(“Great Basin Gold” or the “Company”)

ANNUAL INFORMATION FORM
for the year ended December 31, 2009

This Annual Information Form (“AIF”) is as of March 27, 2010

– 2 –	Annual Information Form and Form 40-F

ITEM 2. TABLE OF CONTENTS

– 3–	Annual Information Form and Form 40-F

PRELIMINARY NOTES

          This AIF includes certain statements that may be deemed “forward-looking statements” and forward looking information. This AIF will be the basis of certain United States securities filings. Accordingly we advise that these forward-looking statements constitute “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. All statements in this AIF, other than statements of historical facts, that address future production, reserve potential, exploration drilling, exploitation activities and events or developments that the Company expects to take place in the future are forward-looking statements or information. Although the Company believes the expectations expressed in such forward-looking statements or information are based on reasonable assumptions, such statements or information are not guarantees of future performance and actual results or developments may differ materially from those in the forward- looking statements or information. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices for gold and silver, exploitation and exploration successes, continued availability of capital and financing and general economic, market, business, or governmental conditions. Investors are cautioned that any such statements are not guarantees of future performance and those actual results or developments may differ materially from those projected in the forward-looking statements or information.

Incorporation of Continuous Disclosure Documents by Reference

          In this AIF, the “Company”, “we”, “us”, “GBG” or “Great Basin Gold” refers to Great Basin Gold Ltd. and all its subsidiaries together unless the context otherwise clearly requires.

          See also our audited consolidated financial statements for the fiscal years ended December 31, 2008, and 2009 together with the auditor’s reports thereon, interim consolidated financial statements, reconciliations to US generally accepted accounting principles, proxy circulars, news releases and other continuous disclosure documents. These documents are available for review on the SEDAR website located at www.sedar.com. All financial information in this AIF is prepared in accordance with Canadian generally accepted accounting principles.

          The foregoing documents have been filed publicly by Great Basin Gold, paper copies of which are available on request from the offices of Great Basin Gold or on the SEDAR website indicated above.

Currency and Metric Equivalents

          All currency amounts in this AIF are stated in Canadian dollars unless otherwise indicated.

          Conversion of metric units into imperial equivalents is as follows:

Metric Units	Multiply by	Imperial Units
hectares	2.471	= acres
metres	3.281	= feet
kilometres	0.621	= miles (5,280 feet)
grams	0.032	= troy ounces
tonnes	1.102	= short tons (2,000 lbs)
grams/tonne	0.029	= troy ounces/ton

– 4–	Annual Information Form and Form 40-F

          Currency conversions used herein are based on December 31, 2009, published by the Bank of Canada as follows: $1 US = $1.05 CDN.

          The following table sets forth (i) the rate of exchange for the Canadian dollar, expressed in US dollars, in effect at the end of the periods indicated, (ii) the average of exchange rates in effect on the last day of each month during such periods, and (iii) the high and low exchange rates during such periods, each based on the noon rate of exchange as reported by the Bank of Canada for conversion of Canadian dollars into US dollars.

	Years Ended December 31
	2009	2008	2007
Rate at end of period	0.9515	0.8166	1.0120
Average rate for period	0.8760	0.9381	0.9304
High for period	0.9716	1.0289	1.0905
Low for period	0.7692	0.7711	0.8437

          The following table sets forth (i) the rate of exchange for the South African Rand, or ZAR, expressed in US dollars, in effect at the end of the periods indicated, (ii) the average of exchange rates in effect on the last day of each month during such periods, and (iii) the high and low exchange rates during such periods, as reported by the Bank of Canada.

	Years Ended December 31
	2009	2008	2007
Rate at end of period	0.1355	0.1071	0.1457
Average rate for period	0.1218	0.1229	0.1419
High for period	0.1378	0.1483	0.1551
Low for period	0.0939	0.0886	0.1332

          The following table sets forth (i) the rate of exchange for the South African Rand, expressed in Canadian dollars, in effect at the end of the periods indicated, (ii) the average of exchange rates in effect on the last day of each month during such periods, and (iii) the high and low exchange rates during such periods, as reported by the Bank of Canada.

	Years Ended December 31
	2009	2008	2007
Rate at end of period	0.1418	0.1311	0.1440
Average rate for period	0.1362	0.1299	0.1523
High for period	0.1502	0.1514	0.1692
Low for period	0.1195	0.1108	0.1415

– 5–	Annual Information Form and Form 40-F

GLOSSARY

In this AIF the following terms have the meanings set forth herein:

2009 Burnstone
Report

a technical report entitled “Revised Technical Report Update on the September 2009 Mineral Resource Estimate for the Burnstone Gold Project” dated effective October 21, 2009, as amended November 9, 2009, prepared by Deon van der Heever, Pr. Sci. Nat., GeoLogix Mineral Resource Consultants (Pty) Ltd., Johan G. Oelofse, Pr. Eng., FSAIMM and Philip N. Bentley, Pr. Sci. Nat., filed on SEDAR on November 10, 2009.

2009 Hollister Report

a technical report entitled “Revised Technical Report on the June 2009 Update of the Mineral Resource Estimate for Hollister Gold Mine” dated effective June 17, 2009, as amended October 30, 2009, prepared by Stephen J. Godden, FIMMM, C. Eng., S. Godden & Associates Ltd., Gideon Johannes (Deon) van der Heever, Pri. Sci. Nat., Johannes G.Oelofse, Pr. Eng., FSAIMM and Philip N. Bentley, Pr. Sci. Nat., filed on SEDAR on November 3, 2009.

Au Eq	the combined grade of gold, silver and other metals expressed as a gold equivalent.

BEE	Black Economic Empowerment, a reference to South African legislative initiatives designed to help redress past injustices to historically disadvantaged persons.

cmg/t	centimetre grams per tonne (this is a measure of gold content).

DMR	Department of Mineral Resources (Previously the Department of Minerals and Energy) of the RSA.

Epithermal Deposit	a type of deposit formed at low temperature (50-200[o] C), usually within one kilometer of the earth’s surface, often as structurally controlled veins.

Ga	billion years.

g/t	grams per ton.

HDB	Hollister Development Block, a portion of the Hollister property in Nevada.

HDSA	Historically disadvantaged South African, a category of person intended to benefit from BEE laws.

HVC	Hecla Ventures Corp. The Company purchased HVC and hence HVC’s 50% earn-in right into the HDB in 2007.

I-Drift	an access tunnel which follows along the vein.

IRR	internal rate of return, the discount rate that would have to be applied to the projected future cash flows from an asset to make the net present value of the asset worth zero.

JSE	Johannesburg Stock Exchange or JSE Ltd, one of the three stock exchanges on which our common shares are listed.

– 6–	Annual Information Form and Form 40-F

LOM	life of mine.

Ma	million years.

Mineral Symbols	mineral symbols which may be used herein are:

Au – Gold; Cu – Copper; Pb – Lead; Ag – Silver; Zn – Zinc; Mo – Molybdenum; Sb – Antimony; Se – Selenium; As – Arsenic; Hg – Mercury.

MPRDA	Mineral and Petroleum Resources Development Act, 2002 (RSA).

NI 43-101	National Instrument 43-101, the national securities law instrument in Canada respecting standards of disclosure for mineral projects.

NPV	net present value, the current value of the discounted projected future cash flows from an asset at an assumed % discount rate and a form of proxy value for the asset.

NYSE Amex	New York Stock Exchange Amex (formerly American Stock Exchange), one of the three stock exchanges on which our common shares are listed.

oz/ton	troy ounces per ton.

Paleoplacer or Witwatersrand Gold Deposit

an ancient surficial deposit that was formed by mechanical concentration of heavy mineral particles, such as gold, from weathered debris which has since been covered by younger rocks and is no longer visible on surface. The Witwatersrand Basin in South Africa hosts the most well known examples of this type of gold deposit.

RSA	Republic of South Africa.

SEC	Securities and Exchange Commission of the United States.

Sulphide	a compound of sulphur with another element, typically a metallic element or compound.

ton (imperial)	2,000 pounds.

tonne or “t” (metric)	1.102 tons.

TSX	Toronto Stock Exchange, one of the three stock exchanges on which our common shares are listed.

ZAR	South African Rand.

– 7–	Annual Information Form and Form 40-F

Resource Category (Classification) Definitions

          The discussion of mineral deposit classifications in this AIF adheres to the mineral resource and mineral reserve definitions and classification criteria published by the Canadian Institute of Mining and Metallurgy in 2005. Estimated mineral resources fall into two broad categories dependent on whether the economic viability of them has been established and these are namely “resources” (economic viability not established) and mineral “reserves” (viable economic production is feasible). Resources are sub-divided into categories depending on the confidence level of the estimate based on level of detail of sampling and geological understanding of the deposit. The categories, from lowest confidence to highest confidence, are inferred resource, indicated resource and measured resource. Reserves are similarly sub-divided by order of confidence into probable (lowest) and proven (highest). These classifications can be more particularly described as follows:

          A “Mineral Resource” is a concentration or occurrence of diamonds, natural solid inorganic material, or natural solid fossilized organic material including base and precious metals, coal, and industrial minerals in or on the Earth’s crust in such form and quantity and of such a grade or quality that it has reasonable prospects for economic extraction. The location, quantity, grade, geological characteristics and continuity of a Mineral Resource are known, estimated or interpreted from specific geological evidence and knowledge.

          An “Inferred Mineral Resource” is that part of a Mineral Resource for which quantity and grade or quality can be estimated on the basis of geological evidence and limited sampling and reasonably assumed, but not verified, geological and grade continuity. The estimate is based on limited information and sampling gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes.

          An “Indicated Mineral Resource” is that part of a Mineral Resource for which quantity, grade or quality, densities, shape and physical characteristics can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters, to support mine planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough for geological and grade continuity to be reasonably assumed.

          A “Measured Mineral Resource” is that part of a Mineral Resource for which quantity, grade or quality, densities, shape, and physical characteristics are so well established that they can be estimated with confidence sufficient to allow the appropriate application of technical and economic parameters, to support production planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough to confirm both geological and grade continuity.

          A “Mineral Reserve” is the economically mineable part of a Measured or Indicated Mineral Resource demonstrated by at least a Preliminary Feasibility Study. This Study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified. A Mineral Reserve includes diluting materials and allowances for losses that may occur when the material is mined.

          A “Probable Mineral Reserve” is the economically mineable part of an Indicated and, in some circumstances, a Measured Mineral Resource demonstrated by at least a Preliminary Feasibility Study. This Study must include adequate information on mining, processing, metallurgical, economic, and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified. The US Securities and Exchange Commission require permits in hand or imminent to classify mineralized material as reserves.

– 8–	Annual Information Form and Form 40-F

          A “Proven Mineral Reserve” is the economically mineable part of a Measured Mineral Resource demonstrated by at least a Preliminary Feasibility Study. This Study must include adequate information on mining, processing, metallurgical, economic, and other relevant factors that demonstrate, at the time of reporting, that economic extraction is justified. The US Securities and Exchange Commission requires permits to be in-hand or imminent to classify mineralized material as (ore) reserves.

ITEM 3.        CORPORATE STRUCTURE

Name, Address and Incorporation

          We were incorporated under the name Sentinel Resources Ltd. on March 19, 1986 under the laws of the province of British Columbia, Canada. From that date through 1997 we underwent various mergers and acquisitions and became “Great Basin Gold Ltd.” with our final merger on December 31, 1997. We continue to be governed by the laws of British Columbia, especially the Business Corporations Act (BC), but are also subject to corporate and securities laws in South Africa and securities laws in the United States. The below noted subsidiaries will be subject to the corporate laws of their jurisdiction of incorporation. Our registered office is located at Suite 1500-1055 West Georgia Street, Vancouver, British Columbia, V6E 4N6, and our operational head office is located at 138 West Street, Sandton, 2146, South Africa.

Incorporate Relationship

          We operate directly and through our subsidiaries as follows:

Great Basin Gold Ltd Corporate Structure - 2009
Name of Subsidiary	Jurisdiction of Incorporation	Ownership Interest
Great Basin Gold Inc.	Nevada, USA	100%
Rodeo Creek Gold Inc.	Nevada, USA	100% (held through Great Basin Gold Inc.)
Antler Peak Gold Inc.	Nevada, USA	100% (held through Great Basin Gold Inc.)
Hollister Venture Corp.	Nevada, USA	100% (held through Rodeo Creek Gold Inc.)
Touchstone Resources Company	Nevada, USA	Inactive, 100% (held through Rodeo Creek Gold Inc.)
N5C Resources Inc.	Cayman Islands	100%
N6C Resources Inc.	Cayman Islands	100% (held through N5C Resources Inc.)
Southgold Exploration (Pty) Ltd	South Africa	100%, (held through N6C Resources Inc.)
Puma Gold (Pty) Ltd	South Africa	100% (held through Southgold Exploration (Pty) Ltd)

– 9–	Annual Information Form and Form 40-F

Great Basin Gold Ltd Corporate Structure - 2009
Name of Subsidiary	Jurisdiction of Incorporation	Ownership Interest
Great Basin Gold RSA (Pty) Ltd	South Africa	100% (held through N6C Resources Inc.)
GBG Rusaf Gold Ltd	Canada	100% of common (preferred shares are held by former shareholders as described further below)
Boulder Investments Ltd	Cyprus	100% (held through GBG Rusaf Gold Ltd.)
Kurils Holdings Ltd	British Virgin Islands	100% (held through GBG Rusaf Gold Ltd.)
Franklyn Ltd	British Virgin Islands	100% (held through GBG Rusaf Gold Ltd.)
Goldtone Ltd	British Virgin Islands	100% (held through GBG Rusaf Gold Ltd.)
Graceholm Finance Ltd	British Virgin Islands	100% (held through GBG Rusaf Gold Ltd.)
Shield Resources Ltd	Tanzania	100% (held through Boulder Investments Ltd.)
Kurils Project Holdings Ltd	British Virgin Islands	100% (held through GBG Kurils Holdings Ltd.)
Kurils Resources LLC	Russia	100% (held through GBG Rusaf Gold Ltd.)
Reef Miners Ltd	Tanzania	100% (held through Franklyn Ltd.)
Premier Resources Ltd	Tanzania	100% (held through Goldtone Ltd.)
Protocol Exploration Ltd	Tanzania	100% (held through Graceholme Finance Ltd.)

– 10–	Annual Information Form and Form 40-F

GBG Group Structure

– 11 –	Annual Information Form and Form 40-F

ITEM 4.        GENERAL DEVELOPMENT OF THE BUSINESS

History

          Great Basin Gold is a pre-production mining company engaged in the acquisition, exploration and development of precious metal deposits. The Company currently has two material projects, both of which are at the test-mining stage, namely (a) the Hollister gold project, acquired in 1997, and which is located on the Carlin Trend goldfield in Nevada, USA (the “Hollister Property”) and (b) the Burnstone gold project, acquired in 2002, and which is located in the Witwatersrand Basin goldfields in South Africa (the “Burnstone Property”).

          Updated technical reports were filed for both the Hollister Property and the Burnstone Property in November 2009, which are available at Great Basin’s profile at www.sedar.com.

          At the Hollister Property, an underground exploration and development program is underway to conduct test mining and to obtain bulk samples to help confirm feasibility analysis done in 2007, which analysis has been updated in 2009. At the Burnstone Property, an initial feasibility study was completed in 2006, followed by an optimized feasibility study that was completed in 2007, which analysis has been updated in October 2009. The development of an access decline, surface infrastructure and vertical shaft is now nearing completion.

          The Company is also conducting early stage exploration on a number of other prospects, primarily in Africa. However, the Company does not consider these properties to be material as they do not have any significant resources identified to date and, accordingly, the properties have not been the subject of any technical reports. A second Nevada property called “Esmeralda” was acquired in December 2008, for US$2 million and the assumption of the existing environmental bond, primarily for its ore processing facility (“Esmeralda Mill”) which the Company has been refurbishing (see “Hollister Property, Nevada and its Hollister Development Block - Milling”). The Company has not prepared a technical report in respect of the Esmeralda Property, as it is not considered material and no significant exploration work is currently budgeted for it.

          We currently do not have any commercial mining operations. Revenues generated during 2009 are attributable to gold and ore sales from the ore extracted during the trial mining activities conducted at the Hollister Property. Our operations consist of exploration, pre-development and test-mining at our two principal mineral projects.

Significant Acquisitions

          The Company did not acquire or dispose of any material properties during 2009.

ITEM 5.        DESCRIPTION OF BUSINESS

General

          We are engaged in the business of acquiring ownership of or interests in, exploring and, where warranted, developing precious metals deposits. For the past four years we have focused on two primary projects: (a) the Hollister Property on the Carlin Trend in Nevada, USA, where feasibility work was completed in 2007 and updated in 2009 on a portion of the property called the Hollister Development Block (“HDB”), and where an underground exploration and development program is underway, and (b) the Burnstone Property in the Witwatersrand Basin goldfield in South Africa, for which an initial area feasibility study was completed in 2006, followed by an optimized feasibility study in 2007,and updated in 2009. A New Order Mining Right under the MPRDA was awarded for the Burnstone Property in October 2008, which allows the Company to mine gold, silver, and aggregate. The development of a full scale underground mine is currently underway and projected to be in commercial operation by July, 2010.

– 12–	Annual Information Form and Form 40-F

          In addition to our two primary projects, we hold interests in early stage mineral prospects known as the Tsetsera Property in Mozambique and properties in Tanzania and Iturup (part of the Kurils Islands in the Russian Federation).

Burnstone Property, South Africa

          Unless stated otherwise, information of a technical or scientific nature related to the Burnstone Property contained in this AIF is summarized or extracted from a technical report entitled “Revised Technical Report Update on the September 2009 Mineral Resource Estimate for the Burnstone Gold Project” dated effective October 21, 2009, as amended November 9, 2009, prepared by Deon van der Heever, Pr. Sci. Nat., GeoLogix Mineral Resource Consultants (Pty) Ltd., Johan G. Oelofse, Pr. Eng., FSAIMM and Philip N. Bentley, Pr. Sci. Nat., filed on and filed on Great Basin’s profile on SEDAR at www.sedar.com on November 10, 2009. Messrs. Oelofse and Bentley are employees of Great Basin and Mr. van der Heever is independent of the Company.

All information relating to the contents of the 2009 Burnstone Report, including but not limited to statements of the Burnstone Property’s potential and information such as capital and operating costs, production summary, and financial analysis are forward looking statements. The 2009 Burnstone Report was prepared to update the 2008 Burnstone mineral resource estimate.

The following are the principal risk factors and uncertainties which, in management’s opinion, are likely to most directly affect the ultimate feasibility of the Burnstone Property. The mineralized material at the Burnstone Property is currently classified as a measured and indicated resource, and a portion of it qualifies under Canadian and US mining disclosure standards as a proven and probable reserve. The Company advises investors that while the terms 'measured and indicated resources' are recognized and required by Canadian regulations, the U.S. Securities and Exchange Commission does not recognize it. Investors are cautioned not to assume that all of mineral deposits in the measured and indicated categories will ever be converted into reserves. Under SEC standards, mineralization may not be classified as a "reserve" unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. Although costs, including design, procurement, construction and on-going operating costs and metal recoveries have been established at a level of detail required for a feasibility study, these could be materially different from those contained in the 2009 Burnstone Report. There can be no assurance that these infrastructure facilities can be developed on a timely and cost-effective basis. Energy risks include the potential for significant increases in the cost of fuel and electricity. The 2009 Burnstone Report assumes specified, long-term prices levels for gold. The price of this metal is historically volatile, and the Company has no control of or influence on its price which is determined in international markets. There can be no assurance that the price of gold will continue at current levels or that it will not decline below the prices assumed in the 2009 Burnstone Report. Prices for gold have been below the price ranges assumed in 2009 Burnstone Report at times during the past ten years, and for extended periods of time. Other general risks include those ordinary to very large construction projects, including the general uncertainties inherent in engineering and construction cost, the need to comply with generally increasing environmental obligations, and accommodation of local and community concerns. South African mining tenure laws require that significant economic ownership in Burnstone be held by historically disadvantaged South Africans (HDSAs) and for which ownership rights the Company may not be significantly compensated. The Company has an agreement with Tranter Gold (Pty) Ltd which represents the required interest by HDSA. The economics of the Burnstone Property are sensitive to the US Dollar and South African Rand exchange rate and this rate has been subject to large fluctuations in the last several years.

– 13–	Annual Information Form and Form 40-F

Burnstone Property Description and Location

          The Burnstone Property is located approximately 80 km southeast of Johannesburg, near the town of Balfour in the Mpumalanga Province of South Africa. (See Figure 1 below) Geologically it is situated in the South Rand Basin of the Witwatersrand Basin., and comprises mineral rights covering approximately 35,000 hectares situated on portions of 32 mineral titles known in RSA as “farms”. Continuing advanced exploration and pre-development work has been underway at the Burnstone Property since 2007. The Burnstone Property has progressed from an advanced stage exploration property through to the feasibility study level, and is currently in the mid stage construction phase with a decline to the reef and vertical shaft nearing completion.

Gold occurs within the Kimberley Reef, a gold-bearing conglomerate unit that is one of four main gold-bearing horizons in the Witwatersrand Basin. The deposit on the Burnstone Property comprises four areas. Areas 1 and 2 are the most advanced and are now included in the mine plan, and Areas 1, 2 and 4 are the focus of ongoing exploration drilling. (See Figure 1 below)

          Prior to November 2004, the mineral resources on the Burnstone Property were partitioned into four areas depending on the amount of drilling and status of geological interpretation. Mineral resources, selected using the same criteria applied previously, are now known to occur within most of the previous Areas 1, 2, 3, and 4 which are combined as the “Resource Area”. Gold mineralization in the Resource Area is distributed in conglomerate beds over an area of 19 km by 5.8 km. The conglomerate horizon in the measured resource portion of the Resource Area averages 53 cm in thickness. In addition to the Resource Area, gold-bearing Kimberley conglomerate has been intersected by exploratory drill holes in areas outside of the Resource Area on the Burnstone Property.

Figure 1: Location of Burnstone Property

Source: Great Basin

– 14–	Annual Information Form and Form 40-F

          The Burnstone Property titles included in the mining right are 100% held through a subsidiary and are held royalty-free except for an estimated 4% royalty on refined gold payable to the government of SA as provided for in the Mineral and Petroleum Resources Royalty Act (the “Royalty Act”). The Royalty Act came into force on March 1, 2010 and provides for the payment of a royalty on gross sales of gold on a bi-annual basis. The royalty percentage is calculated on a prescribed formula being applied to earnings before interest and tax of the Burnstone project and management has estimated the royalty payable to be 4%. Great Basin Gold has secured, by way of purchase agreements, the required surface rights for the mine plan at the Burnstone Property.

          In 2007, Great Basin Gold completed a series of transactions whereby, in order to achieve compliance with South Africa’s BEE legislation that required Great Basin Gold to achieve a target of 26% ownership in the Company’s South African projects by HDSAs by 2014, Tranter Burnstone (Proprietary) Ltd, a BEE corporation, became the owner of 19,938,650 new Common Shares in Great Basin Gold. This was deemed equivalent to the 26% in the Burnstone Property as required by the MPRDA and the Mining Charter. There is an agreed lock-up period of at least 3 years during which the Common Shares owned by Tranter cannot be traded. As of the date of filing of this AIF, Tranter owns approximately 6% of the issued share capital of Great Basin Gold. The purchase consideration paid by Tranter Burnstone was US$38 million which was borrowed from South African banks and the transaction also effectively settled a net smelter royalty that Gold Fields held over the Burnstone Property. As part of the contribution to Tranter’s acquisition of the 19.9 million common shares, Great Basin Gold guaranteed interest on the $38 million loan in the amount of ZAR80 million ($11 million) and further provided a ZAR32 million ($4.3 million) deposit to help secure the loan when its collateral value declined in 2008. Great Basin Gold will seek recovery of the deposit if its share price recovers to the $2 range.

          By concluding this transaction with Tranter Burnstone, Great Basin Gold complied with the MPRDA and was able to submit its application for a Mining Right in the name of Southgold over the Burnstone Property to the DMR in September 2007. During October 28, 2008 the DMR granted a Mining Right to Southgold to mine gold, silver and aggregate at the Burnstone Property. The Mining Right was notarially executed by the DMR and the Company effective February 17, 2009 for a period of 18 years.

          On March 10, 2008, Great Basin Gold announced that the DMR had approved an amended Environmental Management Plan for the sinking of the vertical shaft at the Burnstone Property. This development was needed to remain in compliance with safety regulations by the establishment of a second outlet for the bulk sample project currently in development. Simultaneously with the execution of the mining right, the Environmental Management Plan for Area 1 was approved by the DMR.

          In addition, the mandatory Environmental Impact Assessment (“EIA”) for Area 2 has commenced. The Company expects that this will be completed by September 2010, after which the Company will seek approval for access to mine Area 2 of the Burnstone Property.

          The majority of the Burnstone Property area is currently under active agricultural farming and grazing and as such has no known existing material environmental liabilities that could impact the project.

          The government of RSA has jurisdiction over activities, communities, habitat users and other interests that may be affected by mining. In particular, the DMR has jurisdiction over mineral rights relating to the property on which the Burnstone Property is located.

Accessibility, Climate, Local Resources, Infrastructure and Physiography

          The Burnstone Property is accessed from the main Johannesburg to Durban highway via the Heidelberg South highway at the Balfour exit. The town of Balfour is located approximately 18 km east of the Durban highway. From the municipality of Balfour the Burnstone Property is accessible via a network of unpaved roads, approximately 6.5 km east of the town of Balfour. The adjacent town of Balfour and the surrounding Dipaleseng municipality have a population of about 37,000 people and an employable population of about 14,000, however the majority of the district population have low skill levels.

– 15–	Annual Information Form and Form 40-F

          The Burnstone Property is situated in a physiographic region known as the South African Highveld, lying at an altitude of 1,670 m (5,480 feet). Topographic relief in the area is primarily gently rolling grassland terrain. The area has a mild climate, with about six weeks of chill and frost in mid-winter (July- August). Due to the relatively high altitude the winter nights can be cool. The rainy season occurs during the summer and drought conditions usually prevail in winter. Summer rainstorms can be intense and can be accompanied by substantial lightning and hailstorms. The Balfour area has been intensively farmed for corn and hay for nearly 100 years, consequently there is very little indigenous vegetation remaining in the area of the property.

          The Burnstone Property is crossed by national Eskom grid power lines, two gas pipelines and by two rail lines, one being the main Johannesburg to Durban trunk line. There are three rail sidings on the Burnstone Property. The Balfour municipal water supply from the Haarhoff dam has excess pipeline capacity, sufficient to service the mine and mills potable water needs and the initial construction needs.

          Raw water for the long term operation of the mine/mill can be obtained from the Vaal River Eastern Sub-System Augmentation Pipeline project which was commissioned during 2008. Currently, indications exist that sufficient make-up water could be available from underground sources. Therefore, the Company has determined not to establish a raw water supply infrastructure at the present time.

          An independent rock quarry producing crushed stone is also located on the surface lands in the southwest portion of the Burnstone Property. The stone quarry is sufficiently distant so it will not interfere with the Burnstone Property development, nor will development of the Burnstone Property negatively impact quarrying operations.

History

          Gold was first discovered in the South Rand area in 1887, leading to the establishment of a number of small mines and prospects that operated, intermittently, from 1892 to 1962. The Heidelberg-Roodepoort Mine was the largest single historical producer in the area. The Kimberley Reef was well developed in the Heidelberg-Roodepoort Mine, and gold mineralization was consistent making extraction viable over the full mine lease area. Operations were eventually terminated in 1942 when mining encountered a fault at a depth of 300 m that vertically displaced the Reef. The displaced portion was later mined from the Kildare Gold Mine property.

          Exploration drilling in the Burnstone Property area was conducted intermittently during the period 1974 to 1993; initially by Union Corporation Ltd., and later by Gencor. Anglovaal Ltd (presently known as Avgold Ltd) also drilled a number of holes during this period. Southgold Exploration (Pty) Ltd (“Southgold”), a privately owned resource company drilled three boreholes, during the late 1990s and early 2000, and drilled an additional 15 boreholes from May to July 2002. Southgold then commissioned Global Geo Services to geologically model the deposit and estimate a resource contained in an area that approximates the now called Area 1 gold deposit on the Burnstone Property.

          In November 2002, Great Basin Gold entered into an option agreement with Southgold, to purchase up to 100% of Southgold on a phased basis. Southgold hence became a wholly owned subsidiary of Great Basin Gold. At the time the Company signed the option agreement with Southgold, the Burnstone Property encompassed 26,470 hectares. Since then, Southgold and Great Basin Gold have actively secured additional land holdings in the area, and have divested their interest in lands of little geological merit. As a result, the Burnstone Property now encompasses approximately 35,000 hectares.

– 16–	Annual Information Form and Form 40-F

          In addition, mineral rights to 4% of the measured and indicated mineral resources on the Burnstone Property were previously held by Puma Gold Ltd (“Puma”), however, in July 2008 the Company acquired the entire shareholding of Puma for US$ 6million, thereby securing the entire resource.

Geology

          The Witwatersrand Basin is underlain by an Archaean (>3.1 Ga) granite-greenstone basement and rocks of the 3,086 – 3,074 Ma Dominion Group, and is unconformably overlain by the Ventersdorp (2.7 Ga), Transvaal (2.6 Ga) and Karoo (280 Ma) Supergroups. Prior to 1990, it was widely believed that the Archean granites represented the floor upon which the sediments had been deposited. However, recent U-Pb isotope dates of granites adjacent to the Basin indicate that several intrusions were emplaced between 3,074 and 2,714 Ma and that each event might have predated sedimentation in the basin.

          The Witwatersrand deposits probably represent gold concentrations, called placer deposits (or “reefs”, in local mining terminology), hosted within coarse-grained sediments (conglomerates) deposited in braided stream channels on broad river plains. Economic gold concentrations commonly extend for several km down the dip, and for up to 50 km (30 mi) along strike of the sedimentary rock units. Gold occurs as detrital grains in nugget-like shapes and secondary (re-crystallized) grains, ranging in size between 0.005 and 0.5 mm diameter.

          The Witwatersrand Basin has been affected by several structural events. Many studies now differentiate between deformation that was taking place during deposition of the Witwatersrand sediments and subsequent deformation. Deformation that occurred during the deposition of the sediments played a key role in the distribution and thickness of the host rocks as well as the occurrence of the gold-bearing reefs. Later faulting and buckling of the sequence determined which parts of the basin remained buried, and the depths to mineable horizons.

          The South Rand area is located in the north eastern part of the Witwatersrand Basin. In the South Rand, the Witwatersrand sequence is thinner than in other parts of the Basin. The West Rand Group, comprising about 1,500 m (4,920 ft) of alternating quartz arenite and shale units, unconformably overlies the Archaean granite-greenstone basement rocks. The overlying Central Rand Group strata are approximately 900 m (2,950 ft) thick and include the Kimberley Reef horizon, which is the main gold-bearing unit on the Burnstone Property. The Johannesburg Subgroup, including the Bird amygdaloidal lava and the Kimberley shale, is about 300 m (985 ft) thick. The Turffontein Subgroup is approximately 600 m (1,970 ft) thick and is made up of a sequence of quartz arenites and conglomerates that correlate with the Elsburg Formation.

          An 18-km (11-mi) long northwest-southeast gold trend has been outlined on the Burnstone Property that appears to be associated with a large, ancient, braided channel system extending over the property. Drilling has also shown that two northwest-southeast trending sub-parallel faults, spaced four km apart, have uplifted the central portion of the gold corridor. As a result, a substantial portion of the gold-bearing horizon along the main deposit trend lies between 250 and 750 m (820-2,640 ft) in depth, which is relatively shallow for Witwatersrand gold deposits. The average thickness of the reef is 35 cm.

Exploration and Mineralization

          The Company has carried out a series of drilling programs on the Burnstone Property since January 2003, as summarized in Table 1 below.

– 17–	Annual Information Form and Form 40-F

Table 1: Drilling Conducted by Great Basin Gold – Burnstone Property

Period	Target Area	Comments
January 2003 to November 2004	Areas 1, 2, 3, and 4	Basis of initial Mineral Resource Estimate, January 2005.
March 2005 to August 2006

Focused on exploring the other potential areas within the greater option area. These areas include the farms Roodepoort 598IR, Rietfontein 561IR and Rietbult Estates 505IR where the Kimberley Reef outcrops and some historic mining were undertaken.

Work included surface mapping, drilling some shallow (vertical and incline) core holes, trenching, surface and underground sampling and auger sampling over tailings dump areas and looked at the Kimberley Reef, and Bird Reef as well as the Scattered Reef zone on Roodepoort 598IR.

August 2006 to January 2007	Areas 1 and 2	Basis of Mineral Resource Estimate, January 2007.
February 2007 to January 2008	Areas 1, 2 and 4.	Basis of Mineral Resource Estimate, January 2008.
January to December 2008	Areas 1, 3 and 4.	Mineral Resources in Review.
January to December 2009	Areas 1, 3 and 4	Basis of Mineral Resource Estimate September 2009

          The drilling program from January 2003 to November 2004 was designed, firstly, to test and better define the deposit in preparation for engineering studies within Area 1 and, secondly, to extend exploration into the surrounding areas (2, 3 and 4) with the purpose to identify and delineate potential economically viable areas.

          The ongoing exploration program, comprised of infill and step-out drill holes, is designed to upgrade and expand the mineral resources in Areas 1, 2 and 4 and continues to return good results. From August 2006 to January 2007, an additional 15 drill holes were completed to increase confidence levels in the Resource Area on the Burnstone Property, particularly Areas 1 and 2. From February 2007 to January 2008, a total of 23 boreholes were drilled. The drilling continued to increase confidence levels in Areas 1 and 2 and also increase the resource base in Area 4. Drilling in Areas 1, 2 and 4 during February 2007 to January 2008 formed the basis of the January 2008 resource estimates.

          Since January 2008, a further 31 boreholes were drilled on Areas 1, 3 and 4 which focused on further delineation of Kimberley Reef in the initial mining areas as well as testing down dip extensions into Area 4. The drilling has confirmed further areas of mineralization in Area 1, as well as increased channel thickness, spreading into Area 4. Surface drilling was curtailed during 2009 in order to conserve cash. At present the mineral resource estimate is based on a total of over 350 boreholes.

Sampling and Analysis

          At the Balfour logging facilities, drill core was photographed, geologically logged and selectively sampled. These facilities have since been relocated to the Burnstone Property. Sample collection was carried out by personnel of the independent site contractor GeoActiv. GeoActiv established a detailed protocol to ensure sampling of the primary target Kimberley Reef rock cores was correctly undertaken and that pertinent sampling information was recorded for resource analysis studies. Digital photographs were taken of each box of core and the images were archived on CD-ROM. This protocol is currently applied, and is in line with acceptable core sampling practices.

– 18–	Annual Information Form and Form 40-F

          Core recovery has generally been very good, averaging 99.7% for the sampled intervals. In addition to this, 4,250 specific gravity measurements were taken prior to sampling marked intervals in the Kimberley Reef and surrounding wall rocks.

          As part of the sampling protocol, the minimum length for reef samples is 10 cm of core (approximately 250 g). To ensure that the reef intersection is cut into two equal halves without bias, a cut-line is marked at the low point of the bedding plane of the base of the reef. This ensures consistent sampling independent of the presence or absence of visible gold in the core. Depending on the core angle of the base of the reef intersection (which is recorded), a maximum of 5 cm and a minimum of 2 cm of the footwall lithology is included in the basal sample of the reef. Two samples are taken above and below the reef intersection as follows: (i) hanging wall - (a) sample immediately above reef +/- 30 cm in length; and (b) uppermost sample +/- 30 cm in length; and foot wall – (a) sample immediately above reef +/- 30 cm in length; and (b) lowermost sample +/- 30 cm in length.

          Prior to the core being cut, the Senior Geologist on site reviews the sample marking. For sampling intervals, the core is broken (not sawn) as marked by the Geologist, or at suitable intervals for the longer samples. The core samples are sawn in half lengthwise with a diamond tipped rock saw blade. The remaining half core is returned to the core boxes and stored at the Balfour facility. To verify that the core sampling is done correctly, the Geologist and Sampling Foreman review all reef intersections after the core is sampled. Samples are placed in bags and sealed with numbered “Pull-Tite” chain of custody security seals and stored in Southgold’s locked and secured building prior to deliver to the analytical laboratory.

          The primary analytical facility for the Burnstone Property from 2003-2005 was the Johannesburg laboratory of SGS Lakefield Research Africa (Pty) Ltd. Since 2006, ALS Chemex of Johannesburg has been the primary laboratory. Core drilling, sampling and QA/QC sample insertion program at the Burnstone site and Balfour core facility has been performed under the supervision of GeoActiv or the Company’s Chief Geologist. This program was designed to assess the accuracy and precision of the assay results reported by the primary analytical laboratory. The performance of standard, blank, duplicate, and sieve samples have been evaluated. The few results that deviated from the accepted tolerance limits were investigated in detail. In general, QA/QC procedures are thorough, and are internationally acceptable.

          Great Basin Gold is in the process of upgrading its own quality assurance system, and is commissioning appropriate software with links to ALS Chemex assay certificates and the internal database. These analytical and QA/QC procedures were reviewed by the authors of the 2009 Burnstone Report and they concluded that QA/QC procedures and the resulting database is appropriate for resource estimation.

Mineral Resource Estimates

          An updated mineral resource estimate was completed during September 2009. The update is inclusive of all surface drilling up to July 2009. At a cut-off of 400 cmg/t, the total Measured and Indicated resources have increased by 8% from approximately 10.9 million ounces to 11.7 million ounces Au.

– 19–	Annual Information Form and Form 40-F

Cautionary Note to Investors Concerning Estimates of Measured and Indicated Resources

This AIF uses the term ‘measured resources’ and ‘indicated resources’. The Company advises investors that while those terms are recognized and required by Canadian regulations, the U.S. Securities and Exchange Commission does not recognize them. Investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves.

Table 2: Measured and Indicated Resources Burnstone Report 2009

Resource Category	Cut-off cmg/t	Tonnes millions	Au Grade g/t	Contained Au Ounces
Measured	350	53.1	5.64	9,617,400
	400	44.1	6.08	8,621,300
Indicated	350	15.3	7.27	3,574,500
	400	10.3	9.23	3,055,200
Total Measured and Indicated	350	68.4	6.00	13,191,900
	400	54.4	6.68	11,676,500

Notes:

1.	Mineral resources that are not mineral reserves and do not have demonstrated economic viability.
2.	Metallurgical recoveries are not applied to resource values.

Cautionary Note to Investors Concerning Estimates of Inferred Resources

This AIF uses the term ‘inferred resources’. The Company advises investors that while this term is recognized and required by Canadian regulations, the U.S. Securities and Exchange Commission does not recognize it. ‘Inferred resources’ have a great amount of uncertainty as to their existence, and as to their economic and legal feasibility. It cannot be assumed that all or any part of a mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of economic studies, except in rare cases. Investors are cautioned not to assume that any part or all of an inferred resource exists, or is economically or legally mineable.

Table 3: Inferred Resources Burnstone Report 2009

Resource Category	Cut-off cmg/t	Tonnes millions	Au Grade g/t	Contained Au Ounces
Total Inferred	350	35.5	7.69	8,773,500
	400	11.8	12.14	4,592,100

          The number of boreholes utilized in the resource estimate totals 296, and inclusive of all deflections, provides 1,115 Kimberley Reef intersections. The resource model has benefited from a full database verification and validation exercise, which has led to information from 59 additional historical and 71 additional new drill holes being incorporated. Geozones of the area of interest were updated as part of the basis for the estimation. These zones are delineated by a combination of variable geological parameters such as channel width, gold grade and gold accumulation (cmg/t), footwall lithology, and sedimentary facies. The resource estimate covers a combination of mineral rights within the mining license area granted in October 2008, as well as mineral and/or prospecting rights controlled by Great Basin outside this boundary.

– 20–	Annual Information Form and Form 40-F

          For continuity, the mineral resource classification method applied in this update is consistent with that applied in previous Burnstone mineral resource statements. A sensitivity analysis of the estimation kriging variances and the minimum number of informing samples has also been undertaken and assessed. The results demonstrate no significant or material change to the estimated total Measured and Indicated resources.

          In addition the Company significantly increased the mineral resources in the inferred category in the areas adjacent to the mining licensed area. These rights are held under prospecting permits. Exploration activities will be extended into these areas for mineral rights maintenance, and as sufficient drilling has been completed within the mineral lease area.

Mineral Reserves

          Mineral reserves are declared at a cut-off gold content of 400 cmg/t (4 g/t over 100 cm). The portion of the mineral resources that were included in the mine plan were modified inclusive of mining dilution (minimum stoping width 90 cm with 10 cm dilution, minimum tramming width 120 cm), mining gold losses (10%), metallurgical recovery (95%) and royalties (4%) to the equivalent of proven and probable reserves tabulated below. The proven and probable reserves have been determined in terms of Canadian regulations under NI 43-101.

Cautionary Note to Investors Concerning Reserve Calculations

The mineral reserve estimates contained in this AIF have been calculated in accordance with NI 43-101, as required by Canadian securities regulatory authorities. For United States reporting purposes, SEC Industry Guide 7 (under the Exchange Act) as interpreted by Staff of the SEC, applies different standards in order to classify mineralization as a reserve. As a result, the definitions of proven and probable reserves used in NI 43-101 differ from the definitions in the SEC Industry Guide 7. Under SEC standards, mineralization may not be classified as a "reserve" unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. Among other things, all necessary permits would be required to be in hand or issuance imminent in order to classify mineralized material as reserves under the SEC standards. Accordingly, under SEC standards, the quantity of the mineral reserves reported for the Burnstone property may be different than those reported for Canadian purposes.

– 21–	Annual Information Form and Form 40-F

Table 4: Proven and Probable Reserves as of February 2009(1)

Category	Tonnes (millions)	Grade (g/t)	Au Content (oz)
Area 1 Proven Probable	20.7 1.9	4.59 4.22	3,052,000 252,000
Area 2 Proven Probable	6.9 0.5	3.32 3.22	741,000 51,000
Area 1 & 2 Proven Probable	27.6 2.4	4.27 4.01	3,793,000 303,000
Total Proven and Probable	30.0	4.25	4,096,000

Note:

(1)	Reserves calculated at a 4 g/t cut-off.

Underground drilling

          Drilling totalled 18,427 ft (5,584 m) for the year. The focus continues to be on Block C delineation and infill evaluation to support the mine plan. The number of operating rigs increased to four during the year. In addition, a more powerful LM75 diamond drill rig capable of drilling holes up to 3,300 ft (1,000 m) has been mobilized which is capable of drilling deeper fan boreholes into Block C.

Surface drilling

          Limited surface drilling was undertaken in 2009, with some infill drilling for the initial mine plan area completed during the fourth quarter of 2009. One drill hole intersected waste, and another intersected 18.46 g/t Au over 60 cm for a content of 1,108 cmg/t Au. Work programs outside the mining right as well as investigations of sub-cropping mineralization in four areas are being reviewed.

Mine Development and Production Build-up

          The first of a two-stage underground access development program began in July 2006. Development and construction programs are ongoing and at December 31, 2009, approximately 8,174 ft (2,477 m) of the planned 9,085 ft (2,753 m) of decline development was completed. The completion of the remaining 881 ft (267 m) to reach the vertical shaft is scheduled for the second quarter of 2010, in-line with the completion of the vertical shaft project. Once completed, ore and waste will be trucked down the decline and hoisted through the vertical shaft which will have a significant impact on efficiencies and haulage costs because of the reduced hauling distances. Ore and waste are currently hauled to surface through the decline.

          Since the first reef intersection, 1,528 ft (463 m) of ore development has been completed in Block B up to December 31, 2009, exposing in excess of 3,300 ft (1,000 m) of the Kimberley Reef. Initial reef exposure indicated a competent hanging wall with chloritoid shale in the foot wall. Stope development in Block B is underway in-line with the projected production build-up. The breakaway out of the main decline to Block C has advanced to 736 ft (223 m) at December 31, 2009. This breakaway intersected the Reef on February 4, 2010 and ore development commenced. To date, over 1,600 channel samples have been taken on Kimberley Reef exposures, and a more detailed understanding of the geological controls and sedimentology of the Reef is evolving. Reef exposures indicate channel widths are significantly increasing towards the south-west (60 -180 cm) with Au content ranging between 360 - 600 cmg/t.

          Development of the main decline, the breakaway to Block C as well as the ore development in Block C has been contracted to Grinaker LTA to allow mine management to focus on the ore development and mining in Block B. Increasing the capacity of development will positively impact on stopes available for mining later on in 2010.

– 22–	Annual Information Form and Form 40-F

          Establishing adequate ventilation to the planned production and development areas remains a key objective. The third leg of the ventilation raise in the main decline was commissioned during the first quarter of 2009. Development of the return airway (“RAW”) has advanced to 1,620 ft (491 m). Adequate ventilation is provided through the RAW and completed ventilation raises for the production build-up in the first half of 2010. Raiseboring the main ventilation shaft which will provide adequate ventilation during the first 3 years of mining commenced in the third quarter of 2009. This 1,013 ft (305 m), 17 ft (5.1 m) diameter ventilation raise will act as the main air intake for the Blocks B and C mine areas. The project completion is scheduled for the second quarter of 2010.

Mining method

          The Company has started the first tests of its Long Hole Stoping (“LHS”) project; the trials are currently planned to continue for a period of nine to twelve months. LHS, which involves a higher degree of mechanization, could, if implemented successfully, result in the mining of fewer ore tons at a higher recovery grade, with safer and better mining efficiencies. This could favourably impact the cash cost per ounce measures of the operation. Cash cost per ton should remain the same. The equipment needed for the trial stoping is already on site, crews trained and testing of the equipment and its capabilities successfully completed. Turgis Consulting has been appointed to independently review the results of the trial stopes to ensure timely and accurate decision making. In order to maximise the synergies, Blocks B and C will also be developed with mechanised low profile equipment to increase the rate at which stoping areas can be opened up; this approach can add flexibility and a smooth transition to hybrid mining should LHS prove not to be successful.

          The first trial stope, with an area of just over 1,000 m2, has been completed and the second trial stope is underway. Accurate drilling and blasting controls has resulted in a very smooth stable hanging wall and well controlled stoping width with a good footwall contact on these initial stopes.

Vertical shaft

          The vertical shaft is intended primarily for rock hoisting, but will also be equipped for the movement of men and equipment. For this purpose, two winders will be installed. The shaft will be sunk to a depth of 1,600 ft (485 m) at shaft bottom. On completion, the shaft will have a design hoisting capacity of 220,000 tons per month with 175,000 tons of ore.

– 23–	Annual Information Form and Form 40-F

Figure 2: General Vertical Shaft Arrangement

          The contract to sink and equip the vertical shaft was awarded to Grinaker – LTA Mining, a business unit of Aveng (Africa) Ltd. After completion of a successful pre-sink stage to 541 ft (164 m) in 2008, the permanent headgear was installed in the first quarter of 2009 as well as the changeover of temporary sinking winder arrangements. The main sink stage then commenced during the first quarter of 2009. Sinking progressed to the 40 level, 1,312 ft (400 m) below collar, in the third quarter of 2009 where vertical advance was halted while lateral development was completed. This development included the first of a series of ore passes and settler dams required to enable utilization of the vertical shaft for rock hoisting. The main decline will be linked with the shaft infrastructure on 40 level. (see Figure 2).

– 24–	Annual Information Form and Form 40-F

Figure 3: Schematic depiction of 40 level development

          The initial development on 40 level was completed in the fourth quarter of 2009 and shaft sinking continued to 41 level some 1,460 ft (445 m) below collar. Once again, vertical advance was halted to complete the lateral development on this level. This level will contain the bottom end of the settler dam, ore pass and clearwater dam.

Figure 4: Schematic depiction of 41 level development

          On completion of the critical infrastructure of 40 and 41 levels, development of the shaft to shaft bottom will be completed, and equipping of the shaft will commence.

          The refurbishment of the 2 permanent winders continued simultaneously with shaft sinking. The refurbishment process is 95% complete and delivery of the winders and related components is planned for March 2010. Construction of the winder house commenced in November 2009 and was completed in February 2010 in time to accommodate the installation of the permanent winders. The change over from the temporary winders is planned to coincide with the commissioning of the shaft.

          The vertical shaft project remains on schedule and within the budget with $36 million being spent up to December 31, 2009 on this project. A further $14 million is forecasted to be spent in 2010 to complete the shaft infrastructure, related underground development and commissioning.

          The Vertical Shaft Project is expected to be commissioned for rock hoisting during the second quarter of 2010, with final infrastructure and underground development to be completed in the second half of 2010.

– 25–	Annual Information Form and Form 40-F

Metallurgical plant

          The metallurgical plant for the Burnstone Mine was designed to Feasibility Study level by MDM Engineering, and published as part of the final technical report on the feasibility study. The plant was initially designed for a production rate of 125,000 tonnes per month. This initial design was then increased with a further 50,000 tonnes per month to 175,000 tonnes per month capacity in-line with the production profile of the mine.

          An ex-works plant, as per the specifications from the feasibility study, was purchased in 2007 and delivered on site in 2008. The lead times and cost involved in procuring new mills was the main driver in acquiring this plant.

          A metallurgical update to the June 2007 Optimized Feasibility Study was completed in the second quarter of 2009. This update included finalizing the Process Flow Design and Plant Layout for a Carbon-in-Leach process as well as detailed engineering and design. TWP Engineering (“TWP”) will be delivering the plant as they have been contracted in July 2009 to manage an engineering, procurement and construction management contract on behalf of the Company.

Figure 5: Graphic Depiction of the Metallurgical Plant

          The second hand mills that have been acquired were subjected to non-destructive testing and technical inspection to determine the level of refurbishment required. The mills were found to be in a sound condition and the refurbishment contract was awarded to F.L. Schmidt, the original equipment manufacturer (“OEM”) for this particular equipment, during the second quarter of 2009. Refurbishment is planned to be completed and ready for installation during March 2010. This is timed to coincide with the associated plant construction phase.

          The plant construction process is well established and on schedule. Site terracing and early works construction is complete and the foundation excavations and construction for the mills, building and main storage silo is in process. Two contractors are on site, one being responsible for the civil construction of the foundations of the mills, mill building and silo and the other for the earthing and lightning protection of the metallurgical plant. The civil construction contractor commenced with site establishment in December 2009. The project consists of various work packages for modular units that are being fabricated off-site with assembling and installation scheduled for second quarter of 2010.

– 26–	Annual Information Form and Form 40-F

          Cold commissioning is planned for June 2010 with a ramp up to 120,000 ore tonnes to be processed in July 2010. The mill will reach an average production rate of 120,000 tonnes for the first 6 months, which will be increased to correspond with underground production. $20 million has been spent up to December 31, 2009 consisting of purchase and shipment costs of the secondhand plant, design and engineering costs, refurbishment of the mills and early construction work. A projected $49 million will be spent during 2010 to complete and commission the plant. Capital costs on the project are well controlled and in line with the control budget estimate generated from the final design.

Tailings dam (“TSF”)

          Confirmatory geotechnical work to support designs and environmental compliance was completed during 2009. A geophysical investigation for the TSF confirmed that there is no influence from regional fault structures. The storage characteristics and deposition method for the TSF was modeled to confirm designs while the tender drawings, bill of quantity and other related tender documentation were completed.

          The tender process for the TSF was closed in January 2010 and the contract awarded by mid February 2010. The planned cost of $7 million will be spent up to July 2010 with the project completion planned to coincide with the completion of the metallurgical plant.

General surface infrastructure

Bulk Power Supply

          Eskom (the state-owned energy company) committed to the phased power demand requirements of the Burnstone Project which involves the refurbishment of an existing line, and construction of a new section of a power line to the mine site. An environmental basic assessment report was completed for the construction of the power line to the Burnstone Project and Eskom has completed negotiating servitude rights with owners of surface land that will be crossed by the power line.

          All design work for the first of two lines between a proposed switching station (positioned between Grootvlei Power Station and Burnstone Mine) has been completed and material ordered. The proposed refurbishment of two existing lines between Grootvlei and the proposed switching station is currently being finalized and is also planned to commence in early 2010.

          The proposed commissioning date of the permanent supply that will follow a power demand buildup, as agreed between Eskom and Great Basin Gold, is at the end of June 2010. As an interim arrangement, Burnstone will be supplied with 25 Mega Volt Ampere (“MVA”) by means of a new 88 kiloVolt (kV) line. The full 51 MVA, as agreed between Eskom and Great Basin Gold, will be supplied as soon as the construction of the Switching Station as well as the refurbishment of the two lines from Grootvlei Power Station has been completed.

          The electrical installation at the Burnstone Project was designed to comply with Eskom energy efficiency specifications as set out in the ‘Generic Energy Efficiency Specification’. Independent certification in this regard will be done prior to activation of the energy supply, effecting the issue of an Eskom ‘Energy Efficiency Compliance certificate’. In order to supplement the latter, creative power saving methods have been integrated in the design, such as the use of high efficiency motors, optimized electrical infrastructure, alternative power technologies, and state of the art power monitor and control technologies.

          Construction of the 88/11kV main substation on site by Great Basin Gold has commenced.

– 27–	Annual Information Form and Form 40-F

          The power supply project is jointly managed by Eskom and the Company to ensure availability of the required electricity in the second quarter of 2010 to coincide with the commissioning of the vertical shaft and metallurgical plant. Electricity requirements during the construction phase are managed through a combination of Eskom supply and diesel generators.

Surface infrastructure

          A combination of permanent and temporary buildings is being utilized. No additional buildings will be required during the remainder of the construction period. Projects for the electrical and water reticulation on site are in progress with completion scheduled in line with plant completion.

Financial analysis

          The 2009 Burnstone Report did not include an update on the financial analysis of the Burnstone Property and table 5 below provide a summary of the financial analysis contained in the 2008 Burnstone report.

Table 5: Financial Analysis Assumptions – Burnstone

Assumptions	2008 Burnstone Report
Au Price	US$800/oz
US$/ZAR exchange rate	ZAR9.00
Proven and probable reserves used for the financial model	30 million tons @ 4.2 g/t of gold. 4.1 million oz of Au @ 4 g/t Au cut-off
Percentage of measured and indicated resources used in financial model	38%
Gold recovery	95%

          Cash costs include direct and indirect mining costs, development costs, engineering, environmental, safety, plant and site services, geology, general and administration, workman’s compensation, insurance, royalties and milling costs.

Table 6: 2009 LOM Average Cash Cost – Burnstone

LOM Avg. Cash Cost (US$/oz)	2009 Burnstone Report
Mining	218
Milling	37
South African royalty	32
Social development	1
Administration	31
Total	319

– 28–	Annual Information Form and Form 40-F

          Regarding the capital cost table below, the increase in the capital costs are being negated by the devaluation of the ZAR to the US$.

Table 7: Capital Cost Estimates – Burnstone

Project Capital Cost (US$ millions)	2009 Burnstone Report
Mine Development	101
Process plant	37
Vertical shaft	30
Tailings	7
Sub total	175
LOM capital	49
Total project capital	224
Capital spent up to December 31, 2008	55
Remaining capital to be spent over LOM	169

          Regarding the total life of mine cost table below, total costs include cash costs plus proceeds on mineral taxes, income tax payable and depreciation and amortization.

Table 8: LOM Capital Cost Estimates – Burnstone

LOM Avg. Total Costs (US$/oz)	2009 Burnstone Report
Total costs	495

          An after tax cash flow schedule has been developed for the current production scenario, and the capital and operating costs disclosed above. The cash flow includes royalties and taxes payable. The results, at a cut-off of 4 g/t Au cut-off, show an estimated NPV of US$687 million at a 5% discount rate and an internal rate of return of 36%.

Table 9: Financial Analysis – Burnstone

Financial Analysis (Post Tax)	2009 Burnstone Report
IRR	35.6%
NPV (0% discount rate)	US$1.17 billion
NPV (5% discount rate)	US$687 million
NPV (10% discount rate)	US$414 million
Payback	3.5 years (after mill start up)
Mine life	19 years (including a four year start-up period)

Sensitivity Analysis

          The following is a sensitivity analysis based on the 2009 resource estimate. The sensitivity analysis was done against the variables of gold prices to illustrate the impact on the IRR and NPV (discounted at 5%). Sensitivity to gold price fluctuation is summarized in the table below over a range of gold prices of US$700 to US$900, demonstrating an impact on IRR of 28.5% to 42.4%, and post tax NPV of US$503.6 million to US$869.5 million.

– 29–	Annual Information Form and Form 40-F

Table 10: Gold Price Sensitivity – 2009 Burnstone Report

Burnstone Gold price sensitivity	Post Tax IRR	Post Tax NPV (5%) US$ millions
$700/oz	28.5%	$503.6
$800/oz	35.6%	$686.6
$900/oz	42.4%	$869.5

Plans

          The Company’s project development plan is focused on the preparation for and entry into production, entailing underground development into the mining blocks identified for early stage and trial mining by opening up and mining certain stopes. During this stage, advanced stoping techniques and mining technology will be evaluated. The decline shaft will be completed to link up with the bottom of the vertical shaft. Completion of other mine infrastructure, above and below surface is also planned, which entails the vertical shaft, metallurgical plant, surface infrastructure and the establishment of adequate electrical power to the Burnstone Property. The Company will also source, employ and train the necessary workforce and purchase the equipment required.

          The Company plans to extract 80,000 Au oz from underground during fiscal 2010, and expects to recover 60,000 Au oz as the metallurgical plant start-up is planned for July 2010 and will be in the commissioning phase. Cash cost of production for the year is targeted at US$495 per Au oz.

Table 11: Total Remaining Costs to Bring Mine into Production – 2009 Burnstone Report
(US$ million)

	Burnstone Funding Requirements as at January 1, 2009 (Estimated as of March 2009)	Spent From January 1, 2009 To September 30, 2009	Capital Cost Increases	Strengthening Rand (March 2009: ZAR9:US$1) (November 2009: ZAR8:US$1)	Estimated Remaining Costs to Production from September 30, 2009 (Estimated as of November 2009)
Mine engineering, development and surface infrastructure	39	22	6	3	26
Mining equipment	23	5	---	2	20
Vertical shaft	23	14	---	1	10
Metallurgical plant	35	5	6	5	41
Production costs	25	9	---	2	18
Total costs	145	55	12	13	115

Hollister Property, Nevada

          Unless stated otherwise, information of a technical or scientific nature related to the Hollister Property contained in this AIF is summarized or extracted from a a technical report entitled “Revised Technical Report on the June 2009 Update of the Mineral Resource Estimate for Hollister Gold Mine” dated effective June 17, 2009, as amended October 30, 2009, prepared by Stephen J. Godden, FIMMM, C. Eng., S. Godden & Associates Ltd., Deon van der Heever, Pri. Sci. Nat., Johan Oelofse, Pr. Eng., FSAIMM and Philip N. Bentley, Pr. Sci. Nat., filed on SEDAR on November 3, 2009. Messrs Oelofse and Bentley are employees of Great Basin Gold, and Mr. Godden and Mr. van der Heever are independent of the Company.

– 30–	Annual Information Form and Form 40-F

All information relating to the contents of the 2009 Hollister Report, including but not limited to statements of the HDB project’s potential and information such as capital and operating costs, production summary, and financial analysis are forward looking statements. The 2009 Hollister Report was prepared to quantify the HDB project’s capital and operating cost parameters and to determine the project’s likelihood of feasibility and optimal production rate. The capital and operating cost estimates which were used have been developed based on detailed capital cost to production level relationships.

The following are the principal risk factors and uncertainties which, in management’s opinion, are likely to most directly affect the ultimate feasibility of the HDB project. The mineralized material at the HDB project is currently classified as a measured and indicated resource, and a portion of it qualifies under Canadian mining disclosure standards as a proven and probable reserve, but readers are cautioned that no part of the HDB project’s mineralization is considered to be a reserve under US mining standards as all necessary mining permits and project financing would be required in order to classify the project’s mineralized material as an economically exploitable reserve. Although work has been done to confirm the mine design, mining methods and processing methods assumed in the 2009 Hollister Report, construction and operation of the mine and processing facilities depend on securing environmental and other permits on a timely basis. Additional permits, when required, have yet to be applied for and there can be no assurance that required permits can be secured or secured on a timely basis. Although costs, including design, procurement, construction and on-going operating costs and metal recoveries have been established at a level of detail required for a feasibility study, these could be materially different from those contained in the 2009 Hollister Report. There can be no assurance that these infrastructure facilities can be developed on a timely and cost-effective basis. Energy risks include the potential for significant increases in the cost of fuel and electricity. The 2009 Hollister Report assumes specified, long- term prices levels for gold. The price of this metal is historically volatile, and the Company has no control of or influence on its price which is determined in international markets. There can be no assurance that the price of gold will continue at current levels or that it will not decline below the prices assumed in the 2009 Hollister Report. Prices for gold have been below the price ranges assumed in the 2009 Hollister Report at times during the past ten years, and for extended periods of time. The Hollister Property will require additional financing. Although interest rates are at historically low levels, there can be no assurance that debt and/or equity financing will be available on acceptable terms. Other general risks include those ordinary to very large construction projects, including the general uncertainties inherent in engineering and construction cost, the need to comply with generally increasing environmental obligations, and accommodation of local and community concerns.

Hollister Property Description and Location

          The Hollister Property is located in Townships 37 and 38 North, Range 48 East, Ivanhoe Mining District, Elko County, Nevada (see Figure 6). The Hollister Property consists of a total of 950 unpatented, federal mining claims, covering over 69 square kilometers. It is situated on Nevada’s 80 km long Carlin Trend gold belt and is the host of classic Carlin-style low sulphidation epithermal banded veins in Ordovician sediments containing high grade precious metal values. Initial feasibility work was completed in mid 2007. Since that time, the Company has focused on permitting, additional development to prepare for production and additional underground and surface drilling.

– 31–	Annual Information Form and Form 40-F

Figure 6: Hollister Property Location

Source: 2009 Hollister Report

          The HDB is currently being accessed for test mining, underground continuity drilling, and to obtain bulk samples through an excavated decline that, as of December 31, 2008, was 4,524 feet (1,379 metres) in length. Gold and silver mineralization occurs in multiple, steeply dipping vein systems. Permitting and pre-development work are ongoing, and additional surface drilling on areas of the Hollister Property outside of the HDB was conducted in 2008. Vein systems within the HDB are the most thoroughly explored on the Hollister Property and are the location of the mineral resources and reserves described below in Tables 14, 15 and 17 below.

          The Hollister Property was purchased by the Company from a subsidiary of Newmont Mining Corporation, which had previously operated a leach recovery mine there to exploit some near surface mineralization. The Great Basin Gold’s primary focus is the deeper gold bearing system lying underneath an area covering approximately 5% of the Hollister Property, and known as the Hollister Development Block, or HDB. Feasibility work in 2007 and ongoing work through 2009 have determined the presence of proven and probable mineral reserves (as further discussed below.

          The HDB was a joint venture with Hecla Mining Corp. from 2002 to 2007. In 2007 the Company purchased Hecla’s 50% interest for US$60 million. Great Basin Gold currently owns a 100% interest in the claims comprising the Hollister Property, subject to certain royalty interests ranging from 3% to 5% of any net smelter returns (also described in more detail below).

          Pursuant to the terms of a purchase agreement (the “Ivanhoe Agreement”) dated August 13, 1997, with a subsidiary of Newmont Mining Corporation (“Newmont”) and Touchstone Resources Company (“Touchstone”), Great Basin Gold acquired Newmont’s 75% interest in the Hollister property. A Great Basin Gold subsidiary later acquired Touchstone, which owned the other 25%. A total of 504 claims are listed in the purchase agreement. Of these, 380 claims are subject to a 5% net smelter royalty (“NSR”) held by Newmont and 45 claims are subject to conditions under a lease agreement with the Hillcrest/Finley River partnership (described next paragraph).

– 32–	Annual Information Form and Form 40-F

          The 45-claim Hillcrest/Finley River claim block is under an 80-year lease from the Hillcrest/Finley River partnership which expires October 27, 2080. This partnership retains an underlying NSR of 2% and receives annual lease payments of US$50,000 subject to increase. In each 20-year renewal period the annual lease payments will be increased by US$5,000. Newmont holds an additional 3% NSR on the Hillcrest/Finley River claims. Under the Ivanhoe Agreement, Great Basin Gold agreed to share Newmont’s future reclamation costs for past mining at the Hollister Property on the basis of one third of such expenditures over US$4.5 million but less than US$6 million (US$500,000 maximum) and 25% of expenditures over US$6 million. Under the Ivanhoe Purchase Agreement, Newmont retains title to 62 of the Hollister Property mining claims (the “Reclamation Area”) until reclamation is complete, at which time Great Basin Gold will have the right, but not the obligation, to accept conveyance of the Reclamation Area for no further consideration. Newmont’s original estimates for reclamation were in the US$4.5 -6 million range. As of the date hereof, the Company is still resolving some outstanding environmental issues with Newmont before the Company requests conveyance of the claims. Reclamation overruns have now exceeded US$1.5 million and are currently divided as 75% to Newmont and 25% to the Company.

          In addition, the Robbie claims acquired under a 15-year lease on June 8, 1999, comprise 107 claims on the Hollister Property. Great Basin Gold is obligated under terms of the lease to an annual lease payment of US$4,000, a 2% NSR and to maintain the claims in good standing with the BLM and Elko County. The lease can be renewed if there is commercial production on the Robbie claims before 2014.

          The federal government of the United States and the state government of Nevada have jurisdiction over mining activities and communities, habitat users and other interests that may be affected by mining. In particular, the Bureau of Land Management has jurisdiction over the land on which the Hollister Property is located.

Permits

          The Company has updated the following since the 2009 Hollister Report.

          The Environmental Impact Statement (“EIS”) process for the Hollister Project is currently underway by the Bureau of Land Management (“BLM”). Pending the completion of the EIS process and receiving the BLM approval of the amended Plan of Operations, the underground exploration and development activities at the Hollister Property must be conducted within the 275,000 ore tons per year limit set out in the Water Pollution Control Permit (“WPCP”) issued by the Nevada Department of Environmental Protection (“NDEP”) and in a manner that aims to fully protect the environment and archaeological resources near the development, and that will not create any additional surface disturbance or new environmental impacts.

          Great Basin Resource Watch (“GBRW”) filed an appeal with the Nevada State Environmental Commission (the “NSEC”) challenging the NDEP’s issuance of the WPCP. After a number of meetings between the Company, GBRW and NDEP, GBRW agreed to withdraw its appeal of the WPCP in May 2009. It was agreed between the parties that the Company will install equipment to monitor the water quality in and around the waste rock facility at the Hollister project, and that the data from these sites will ultimately form an integral part of the EIS process for the Hollister Project.

          The publication of the Notice of Intent (“NOI”) by the BLM is currently pending and the NOI has been forwarded to the Department of the Interior in Washington DC on January 7, 2010 to complete an eight step approval process prior to be sent to the Federal register for publication.

          Parallel to the publication process the Company has embarked on a number of activities to support the EIS. The third party contractor was appointed and has been meeting regularly with management and the BLM EIS Interdisciplinary Team to streamline the EIS process. An EIS Preparation Plan has been completed along with Chapter 1 of the draft EIS. A draft hydrological modeling protocol has been submitted and approved by BLM. A cultural literature search to review all survey information and reports that exist for the Tosawihi district has been initiated. In addition the Elko County Commissioners voted to be a cooperating agency on the development of the EIS.

– 33–	Annual Information Form and Form 40-F

          On October 14, 2009, the Company announced that the BLM approved an amendment to the Plan of Operation to construct a second Alimak raise to surface at the western end of the Project’s underground workings. The first Alimak raise on the eastern section of the mine was completed in 2008. The raise will be excavated from the underground workings up to the surface. The surface footprint will be minimized to the size of a small exploration drill site in consideration of the cultural sensitivity of the surface lands in the vicinity of the Hollister Project. The Alimak raise provides an alternative point of egress from the underground workings thereby assuring the safety and continued well being of the Company’s employees. This raise would also increase ventilation in the western section of the mine allowing for further exploration of the newly discovered Gloria vein system as well as further trial mining activities.

          The Company received a government complaint that its activities have disturbed certain surface areas in the Hollister Project vicinity contrary to the US federal "Archaeological Resources Protection Act" and as a result it may be responsible for a damage assessment. The Company, after detailed discussions with representatives of the Solicitor’s Office, the Bureau of Land Management, and the Attorney General’s office, has reached a favorable settlement-in-principle regarding to the pending ARPA allegations, subject to final approval from the United States Department of Interior and United States Department of Justice.

Accessibility, Climate, Local Resources, Infrastructure and Physiography

          The shortest access to the Hollister Property is from the freeway corridor by gravel roads, north of Battle Mountain, for over a distance of roughly 50 mi (80 km). Battle Mountain is the nearest town with full service facilities. The nearest mining infrastructure is at the Dee Mine, located 8 mi (13 km) by road to the southeast. Major power transmission lines lie just off the south-eastern corner of the Hollister Property, and a sub-station is located 5 mi (8 km) to the east. Elko is the support hub for mining operations on the Carlin Trend, and has a well-developed transportation network (air, rail, and road), workforce pool, and contractor service base.

          The Hollister Property occurs in the Great Basin physiographic province of the western United States. The Great Basin area is characterized by basin and range topography. Low rolling hills typify the property’s landscape, with elevations ranging from 5,380 to 6,000 feet. Drainage patterns in the immediate area predominantly trend northeast to north-south. The head of Little Antelope Creek bisects the property in a north-south direction and joins Antelope Creek approximately 3.5 miles south of the property. Though most of the region’s streams are seasonal, water flows in Antelope Creek and Willow Creek for most of the year. Vegetation consists of the high desert sagebrush and bunch grasses common to the Great Basin area.

          The climate is arid, high desert. Temperatures can reach as low as –30 ºF (–34 ºC) during the winter and summer high temperatures approach 105 ºF (41 ºC). Annual precipitation averages 8 to 10 inches, and occurs as snow in the winter and early spring months, and sporadic rain throughout the rest of the year. These climatic conditions support an exploration field season that normally extends from April through the end of November and year-round gold mining operations.

History

          The Hollister District consists of widespread mid-Miocene hot springs deposits with associated mercury and disseminated gold mineralization that were discovered in the early 1900’s. Mining commenced in 1915 and as many as 150 flasks were produced by 1917. Mining was inactive until 1929 through 1943 when more than 2,000 additional flasks were produced in the district, about half coming from the Butte #1 and Butte #2 mines, and the Velvet and Clementine mines, near the former Hollister pit. There has been no mercury production since. Gold mineralization was recognized early on but was not considered to be economic at prevailing prices and technology.

– 34–	Annual Information Form and Form 40-F

          Exploration for mercury and other metals resumed in the early 1960’s. Auric Metals drilled 100 rotary holes for mercury around the Velvet Mine in the late 1960’s. During the 1970’s, Apco Oil drilled a porphyry molybdenum play, Noranda drilled a uranium target, and Homestake intensively explored the district for McLaughlin-type (hot springs model) gold deposits. In the 1980’s, other operators drilled several holes for mercury, silver and/or gold. None of these programs encountered sufficient mineralization to warrant developing a mine.

          United States Steel Corporation undertook comprehensive exploration of the district between 1980 and 1986, employing geological, geochemical and geophysical techniques, along with considerable drilling. In 1987, Cornucopia Resources purchased the property via its Touchstone Resources subsidiary and formed a 50/50 joint venture with Galactic Resources to mine the deposit as the Hollister mine, an open pit/heap-leach operation. By 1990, the Touchstone–Galactic joint venture produced a feasibility study based on 879 drill holes (328,000 ft of diamond and rotary drilling) which defined a mainly oxide reserve. The Hollister open pit mine went into production in 1990 and mining continued until 1992 when Galactic declared bankruptcy as a result of problems at the Summitville mine in Colorado. Total production was 115,696 ounces of gold contained in 3,271,954 tons (residual leaching of the heap was completed in 1996).

          In 1992 Newmont entered the district via a 75/25 joint venture with Cornucopia, after buying Galactic’s interest in the Hollister Property. Their land position was enlarged and more drilling was undertaken, including pursuit of high grade vein intersections made earlier by the Touchstone joint venture. By this time there were around 900 drill holes (mainly rotary) in the Hollister Property, most of them in Tertiary units above the unconformity with the Ordovician Vanini Formation (also known as Vinini Formation) which is the main host for the vein mineralization. Newmont opted out of the project in 1995, and in 1997 its interests were acquired by Consolidated North Coast Industries Ltd. which subsequently merged with Pacific Sentinel Gold Corp. to form Great Basin Gold Ltd. Great Basin Gold acquired Touchstone’s 25% in 1999, and currently holds 100% of the Hollister Property subject to net smelter royalties described under “Project Description and Location”.

          In late 1997, the 109 contiguous claims comprising the Aagaard group were acquired under lease for US$30,000 per annum. In December 1999, the Aagaard claims were purchased for $50,000 and 75,000 Great Basin Gold shares. There are no remaining royalties or lease payments on the Aagaard claims. In 1998, the 139 claims comprising the Ho claim group were acquired by staking. This claim group extends the Hollister Property position to the west and adds continuity to the northwest-trending portion of the Hollister deposit-area. There are no royalties on the Ho claims. In July 2001, the Company acquired the Sheep Corral property, consisting of 65 unpatented lode mining claims for US$50,000. The claims adjoin the northwest corner of the Hollister Property. In 2004, the Company acquired the 13 Joe claims through staking, extending the Hollister Property position to the west. There are no royalties on the Joe claims.

Geology

          The Hollister Property is located at the intersection of the Carlin Trend and the Northern Nevada Rift, as illustrated in Figure 7 below. The Carlin Trend is a northwest-trending 50-mile long metallogenic corridor. Mines on the Carlin Trend have produced in excess of 70 million ounces of gold. Carlin Trend type mineralization is Eocene in age. The Northern Nevada Rift is a north-northwest trending feature made up of bimodal volcanic rocks that host Miocene aged bonanza epithermal gold deposits such as Ken Snyder, Mule Canyon, Buckskin National and Hollister. The Paleozoic stratigraphy and Eocene magmatic pulse that is critical to the development of Carlin-type deposits to the southwest are in evidence at Hollister as are the Miocene mineralizing events.

– 35–	Annual Information Form and Form 40-F

          The Hollister stratigraphic section includes Ordovician sedimentary rocks, intruded by mid-Eocene plutons and unconformably overlain by a veneer of Miocene volcanic and volcano-sedimentary rocks. Devonian sedimentary rocks have been intersected at depth below the Ordovician sediments under the Roberts Mountain Thrust.

          Epithermal gold mineralization at the Hollister Property occurred in the early Miocene and appear associated with the North Nevada Rift where it over prints the Carlin Trend. The Hollister Property has a low-sulfidation epithermal system characterized by banded quartz veins with electrum and silver selenides. Some of the primary geological elements of the sediment-hosted gold deposits of the Carlin Trend are present at the Hollister Property, including Eocene intrusive rocks and lower plate carbonate rocks. The Hatter stock (a granodioritic intrusive) at the Hollister Property has been dated at 39 Ma and is similar to 39 Ma biotite-feldspar porphyry dikes occurring in the Goldstrike area. The main pulse of gold mineralization on the Carlin Trend is dated at about 38 Ma and commonly thought to be associated with late Eocene magmatism.

Figure 7: Hollister Property and Carlin Trend

Source: Great Basin Gold

Exploration and Mineralization

          Geophysical, geochemical and geological surveys have been carried out over a large part of the Hollister Property to aid in targeting exploration drill holes.

– 36–	Annual Information Form and Form 40-F

          The most prominent surface feature on the Hollister Property is the “blanket-like” silica replacement bodies that occur in two stratigraphic positions. Close examination of these features reveals that they have sinters with associated mercury mineralization as well as replacement bodies that are locally up to 200 ft thick. Gold values in these high-level epithermal features are uniformly low to absent. Gold mineralization in Tertiary volcanic rocks below the “silica cap” coincides, in part, with the epithermal veins in the basement. Some of the best mineralization in Tertiary rocks, however, is “rootless”.

          Gold distribution in the Tertiary at the Hollister Property is widespread resulting in complex grade thickness patterns. The Clementine/Gwenivere vein system produces a strong Tertiary-hosted “gold plume” that is generally consistent with the orientation of the vein system. The coincidence of the Clementine vein with the north edge of the plume is striking.

          Gold distribution in the Ordovician is much more restricted than in the Tertiary. Deeper vein exploration success was enhanced by orientating vein intercepts in core frames to bedding in historic holes in Vinini rocks in areas where it could be demonstrated that fault and fold complications were not present. Step outs were planned using these orientations and the Clementine and Gwenivere vein sets were successfully delineated by the subsequent drill program.

          As previously mentioned, the HDB was the subject of an exploration joint venture between Great Basin Gold and by Hecla Mining Company, now Hecla Ltd (“Hecla”) which terminated in April, 2007 when Great Basin Gold bought out Hecla’s 50% interest. During the period from 2002 to 2006, Hecla conducted engineering and permitting work in furtherance of an underground development program and obtained the necessary permits to complete the Stage 1 underground development, drilling, and feasibility work.

          After receiving the requisite permits in mid 2004, the underground exploration and development program began at the HDB under the management of Hecla. Site facilities were established and development of the decline to access the gold-silver vein systems began in October 2004 for the purpose of obtaining bulk samples and to conduct underground exploration drilling in order to increase the confidence level of the mineral resources.

          Since April 2007, a further 141,018 ft of underground and 52,451 ft of surface exploration diamond drilling has been completed. The underground drilling is an important phase of evaluation, enabling more detailed delineation of vein mineralization. There are now 19 recognised discrete veins constituting the Gwenivere and Clementine systems.

          During 2008 a total of 17,204 ft (5,243 m) of underground development has been completed of which 6,099 ft (1,859 m) has been “on reef” exposing the veins. Total development to December 31, 2008 is 22,132 ft (6,745 m), of which 6,697 ft (2,040 m) has been on veins.

          Underground diamond drilling totaled 98,874 ft (29,962 m) and included systematic stope delineation drilling to delineate economic areas (29,489 ft (8,936 m) as well as exploration and infill cover drilling along strike and at depth totaling 69,385 ft (21,026 m).

          Table 12 below summarizes the drilling on the HDB during 2009, and lists whole core sampled intervals.

– 37–	Annual Information Form and Form 40-F

Table 12: 2009 Drilling at HDB

Summary Hollister Drilling 2009 (Feet)

	UG Expl & Cover	No	Stope Delineation	No	Surface	No
Q1	8,667	15	4,910	11	1,419	2
Q2	23,148	30	6,698	25	0	0
Q3	26,679	39	10,309	67	0	0
Q4	10,891	20	7,572	35	0	0
Total Feet	69,385	104	29,489	138	1,419	2
Total Metres	21,026		8,936		430

Source: 2009 Hollister Report

          The Gwenivere and Clementine are composite, sheeted vein systems. Drilling on both the Clementine veins and the Gwenivere veins has intercepted more veins than originally anticipated and correlation between historical drilling and the more recent drilling during 2008 has assisted in better defining the newly interpreted continuous veins. On the north side of the lateral development, two new veins have been defined over the entire strike length of the known Clementine veins. On the south side of the lateral, the Gwenivere South veins have proven to be more continuous than originally interpreted. In addition, a number of interlinking veins were confirmed by in-fill drilling. The structural controls of the vein development are being further examined, and integrated into future resource domaining and estimation.

          In the western portion of the Clementine vein system, vein development is not very robust. The top 100 to 200 ft of the vein is hosted in predominantly siliceous quartzite; here quartz veins are not well developed and grades are accordingly lower than expected. However, this is not always the case. In other areas hosted in quartzite there are well developed veins with high grade intercepts (for example, on the Clementine South Vein, hosted by quartzite, on sections 2900N to 3100N, holes HDB-54, 55 and 79 intersected values of greater than 1 oz/ton). A high grade chute was defined in the Clementine vein system; the shoot is 100 to 300 ft wide, trends easterly and has a 30º plunge within the plane of the vein. Exploration drilling in this area of the mine development has indicated a left lateral step to the north west of the Clementine/Gwenivere systems, and remains to be fully followed up during 2010 when further drill stations are established to the west. The “Gloria” system supports development of further narrow bonanza “Clementine” look alike veining north of the current infrastructure, as well as wider brecciated zones with erratic mineralization.

          The Hatter Graben target comprises an east-west trending vein swarm some 12,000 feet (4 km) east of the Gwenivere – Clementine vein system, also hosted by Ordovician metasediments. Twelve surface boreholes have been completed, with intersections ranging from trace to a high of 7.8 oz/ton Au,

          The Velvet Target Area is approximately 1,000 ft (305 meters) north of the Clementine Vein System. Significant drill intercepts have been encountered in both the Tertiary volcanic rock sequence and the underlying Ordovician age rocks. As part of the 2008 drilling program Hole H8-266 was targeted at mineralization related to the East Clementine Fault and the adjacent historic drilling with anomalous gold intercepts. The hole was completed to 1,204 ft (366.9 m). Study of the Velvet Target Area is ongoing to determine structural relationships and local controls to mineralization.

– 38–	Annual Information Form and Form 40-F

          Collation of all historic surface drilling, coupled with empirical understanding of the relationship of the Ordovician hosted Clementine and Gwenivere vein systems with overlying “Blanket”mineralization hosted in the Tertiary volcanics, has enabled targeting of potential mineralisation under the previous (1992) opencast excavations of the Touchstone open pits.

Milling

          During 2008, a number of bulk samples of mineralized material were generated from the Hollister Property’s ongoing trial mining initiative and sold to third party milling facilities for processing, as part of the Company’s metallurgical test work and processing optimization of the ore at the Hollister Property. Different stoping methods, specifically, shrinkage and cut/fill methods were under trial. The average minimum mining widths for stopes under the mine plan is 42 inches (3.5 feet). A total 61,770 tons were sent to several different treatment facilities under processing agreements. A summary of the metallurgical recoveries from bulk samples generated from the Hollister Property mine development during 2008 and 2009 are given in the table below.

Table 13: Summary of Metallurgical Recoveries from Bulk Samples (2008/9) – Hollister Property

Mill Locality (Period)	Au (Head grade) (oz/t)	Ag (Head grade) (oz/t)	Amount (tons)	Au Recovery (%)	Ag Recovery (%)
Newmont Midas (May 2008)	1.15	9.53	4,737	84.7	94.3
Newmont Midas (June 2008)	0.75	9.70	3,906	88.2	92.6
Newmont Midas (Sept. 2008)	1.42	11.61	10,907	88.1	91.1
Newmont Midas (Nov. 2008)	2.02	16.20	12,075	88.0	90.0
Newmont Midas (Jan. 2009)	2.69	16.21	3,034	N/A	N/A
Newmont Midas (March - April 2009)	1.07	10.87	19,784	N/A	N/A
Newmont Midas (May 2009)	0.60	6.61	7,327	N/A	N/A
Kinross Republic (November 2008)	2.34	20.14	4,652	N/A	N/A

Source: Updated from October 2009 Hollister Report

Sampling and Analysis

          The Great Basin Gold drilling prior to Hecla includes 1998, 1999, 2000 and 2001 drill holes from IH-002 through IH-216 in the “IH” series. Information on prior Hollister drill holes, not drilled by Great Basin Gold, was compiled from sources believed to be reliable; however, the sampling and analytical methods are generally not known. Current diamond core sampling methodology largely follows the same method and approach.

          Primary exploration targets in the Ordovician Vanini Formation have been sampled by HQ (2.5 inch / 6.35 cm diameter) core drilling; on rare occasions this was reduced to NQ (1.875 inch/ 4.76 cm diameter) core. The boxed core samples originally were transported to a locked, indoor company warehouse in Battle Mountain, Nevada for geotechnical logging, geological logging, sample selection, quality control designation and sampling by Great Basin Gold personnel. The average recovery for all Great Basin Gold core was 91.7% . Within the mineralized intervals, (> 0.20 Au equivalent), the average core recovery was essentially the same at 91.3% . Since April 2007 a new core processing facility has been erected at Winnemucca, Nevada and all core is now processed, logged, sampled and stored at this facility.

– 39–	Annual Information Form and Form 40-F

          For Hollister reverse circulation (“RC”) drill cuttings, 99.3% of sample intervals were 5 ft (1.52 m) in length. Drill core was generally sampled over geologically defined intervals, the average width of which was 4.8 ft. Actual sample widths varied; 7.8% were less than 2.5 ft (0.76 m), 15.3% were 2.5 to 4 ft (1.22 m), 70.9% were 4 to 7.5 ft (2.29 m) and 6.0% were greater than 7.5 ft in length.

          During the early Great Basin Gold and Hecla phases of drilling core intervals were sampled by mechanical splitting (96.97% of samples), or less commonly by sawing the core (2.87%) and rarely by whole core sampling (0.16%) . Special handling of some of the assay samples at the Hollister Property is usually required, due to the presence of visible gold and/or naumanite mineralisation in friable core. In some cases analysis utilized whole core. The average length-wise half-split sample provided 12 pounds (5.4 kg) of material, which was transported to the ALS Chemex Laboratories (“ALS Chemex) sample preparation laboratory in Elko, Nevada.

          Any RC drilling assessing exploration targets occurring in the overlying Tertiary rocks involved sampling all cuttings/chips from the 6-inch (15.2 cm) diameter RC pre-collar drill holes, which were passed through a cyclone. From this, 8 to 10 pound (3.6 to 4.5 kg) sub-samples were collected for every 5 ft (1.5 m) of hole drilled, wherever recovery was sufficient to provide a representative sample. The samples were picked up at the drill rig and transported by laboratory personnel to the ALS Chemex sample preparation facility in Elko.

          Previously, surface diamond drilling sampling was analyzed at Inspectorate America Corporation, and underground diamond drilling and channel sampling was analyzed at ALS Chemex, both laboratories located in Reno (Sparks) Nevada. Since December 2007, all assays have been conducted at ALS Chemex. Samples collected from the HDB are stored in a secure facility until delivered to ALS Chemex.

          Sample preparation work involves drying, weight determination, crushing and pulverization of regular mainstream samples and blanks, insertion of Great Basin Gold standard reference samples, crushing and splitting out of duplicate (core) samples for analysis at a second laboratory.

          Vein samples are analyzed by standard fire assay procedures and metallic screening on high grade +1 oz/ton Au. For metallic screen and standard fire assay analyses, vein sample preparation consists of drying and jaw-crushing the entire sample to 90% passing 10-mesh, taking a 1000 g sub-sample using a Boyd rotary splitter, and then pulverizing the 1000 g sub-sample to 85% passing 200-mesh using a large capacity ring and puck pulverizer. Gold and silver determinations by metallic screen analysis are performed utilizing two 1 assay-ton (30 g) fire assays completed on the fine fraction; the coarse fraction is fire assayed in its entirety. For standard fire assay analysis, a 30 g charge is fire assayed, with metal determinations made by gravimetric finish. Vein samples analyzed by standard fire assay are re-assayed using metallic screen procedures if precious metal content is determined to be elevated (currently a threshold of > 0.25 oz/ton is used).

          Laboratory Quality Assurance/Quality Control (“QA/QC”) is monitored using coarse reject blanks and assay standards, duplicate fire assays, and ALS Chemex’s internal standards and blanks. Coarse blanks and assay standards are inserted into the sample sequence as blind samples prior to submitting the samples to the laboratory. The QA/QC results are presently, and have been historically, within acceptable limits.

          Core samples were transported from the drill to a locked, indoor company warehouse in Battle Mountain, Nevada for geotechnical logging, geological logging, sample selection, quality control designation and sampling by Company personnel. After sampling, the remaining half core is returned to the boxes and stored at Battle Mountain, or more recently at Winnemucca. All sample pulps and rejects are retained at the respective analytical laboratories in the year they are drilled. In the year following all pulps are returned to the Company and retained indefinitely.

– 40–	Annual Information Form and Form 40-F

          The reporting protocols and analysis that are utilized by Great Basin are in the process of being upgraded through the implementation of appropriate QA/QC software. There is currently a backlog in processing the remaining 2008 assays due to the commissioning of these procedures.

HDB Resource Estimates

          An updated estimate of the mineral resources at Hollister was announced during June 2009. Overall, the contained Au equivalent ounces have increased by 27% to 2.9 million from the 2.3 million in the previous estimate issued June 2008¹. At a cut-off grade of 0.25 Au oz/ton (8.57 g/t Au), the combined measured and indicated mineral resources contain 1.45 million Au equivalent ounces grading 1.167 oz/ton (40 g/t) for gold and 8.59 oz/ton (295 g/t) for silver. A further 1.43 million Au equivalent ounces are contained in inferred mineral resources of 1.03 million tons at a grade of 1.340 oz/ton (45.95 g/t) for gold and 2.72 oz/ton (93 g/t) for silver. Au equivalent ounces in the estimated inferred resources increased 111% from June 2008.

          The resource estimate has benefited significantly from over nine months of trial mining, which generated data from channel sampling and delineation drilling for stope development. As a result of the integration of empirical data from geological observations and ore control sampling into the vein model, more stringent parameters have been applied to measured and indicated classifications. In addition, 161 additional boreholes (totaling 51,430 feet) completed in the period from April 2008 to March 31, 2009 were integrated into the model. The drilling program, mostly conducted from underground, has provided infill data to delineate stopes for trial mining, and significantly improved our understanding of the lateral and vertical geological continuity of the vein systems. The resource estimate reflects depletion of material mined in 2008 and 2009 (up to June 30, 2009), totaling 103,746 Au equivalent ounces at an average grade of 1.55 oz/ton.

Cautionary Note to. Investors Concerning Estimates of Measured and Indicated Resources

This AIF uses the term ‘measured resources’ and ‘indicated resources’. The Company advises investors that while those terms are recognized and required by Canadian regulations, the U.S. Securities and Exchange Commission does not recognize them. Investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves.

          Results of the resource estimate based on all drilling and ore control channel sampling to March 31, 2009 are tabulated below:

Table 14: Measured and Indicated Resources Hollister November 2009 – HDB

Resource Category	Cut-off oz/ton	Tons 000s	Tonnes 000s	Au oz/ton	Au g/t	Contained Au oz² 000s	Ag oz/ton	Ag g/t	Contained Ag oz² 000s	Contained Au eq oz¹
Measured	0.25	199	181	1.895	64.98	378	29.02	994.8	5,783	468,100
Indicated	0.25	912	827	1.008	34.54	919	4.13	141.5	3,763	977,500
Total Measured & Indicated	0.25	1,111	1,008	1.167	40.00	1,297	8.59	294.6	9,546	1,445,600

(1)	Metallurgical recoveries are not applied to resource value.

Cautionary Note to Investors Concerning Estimates of Inferred Resources

This AIF uses the term ‘inferred resources’. The Company advises investors that while this term is recognized and required by Canadian regulations, the U.S. Securities and Exchange Commission does not recognize it. ‘Inferred resources’ have a great amount of uncertainty as to their existence, and as to their economic and legal feasibility. It cannot be assumed that all or any part of a mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of economic studies, except in rare cases. Investors are cautioned not to assume that any part or all of an inferred resource exists, or is economically or legally mineable.

– 41–	Annual Information Form and Form 40-F

Table 15: Inferred Resources as of November 2009 – HDB

Resource Category	Cut-off oz/ton	Tons 000s	Tonnes 000s	Au oz/ton	Au g/t	Contained Au oz² 000s	Ag oz/ton	Ag g/t	Contained Ag oz² 000s	Contained Au eq oz¹
Total Inferred	0.25	1,035	939	1.340	45.95	1,388	2.72	93.2	2,815	1,431,500

(1)	Gold equivalent ounces (Au eq oz) were calculated by using US$800/oz for Au and US$12.5/oz for Ag.
(2)	Metallurgical recoveries are not applied to resource values. Contained metal estimates assume 100% recoveries. Some figures may not add due to rounding

          The estimates were completed by Dale Richards, Pr.Sci.Nat., the Company’s Group Mineral Resource Geologist, under the supervisions of Phil Bentley, Pr.Sci.Nat., Great Basin Gold’s Vice President: Geology & Exploration, who is the Qualified Person as defined by Canadian Securities Regulations in National Instrument 43-101 for the estimate.

          The revised technical report was completed in November 2009 (effective date June 17, 2009) and filed on www.sedar.com.

          The total estimated measured and indicated mineral resources prior to the depletion from trial mining was 1.549 million Au equivalent ounces and is comparable with the 1.569 million Au equivalent ounces grading 0.87 oz/ton (29.71 g/t) Au and 4.57 oz/ton (156.68 g/t) Ag at a 0.25 oz/ton cut-off announced in June 2008.

          There are internal differences between the 2009 and 2008 estimates, which are mainly related to modifications to resource estimation procedures described below:

  Empirical geological measurements have confirmed the previous model slightly over estimated the width of the veins, hence, tons were over estimated but, at the same time, grade was under estimated. The current estimate utilizes an improved method for modeling the veins (a mathematical algorithm with a minimum tolerance of a 6 inch vein width) and, coupled with a partial percentage estimate, has led to a higher accuracy in estimating the volume from the wire- frame model of the veins;

  Grade interpolation within the vein wire-frames was done using Inverse Distance Squared statistics in the current estimate (instead of Ordinary Kriging geo-statistics);

  Search radii utilized to categorize the confidence of grades within the vein wire-frames were decreased (100 ft/30 m for measured and 280 ft/85 m for indicated) and the average distance of informing samples was introduced, which increased the stringency for the measured and indicated categories; and

  The minimum number of samples to inform a given block was increased to 3 (compared to 2 in the previous estimate).

– 42–	Annual Information Form and Form 40-F

Table 16: Total Vein Drill Intercepts Hollister November 2009

Total vein drill intercepts Hollister November 2009
Vein widths	% Distribution
0 – 2,5 ft	43%
2.6 – 5.0 ft	26%
> - 5.0 ft	31%

          The outcome of these changes is a more conservative approach to resource classification that more closely reflects what is observed empirically underground. Consequently, the tonnage in the measured category has decreased but grade has increased. Tonnage in the indicated category has increased because of reclassification and tonnage in the inferred category has increased as a result of reclassification and additional drilling testing the extent of mineralization.

          As the mine development progresses, evaluation and upgrade of the mineral resources from the inferred and indicated categories to a measured category will provide data to assess the potential for reducing the cut-off grade. Also, the current testing of various mining technologies may reduce stoping costs, and expand the opportunity to exploit certain narrow veins that would otherwise not be considered in the mine plan. Employing a lower cut-off grade would allow lower grade material in the indicated category to be included in the resource.

          The depth extent of the vein system is yet to be fully established. Therefore, to be conservative, inferred resources have been constrained to a depth of approximately 1,200 ft (380 m) below surface. Certain areas of previous indicated resources have also been re-categorized into inferred because of lesser density of sampling data. Inferred resource grades have increased from 0.510 oz/ton to 1.34 oz/ton Au and 1.43 oz/ton to 2.72 oz/ton Ag because of the localized extrapolation of well-defined areas of higher grade material in the measured and indicated categories. There is a noticeable decrease in Ag grades from measured to inferred categories, which reflects the occurrence of the Ag–selenide naumanite in the well drilled and sampled high grade shoots as opposed to lesser borehole data in the inferred zones. The lack of sample density in the inferred material underpins the lower confidence in the resources in this category.

Mineral Reserves

          Mineral reserves are determined using a cut-off grade of 0.33 oz/ton Au (11.3 g/t). The portion of the mineral resources that were included in the mine plan were modified based on mining dilution (minimum mining width 42”), mining gold losses (6%), metallurgical recovery (90%) and royalties (2.5%) to the equivalent of proven and probable reserves disclosed in the table below:

Table 17: Proven and Probable Reserves as of February 2009 – HDB

Proven and Probable Reserves as of February 2009
Reserve category	Cut-off(1) oz/ton	Tons 000s	Au Grade (oz/ton)	Ag Grade (oz/ton)	Au (000s oz)	Ag (000s oz)	Au Eqvt(2) (000s oz)
Proven	0.33	109	1.107	7.77	121	852	134
Probable	0.33	1,125	0.818	3.98	921	4,480	988
Total Proven and Probable	0.33	1,234	0.844	4.32	1,042	5,332	1,122

(1)	The cut-off grade for reserves was calculated using the direct operating cost achieved during steady state production, excluding taxes and contingencies.
(2)	Gold equivalent was calculated using US$800/oz for Au and US$12/oz for Ag.
(3)	Metallurgical recoveries not applied to contained metal values.

– 43–	Annual Information Form and Form 40-F

          The mineral reserves were compiled by Johan Oelofse, Pr.Eng., FSAIMM, Vice President of Great Basin Gold, and reviewed by Stephen Godden, CEng, MIMMM., of S. Godden and Associates, both of whom are qualified persons. Mr Godden is independent of the Company. Proven reserves were classified according to mine infrastructure and current access as the economically mineable part of the measured resources that were expected to be mined during 2009. The remainder of the economically mineable part of the measured and indicated resources were classified as probable reserves, and according to the mine plan are expected to be extracted over the next eight years. The proven and probable reserves have been determined in accordance with Canadian regulations under NI 43-101.

Cautionary Note to U.S. Investors Concerning Reserve Calculations

The mineral reserve estimates contained in this AIF have been calculated in accordance with NI 43-101, as required by Canadian securities regulatory authorities. For United States reporting purposes, SEC Industry Guide 7 (under the United States Securities Exchange Act of 1934 (the “Exchange Act”)), as interpreted by Staff of the SEC, applies different standards in order to classify mineralization as a reserve. As a result, the definitions of proven and probable reserves used in NI 43-101 differ from the definitions in the SEC Industry Guide 7. Under SEC standards, mineralization may not be classified as a "reserve" unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. Among other things, all necessary permits would be required to be in hand or issuance imminent in order to classify mineralized material as reserves under the SEC standards. Accordingly, mineral reserve estimates contained herein do not qualify as “reserves” under SEC standards.

The disclosure to the end of the Hollister and Esmeralda sections has been updated by the Company to year end and post dates the technical report:

          The lower than planned ounces extracted during 2009 was a result of the slower tonnage build-up during the year as well as the loss in production during November 2009 as a result of the accident. The estimate made of proven resources therefore remains appropriate.

Underground Drilling

          Underground drilling is an important phase of evaluation, enabling more detailed delineation of vein mineralization. The updated vein model recognizes 19 discrete veins constituting the Gwenivere and Clementine systems. Drilling on both the Clementine and the Gwenivere veins has revealed complex structural controls to the mineralization. The geological continuity of the Clementine vein system has now been extended to nearly 2,800 ft (854 m) from the previous drill-outlined strike, and the Gwenivere system has been found to coalesce with the Clementine system with a noticeable thickening of the vein package. Both systems are open at depth and to the east and west.

          Underground diamond drilling during 2009 totaled 99,143 ft (30,043 m) and included systematic cover drilling to delineate economic areas (29,488 ft; 8,934 m) as well as exploration and infill drilling along strike and at depth totaling 69,655 ft (21,108 m).

Surface Exploration

          Limited surface exploration was conducted during 2009, in-line with the Company’s strategy to allocate available cash resources to the completion of its development projects. A geotechnical borehole (1,779 ft; 545 m) was completed during the year for rock strength testing for the planned west Alimak raise.

          During 2009, all available geophysical and geological exploration data was collated, reviewed and is still in the process of being reinterpreted. Further detailed (600 ft centers) ground gravity surveying was completed, and a reassessment of basement structures completed. Multi-element geochemistry data is being integrated with the structural and geophysical interpretations. This work improving the understanding of the “plumbing system” that hosts the Hollister gold mineralization and increasing the prospectivity of the HDB and surrounding mineral targets.

Trial Stoping and Milling

          Although the results from the continued trial mining remain positive and provide invaluable information as to optimizing the extraction of the narrow veins, the lower than planned ore tons for the year (70,562 actual vs 109,645 planned) was a disappointment. Development of the trial stopes took longer than originally planned with the resulting impact on the extraction of ore tons. During November 2009 a safety incident resulted in the closure of the mine for 3 weeks while the safety inspection was conducted by the Department of Mine Safety and Health Administration (“MSHA”) following an accident which fortunately did not result in serious injury. Management has estimated that this accident caused (direct and indirect) the loss of approximately 15,000 Au eqv oz. Only 16,000 tons was extracted during the fourth quarter of 2009 of which 7,542 ore tons was extracted in December 2009. Ore tons are steadily increasing with 9,850 tons extracted in January 2010. Management has since worked closely with MSHA and has mitigated the safety risks that were identified during the safety inspection

– 44–	Annual Information Form and Form 40-F

          The grade of 1.15 Au eqv oz achieved for the year is also less than the planned grade of 1.22 Au eqv oz due to the delay in accessing the planned higher grade stopes in the fourth quarter of Q4 of 2009. A positive development has been the increase in grade in the fourth quarter to 1.23 Au eqv oz per ton from the 0.99 Au eqv oz per ton achieved in the second and third quarters of 2009. Grades in excess of 1.10 Au eqv oz per ton continued into the 2010 trial stopes.

          Cash production costs1 (excluding haulage and milling) for the year decreased by 13% from US$480 in 2008 to US$423 per ton in 2009. On a Au equivalent basis cash production costs2 (excluding haulage and milling) increased by 22% from US$300 in 2008 to US$367 in 2009. The 2008 cost per ounce was influenced by the extraction grade of 1.6 Au eqv oz for the year while the lower than planned production from trial mining in 2009 had a negative impact on the per ounce unit costs. Volume of production has a significant impact on the unit costs for the Hollister operation due to the relative size of the operation. Fixed costs represent in excess of 55% of total costs.

          At December 31, 2009, a total of 41,683 tons, containing an estimated 41,446 Au eqv. oz, had been accumulated in a surface stockpile.

          The ore purchase agreement entered into in November 2008 with Newmont Mining Company (“Newmont”) and its Midas mill was concluded with the delivery of the final 3,040 tons under the agreement in January 2009. In total, 15,115 ore tons were sold to Newmont under this agreement and 22,852 gold equivalent ounces were recovered.

          During November 2008, 4,695 dry tons were shipped to Kinross Gold Corporation’s (“Kinross”) Republic mill for metallurgical testing. During February 2009, it became evident that the circuit at the Kinross mill is not ideally suited for Hollister ore as the crushing and blending of this material will take months to complete, primarily due to its high metal content. An ore purchase agreement was reached with Kinross and as a result, US$6.7 million in net revenue from 11,003 gold equivalent ounces was recognized from this agreement after the 30% retention by Kinross of the metal value as charges for toll milling. Calculated milling charges amounted to US$260 per Au equivalent ounce.

          In March 2009 an ore purchase agreement was concluded with Newmont to utilize its Midas mill to treat stock pile material, thereby releasing working capital. A total of 27,860 tons under the agreement with Newmont were delivered. 24,824 Au equivalent ounces were recovered resulting in a recovery grade of 0.90 Au equivalent ounces per ton (32.37 g/t). Milling charges were based on an average metal retention of 20% resulting in a cost of US$190 per Au equivalent ounce.

          At capacity the Esmeralda mill will be able to treat all production from the trial mining activities at Hollister. Management is however investigating alternative milling options to reduce the size of the stock pile as at December 31, 2009 and unlock the working capital invested by extracting the ore.

___________________________________
3 Cash production cost is a non-GAAP measure and is calculated by deducting depreciation from production costs

– 45–	Annual Information Form and Form 40-F

Development

          A total of 1,440 ft (436 m) of development has been completed during the fourth quarter of 2009, which brings the total for the year to date to 10,312 ft (3,125 m). 6,966 ft (2,111 m) waste development was directed at accessing the different veins at different levels of which 3,346 ft (1,014 m) was on-vein development.

Financial Analysis

          The tables below provide a summary of the key parameters and results of the financial analysis. The proven and probable reserves that form the basis of the financial analysis have been determined in accordance with Canadian regulations under NI 43-101, which differ from the SEC’s standards for such classification.

Table 18: Financial Analysis Assumptions – Hollister Property

Assumptions	2009 Hollister Report
Au price	US$800/oz
Ag price	US$12/oz
Proven & probable reserves	1,284,503(1) tons @ 0.87 oz/ton Au @ 4.58 oz/ton Ag @ 0.33 oz/ton cutoff 1.1 million oz Au 5.9 million oz Ag 1.2 million oz Au equivalent
Percentage of measured & indicated resources used in financial model	80%
Gold recovery	90%
Silver recovery	90%

Note:
(1)	Total includes 50,161 tons of production in 2008.

          Regarding the mining capital cost table below, the trial mining conducted by the Company up to December 31, 2009 indicates additional development required to maximize the extraction of the high grade veins. Improving the safety and ventilation of the underground workings necessitates additional development capital to be spent on life of mine raises and sill pillars.

          The life of mine capital costs includes underground development for a 10 year mine life and acquisition and refurbishment costs of the Esmeralda Mill.

– 46–	Annual Information Form and Form 40-F

Table 19: Capital Cost Estimates – Hollister Property

Capital Costs (US$ Millions)	2009 Hollister Report
Underground exploration & development	53
Esmeralda Mill (acquisition & refurbishment)	10
Infrastructure	17
Surface equipment	3
Sub total	83
LOM (sustaining) capital	27

Total project capital	110
Capital spent up to December 31, 2008	53
Remaining capital cost (from January 1, 2009)	57

          Regarding the cash cost table below, cash costs include direct and indirect development costs, engineering, environmental, safety, plant and site services, geology, general and administration, workman’s compensation, insurance, property tax, royalties, ore haulage, milling costs and contingencies in each section. The cash costs also include haulage cost to the Esmeralda Mill.

Table 20: Cash Cost Estimates – Hollister Property

LOM Avg. Cash Costs (US$/oz Au Eq)	2009 Hollister Report
Mine costs	222
Development	60
Ore transport	61
Milling	50
Administration	33
Total	426

          Regarding the total life of mine cost table below, the total costs per gold equivalent ounce include cash costs plus proceeds on mineral taxes, federal income tax, contingencies and depreciation and amortization.

Table 21: Total Cost Estimates – Hollister Property

LOM Avg. Total Costs (US$/oz Au Eq)	2009 Hollister Report
Total costs	559

– 47–	Annual Information Form and Form 40-F

          An after tax cash flow schedule has been developed for the current production scenario and the capital and operating costs disclosed herein. The cash flow includes royalties and taxes payable. The results, at a cut-off of 0.30 oz/ton, show an estimated NPV of US$129.6 million at a 5% discount rate and an internal rate of return of 41.%.

Table 22: Financial Analysis – Hollister Property

Financial Analysis (After Tax)	009 Hollister Report
IRR	41. %
NPV (5% discount rate)	US$129.6 million
NPV (10% discount rate)	US$93.8 million
Payback	5 years
Mine life	10 years, including one year start up

Sensitivity Analysis

          A sensitivity analysis was done against the variables of cut-off grade to illustrate the impact on Au Eq oz, IRR and NPV (discounted at 10%). The table below illustrates the impact for cut-off grades of 0.25 oz/ton, 0.30 oz/ton and 0.35 oz/ton of gold. The cut-off grade incorporates input variables for gold price, operating costs, metallurgical recoveries, mining dilution and gold losses.

Table 23: Sensitivity Analysis Using Different Au Cut-Off Grades – Hollister Property

Cut-off Grade Au oz/t	Tons (000s)	Au (000s oz)	Ag (000s oz)	Au Eq (000s oz)	Post Tax IRR	Post Tax NPV (10%) US$ million
0.25	1,398	1,186	5,943	1,257	47.2	106.4
0.30	1,285	1,114	5,883	1,184	41.2	93.8
0.35	998	916	4,365	968	44.1	73.6

Notes:
(1)	Gold equivalent calculation uses prices of US$800/oz for Au and US$12/oz for Ag.
(2)	Metallurgical recoveries are not applied to resource value.

          A sensitivity analysis was completed against the variables of gold price to illustrate the impact on IRR and NPV (discounted at 5%).

Table 24: Sensitivity Analysis Using Different Gold Prices – Hollister Property

Gold Price Sensitivity	Post Tax IRR	Post Tax NPV (5%) US$ million
US$700/oz	25.0%	$73.2
US$800/oz	41.2%	$129.6
US$900/oz	59.3%	$185.3

Plans

          The Company plans to continue its trial mining (ore removal and test-processing) activities at the HDB within the allowable ore tonnage authorizations of its existing permits. Using the existing infrastructure, the planned 2010 underground bulk sampling program will develop approximately 233,000 tons of rock (both waste and ore), similar to the volume of rock developed and removed from the underground workings in 2009. Management anticipates that the planned 2010 activities could result in the extraction of approximately 103,000 tons of ore containing an estimated 120,000 Au eqv oz. This ore will be processed off-site in accordance with the Water Pollution Control Permit to determine its metallurgical characteristics. The Company intends to make use of the recently refurbished Esmeralda Mill as well as other metallurgical facilities to process the ore currently stockpiled as well as the ore to be extracted during 2010. The stockpile contains an estimated 41,446 Au eqv oz and applying a recovery factor of 88% will result in an estimated 36,500 Au eqv ounces to be recovered from processing the stockpile. The Company expects to recover an estimated 135,000 Au eqv oz in 2010.

– 48–	Annual Information Form and Form 40-F

          A key objective of the test mining and processing activities during 2010 will be to reduce the cost of these activities. Management has targeted cash costs (inclusive of milling and haulage) of US$470 per Au eqv ounce for the year.

          Underground exploration drilling in 2010 will primarily focus on testing the depth, west and northern extensions of the vein systems. Cross-cuts to the north are planned to provide systematic drill platforms which will enable testing the system at depth. Current interpretation of the base of the Clementine vein system on the Hollister property is approximately 4,900 ft. The Gwenivere system is still open at depth. During 2009, a new vein system called Gloria was discovered northwest of the Clementine vein system. This target and others to the north of the current workings will be further tested during 2010 as development providing appropriate drill platforms is completed.

          The Company will also continue working on preparation of the required Environmental Impact Statement for the Hollister Project and will continue to refine its resource estimates. The current resource estimates will be reviewed in the next few months incorporating additional borehole and underground sampling as well as using a variety of estimation techniques. The base of the mineral system remains geologically unconstrained and is an important exploration target.

Esmeralda Property

          The Company purchased the Esmeralda property on November 30, 2008 for an aggregate consideration of $2,403,600 (US$2,000,000).

          The Esmeralda Mine and Property consist of patented and unpatented mining claims, fee lands, water rights and a mill. Other features of the Esmeralda Property include crushing facilities, stockpile areas, waste rock facilities and roads.

          Esmeralda is approximately 220 miles (354 km) from Winnemucca and approximately 290 miles (467 km) from the Hollister property with 80% of that distance over paved roads.

Permitting

          An application package to renew the Esmeralda National Pollutant Discharge Elimination System (“NPDES”) permit was prepared and submitted on June 10, 2009. The renewal permit would allow a conditional discharge of water to surface waters.

          The application for the transfer of water rights from Metallic Ventures US Inc, the previous operator of the mill, to Great Basin Gold was submitted and approval remains pending.

          On September 1, 2009, the NDEP approved the commencement of milling operations and the processing of Hollister ore. Approval for other "thermal" units requires a Nevada Mercury Control Permit, the application for which is pending.

Mining

          A desktop study has been completed during the year to evaluate the exploration and mining potential of the Esmeralda property. The study involved the collection and review of the historical database, review of the permits and on-site rehabilitation of one of the declines to gain underground access to some of the historical stopes. It is expected that a recommendation to the Board will be made during the year at the appropriate time once the mill is operating at steady state and an accurate determination of excess capacity in the mill can be made.

– 49–	Annual Information Form and Form 40-F

Geology

          Structural control is the most important factor in the localization of deposits in the Esmeralda district. There is a close spatial relationship between deposits (veins) and the north-south faults. Nearly all production of gold-rich ores came from mines located within 500 ft (152 m) of faults of this system. A property-wide geological assessment has indicated the presence of significant untested down-faulted epithermal vein targets immediately east of previous opencast and underground operations.

          Significant drill targets occur in the covered and/or undrilled area between the Humboldt and Ann Pits and east of the Martinez area.

Refurbishment of mill

          Refurbishment of the mill has been completed and the mill was commissioned on September 9, 2009 and the facility commenced processing ore from the Hollister Project.

          Higher grade ore was fed into the Esmeralda mill during the fourth quarter of 2009 when 8,070 ore tons was processed through the mill. Improvements to the circuit impacted on the throughput in the mill. The mill continues to show an increase in throughput and 5,134 tons was processed in January 2010. An Au eqv recovery factor of 81% was achieved in the fourth quarter of 2009 with 5,296 Au eqv oz contained in the process as at December 31, 2009. The carbon from the mill was only sent to a refinery in January 2010 and, therefore, the Company did not account for any revenue in Q4 2009. Processing costs for the fourth quarter of 2009 amounted to US$142 per ton because the mill was in the ramp-up phase with low production throughput. Fixed overheads once again impacted on the unit cost of the mill due to the capacity of the mill. Cost for haulage from Hollister to Esmeralda amounted to US$60 per ton.

          The metal content in the ore remains the limiting factor in the mill throughput. In October 20, 2009, the Company reported that the NDEP granted approval of the Esmeralda Water Pollution Control Permit, allowing the Company to continue with the installation of the Gekko System, an In-Line Leach Reactor (ILR) which optimizes the recovery of gold from high grade concentrate streams. In addition to concentrate leaching in an ILR, the Gekko system includes a gravity and flotation section, which will capture free gold and silver up front, thereby reducing the feed grade to the process flow. Nevada environmental regulations require a mercury emission permit to operate the electro winning cells for the Gekko system. The application for this permit can only be finalized once the required engineering designs have been completed, which is expected in the first quarter of 2010.

          Delays in obtaining all of the required environmental permits to operate the Gekko system necessitated management to launch a project to optimize the current milling circuit. The objective of the optimization project is to achieve a consistent mill throughput of 350 tons per day for ore containing metal in excess of 1 Au eqv oz per ton. Design changes to achieve this objective include:

  Adding a cone crusher and refurbishment of the second ball mill to reduce the grind and thereby the leach time.

  Optimizing the leach circuit by converting three tanks to carbon-in-leach (“CIL”)

  Adding another carbon stripping unit and thereby doubling the carbon stripping capacity.

  Adding lead-nitrate to the process to increase Au and Ag recoveries.

– 50–	Annual Information Form and Form 40-F

          Approval has been obtained from the NDEP in January 2010 to install the existing drying oven and furnace that has been removed for refurbishment. Once re-installed, this will allow for treatment of the gold solution and for doré bars to be poured on site. Being able to treat gold solution is another step in delivering a stand-alone milling and refining operation.

Plans for fiscal 2010

          The refurbished milling circuit will be optimized to enable mill throughput of 350 tons per day at an average grade in excess of 1.1 Au eqv oz per ton. Installation and commissioning of the Gekko system will take place once the required permits have been obtained, which are expected in the third quarter of 2010.

          Pending approval by the Board of Directors of the results of a review of the Esmeralda property, an exploration and mining plan for the property will be developed.

Ganes Creek Property

          Great Basin Gold signed an agreement with Clark/Wiltz Mining (“CWM”), effective November 14, 2007, whereby it can earn an 80% interest in all hard rock mineral rights on the Ganes Creek Property in Alaska (the “Ganes Creek Property”) by expending a total of US$3 million over a period of 3 years.

          Subsequent to evaluation of the results of the 2008 season, as well as the current strategic plan of Great Basin Gold, it was decided to terminate this agreement and cease all exploration activities. The disturbance caused by the exploration program was rehabilitated during the second and the third quarters of 2009.

Tsetsera Property

          The Company concluded a Joint Venture Agreement to enter into an unincorporated joint venture with G S Minase Refnaria Limitade (“GSR”) in Mozambique on August 20, 2007 (“the JV”). The purpose of the JV is to establish a gold exploration and mining business in Mozambique, whereby the Company will have the exclusive right to explore all GSR’s properties. The Company has the right to earn-in an 80% interest in the JV, and has committed to exploration expenditures of approximately US$2 million over a three year period on the Tsetsera Property, which is located 80 km south of Manica in Mozambique, and other properties over which GSR holds mineral rights. An initial soil sampling and ground geophysics program has been completed on the property during 2008. Four follow up exploration targets were delineated from this work and have been incorporated into a follow-up surface exploration programme in 2010. The Company does not consider the Tsetsera Property to be material at this time.

GBG Rusaf Gold Ltd.

          Work programmes were curtailed during 2009 to conserve cash. During 2009, Great Basin has through its subsidiary, GBG Rusaf Gold Ltd (“GBGR”), maintained exploration properties in Tanzania and the Kurils Islands in eastern Russia. In Tanzania the exploration program areas comprise two early drill phase to regional exploration programs in the following areas:

  Lake Victoria (North-West), including several early stage exploration programs and drilling on two targets.

  Lupa (South-West), where the Nkuluwisi project was the focus of a surface drilling program.

– 51–	Annual Information Form and Form 40-F

          Exploration on the island of Kurils in 2009 included an analysis and modelling of the 33 diamond boreholes completed during 2008 aimed at establishing indicated mineral resources in the main project area.

          During 2009 final results were received and processed from the drill program in Tanzania (the Lake Victoria goldfields and Lupa goldfields), and East Russia (Kurils).

Tanzania

          Work undertaken on the Tanzanian properties in 2009 comprised of geological modeling and mineral resource estimations for the Tanzania Lubando (Geita East), Imweru (Geita West) and Nkuluwisi (Lupa) targets, revised target classification and maintenance on the other permits.

Initial resource estimates have been received for the Imweru (Geita west) and Lubando (Geita east) prospects, which are located in the Lake Victoria Goldfields along strike of Anglogold Ashanti’s Geita Mine operations, and are part of a Joint Venture agreement with Barrick Africa Exploration Limited (“BEAL”). The Nkuluwisi Prospect is part of an extensive mineral right portfolio that GBGR administers in the Lupa Goldfields.

BEAL Joint Venture

          GBGR has entered into a Joint Venture agreement with BEAL to explore certain properties east and west of the Geita Mine operations (a producing mine that has established gold resources totaling 109Mt @ 3.67 g/t Au for 12.9 Moz Au (2008 Anglogold Ashanti Annual report)). The Imweru and Lubando are two properties that have been drill tested to date. Under the terms of the Joint Venture agreement, GBGR has the right to acquire 100% interest in the Imweru properties. BEAL has a 20% carried interest up to a decision to mine, at which point they have to contribute or dilute to a 2% net smelter return (NSR). BEAL also has a first right of refusal in terms of which BEAL can buy GBGR’s 80% interest of the property at an agreed value after completion of a Bankable Feasibility Study.

Imweru (Geita west)

          The Imweru gold property is located approximately 80 km east of the city of Mwanza, northern Tanzania, within the western Geita greenstone belt, Lake Victoria Goldfields. Access is year around by improved dirt roads. The property consists of three concessions (PL’s) with a total nominal area of 251 square km. The property is hosted in metabasalts of the Archean Lower Nyanzian Group of the Tanzanian Craton. Mineralization is characteristic of orogenic gold deposits, consisting of disseminated sulphide replacement associated with silicification. Exploration on Imweru began in 2001 with surface sampling and geological mapping. A ground geophysical survey in May 2003 identified anomalies for exploration drilling. Drilling consisted of rotary air blast (RAB), reverse circulation (RC) and diamond drilling totaling 65,989 m in 1,322 holes. Discontinuous mineralization in multiple zones has been identified over approximately 10 km strike length to approximately 200 m depth.

– 52–	Annual Information Form and Form 40-F

Table 25: Imweru Mineral Resource

Resource Category	Cutoff Grade g/t	Tonnes	Au g/t	Au g	Tons	Au oz/t	Au Oz
Inferred	1.5 1.0 0.5	2,712,487 4,715,440 17,649,898	2.88 2.05 1.11	7,816,012 9,666,653 19,582,015	2,989,975 5,197,830 19,455,482	0.084 0.054 0.032	251,294 310,790 629,585

Note: Composites were capped at 25 g/t gold.

Lubando (Geita east)

          The Lubando gold property is located approximately 100 km southwest of the city of Mwanza, northern Tanzania, within the eastern Geita greenstone belt, Lake Victoria Goldfields. Access is year around by improved dirt roads. The property consists of three concessions (PL’s) with a total nominal area of 74.7 square km. The property is hosted in metabasalts of the Archean Lower Nyanzian Group of the Tanzanian Craton. Mineralization is similar to Imweru (above), consisting of structurally controlled disseminated sulphide replacement associated with silicification. Exploration on Lubando began in November 2000 with surface sampling and geological mapping. A ground geophysical survey in May 2001 identified anomalies for exploration drilling. Drilling consisted of RAB, RC and diamond drilling totaling 27,770 m in 670 holes. Continuous mineralization in four zones has been tested over approximately 1.3 km strike length to approximately 200 m depth. In 2008, GBGR completed 24 drill holes for a total of 3,199 m drilled. This drilling was completed by Major Drilling Tanzania using a combination of both RC and core (Longyear 44). Core size was NQ with high recoveries.

Table 26: Lubando Mineral Resources

Resource Category	Cutoff Grade g/t	Tonnes	Au g/t	Au g	Tons	Au oz/t	Au Oz
Measured	1.5 1.0 0.5	81,550 120,190 184,150	3.23 2.59 1.95	263,340 311,500 359,090	89,894 132,480 203,000	0.094 0.076 0.057	8,450 10,060 11,570
Indicated	1.5 1.0 0.5	273,980 360,960 509,420	2.92 2.52 1.99	799,950 909,730 1,013,740	302,010 397,880 561,530	0.085 0.074 0.058	25,670 29,440 32,560
Total M & I	1.5 1.0 0.5	355,530 481,150 693,570	2.99 2.54 1.98	1,063,290 1,221,230 1,372,830	391,904 530,360 764,530	0.087 0.074 0.058	34,210 39,500 44,130
Inferred	1.5 1.0 0.5	1,032,120 1,255,380 1,900,140	3.05 2.72 2.03	3,142,940 3,419,300 3,857,280	1,137,710 1,383,810 2,094,500	0.089 0.079 0.059	101,250 109,320 123,570

– 53–	Annual Information Form and Form 40-F

Lupa / Chunya Goldfield

          The Company administers 127 mineral properties in the Lupa / Chunya goldfields in southern Tanzania through subsidiaries to GBGR (Shield Resources and Premier Mining). The Lupa Goldfield occupies a triangular area of about 2,600 square km, approximately 850 km from Dar es Salaam and 80 km northwest of the commercial centre Mbeya.

Nkuluwisi (Lupa Goldfield)

          The Nkuluwisi gold prospect is located approximately 15 km northwest of the village of Saza, within the Lupa Goldfield in southwestern Tanzania. Nkuluwisi gold mineralization is hosted within a felsic and mafic intrusive complex and occurs in one of two structural corridors (the second termed “Rukwa”), which are defined by elongate magnetic susceptibility lows. The Nkuluwisi zone is a zone of major displacement 20 km long and up to 1.8 km wide. It is known to contain about a thousand auriferous quartz veins. Historical production from the Lupa Goldfields is estimated to be over 23 tons of gold produced from about 80 sites in placers, rubble zones and lodes. Lode mining began in 1934 at Ntumbi and in 1939 at New Saza. The New Saza mine (1939-65) produced 8.4 tons of gold grading 7.5 g/t, and the Ntumbi mine (1937-65) produced 1.7 tons of gold grading 12.1 g/t (unverified from Taiga Consultants Ltd). A total of 18.6 tons of gold have been reported (unverified) from the Lupa area, but it is estimated that production has actually exceeded 30 tons.

          A total of 111 holes totaling 13,440 m were drilled and sampled and 49 surface samples were taken along an approximately 1 km long strike length through an approximate 50 m wide corridor; holes were drilled to a depth of 100 m. Of these, 41 drill holes and 18 surface samples are within the block model area which was used to evaluate the mineral resource. Section-line spacing along the identified mineralized zone is approximately 125 m. There were also several holes drilled outside of the main target zone, approximately along strike of the shear structure, and an additional 500 m east and west of the main target area.

Table 27: Nkuluwisi Mineral Resources

Resource Category	Cutoff Grade g/t	Tonnes	Au g/t	Au g	Tons	Au oz/t	Au Oz
Measured	1.5 1.0 0.5	71,880 147,825 553,500	2.06 1.63 0.93	148,430 240,930 515,600	79,240 162,940 610,100	0.060 0.047 0.027	4,750 7,650 16,470
Indicated	1.5 1.0 0.5	215,320 491,400 2,147,850	1.88 1.54 0.86	405,870 754,650 1,867,500	237,350 541,670 2,367,600	0.054 0.045 0.025	12,810 24,370 59,190
Total M & I	1.5 1.0 0.5	287,200 639,225 2,701,350	1.93 1.56 0.88	554,300 995,580 2,383,100	316,590 704,610 2,977,700	0.055 0.045 0.025	17,560 32,020 75,660
Inferred	1.5 1.0 0.5	286,200 1,459,350 4,582,600	2.03 1.42 0.91	582,980 2,081,180 4,198,100	315,470 1,608,640 5,051,400	0.059 0.041 0.026	18,610 65,950 131,330

Note: Composites capped at 7.2 g/t gold.

– 54–	Annual Information Form and Form 40-F

          All the Tanzanian resource estimates were carried out using block models constructed in GEMS (Gemcom). The block models consist of blocks measuring 5 m by 5 m by 5 m. No rotation was applied to the model. Grade for gold was interpolated into blocks using Inverse Distance to the fifth power (ID). In all cases a cut-off grade of 0.5 g/t gold was based on a gold price of US$850/oz and assumed 100% metallurgical recovery. Dale Richards and Phil Bentley (GBG Ltd) were Qualified Persons in respect of the estimation, which adhered to CIM (2005) definitions for Mineral Resources.

Current Synopsis

  Mineralisation was intersected on all targets, and there is upside along strike, sub-parallel and at depth on all targets;
  The Imweru target drilling was not fully completed due to a cash preservation decision, and still requires more work;
  The Nkuluwisi target is part of a more extensive shear corridor stretching 10 km from Rukwa Mine to Mapalala;
  Likewise the Lubando target is part of a more extensive shear corridor with potential for sub- parallel and along strike mineralization under cover;
  The Tanzanian targets drilled, were, in the writers opinion, not necessarily the “pick-of-the- crop”, as there are in the order of 27 other follow-up targets in those areas that also need drill testing.
  The further understanding of structural controls in all areas of mineralization will be a critical step to successful targeting and resource delineation;
  There is still a considerable resource potential in the areas drilled, as well in the surrounding areas;
  Cognisance should be taken that future resource delineation and potential turning to account will involve “clusters” of mineralized zones on a given structure or proximal sub-parallel splays.

          It can be concluded that there is a considerable amount of preliminary exploration work still to be completed on the GBGR properties. A number of permits overly significant strike extents of prospective structures that still require systematic exploration and potentially drilling. This process will ultimately allow a sizeable reduction and focusing of the portfolio.

East Russia (Kurils Islands)

          The Kurils Project is located in eastern Russia, on Iturup Island in the Kurils Island chain north east of Japan. GBGR, through Kurils Resources LLC, manages a 13,800 Ha mineral exploration concession in the northern area of the island of Iturup, Kuril Islands, Russia. The Northern Iturup property is approximately 50 kilometres north of the city of Kurilsk, Kuril Islands, Russia. The licence area is considered remote and is currently accessed all year round by air, water and road which require one to two days to travel from Yuzhno Sakhalinsk. The licence is registered with the Territorial Fund of Information on Natural Resources for Sakhalin Oblast No. 27-06-56/1 in the name of Kurils Resources LLC. Under the terms of a licence dated November 16, 2005, Kurils Resources has a 100% interest in the North Iturup property and will maintain such a 100% interest by completing predetermined staged exploration work and minimal annual payments. It has been ascertained that the permit can be renewed for a further 5 years from Sep 30, 2010, subject to an appropriate application by March 2010.

          The project is conspicuous being located on an active volcanic arc. The permit (approximately 90km²) straddles a number of andesite volcanic complexes, and associated hydrothermal ore deposits and hydrothermal alteration zones are related to Late Cenozoic magmatism (present to 19 Myr) of the Kuril Arc. The metallogeny of this arc system is characterized by, 1) skarn Fe deposits on continental-margin terranes, 2) volcanogenic massive sulfide Cu-Pb-Zn, Ba deposits and bedded Mn deposits associated with submarine volcanism, 3) epithermal vein-type Cu-Pb-Zn, Mn, Au-Ag deposits.

– 55–	Annual Information Form and Form 40-F

          Work programmes over the last 2 years have advanced the geological understanding of the volcanic complexes, and the 2008 programme should permit a mineral resource estimate (certain diamond borehole analyses are still being processed. The 2007 reconnaissance work on 7 selected targets located throughout the concession area prioritised three targets namely Svetloye, Dolnyskoye and Sofinskoye. The current objective is to confirm the prospectivity of each of these targets for potential of between 0.5 and 1.5 Moz Au.

          The North Iturup Property has no historic prospects or production. Exploration work on the licence area was conducted by the regional government office of Sakhalin Geological Exploration Expedition (SGEE) between 1960 and 2005. This exploration work included geological mapping, trenching, sampling, geophysics and interpretation. The Peres deposit has received the majority of the historical detailed exploration work by SGEE. This work included local surface mapping, sampling and trenching. In the 1990’s, an estimated 500 m of trenching were excavated and mapped with continuous channel sampling (82 samples) and subsequent geochemical analysis using spectrometry and fire assay at various (uncertified) Russian laboratories. The best results returned values (arithmetic averages and apparent widths) of 40 m grading 9.93 gpt Au and 35 m grading 5.57 gpt Au. The true width of individual mineralized tuff units (multiple) is estimated at 5 m to 10 m. The true overall width of mineralization is currently unknown.

          GBGR has completed an exploration program consisting of sampling and drilling sufficient to complete a Mineral Resource estimate on one prospect within the (Peres) deposit. The initial drilling program was completed during 2008 at Kurils on the Peres target, and comprised 33 diamond boreholes. The initial GBGR objectives were to prove the existence of a minimum of 500,000 ounces of gold equivalent at a grade of greater than or equal to 1.5 gpt Au. This target size was not achieved during the 2008 drill program.

          The mineralized zone at Peres is up to 300 m wide with a majority of the current resource considered potentially open-pitable making it possibly attractive at lower (1 g/t Au equiv.) grades. The east and to depth extension of the Pere mineralization is considered to have the highest exploration potential and further drilling would be targeted along trend and to depth.

          The mineralization in the main zone is associated with quartz veining in Miocene tuffs which are exposed on the surface for approximately 350 m with an unknown true width and depth. The tuff units consist of multiple quartz veins and stockwork with associated alunite, limonite and minor sulphides. Gold grades (> 20 gpt) are present and associated with near- vertical vuggy quartz veins from 0.1 m to 2 m wide predominately of low and high sulfidation epithermal systems. Multi-element ICP analysis suggests that the geochemistry of the prospect is consistent with a “Kuroko – style” high sulfidation epithermal system with anomalous copper-lead-zinc (basically a volcanic exhalative on the flanks of a rhyolite or rhyodacite dome, proximal to a sub-aerial volcanic edifice.

          Preliminary resources delineated from the drilling program are shown below.

– 56–	Annual Information Form and Form 40-F

Table 28: Kurils Mineral Resources

Resource Category	Cutoff Grade g/t	Tonnes	Au g/t	Au g	Tons	Au oz/t	Au Oz
Measured	1.5 1.0 0.5	398,230 655,710 1,238,620	2.90 2.24 1.52	1,154,867 1,468,790 1,882,702	438,970 722,790 1,365,330	0.085 0.065 0.044	37,312 46,981 60,075
Indicated	1.5 1.0 0.5	544,100 899,790 1,947,270	2.91 2.24 1.42	1,583,331 2,015,530 2,765,123	599,760 991,840 2,146,880	0.085 0.065 0.041	50,980 64,470 88,022
Total M & I	1.5 1.0 0.5	942,330 1,555,500 3,185,890	2.91 2.24 1.46	2,738,198 3,484,320 4,647,826	1,038,730 1,714,630 3,512,210	0.085 0.065 0.042	88,292 111,451 148,097
Inferred	1.5 1.0 0.5	178,060 374,740 805,470	2.20 1.64 1.13	391,732 614,574 910,181	196,280 413,080 887,870	0.064 0.048 0.033	12,562 19,828 29,300

          The resource estimate was carried out using a block model constructed in GEMS (Gemcom). The block model consisted of blocks measuring 5 m by 5 m by 5 m. No rotation was applied to the model.

Grade for gold was interpolated into blocks using Inverse Distance to the 5th power (ID5). Eric Fier was the Independent Qualified Person undertaking these estimations.

Risk Factors

          There are a number of risks that may have a material and adverse impact on the future operating and financial performance of Great Basin and could cause the Company’s operating and financial performance to differ materially from the estimates described in forward-looking statements relating to the Company. These include widespread risks associated with any form of business and specific risks associated with Great Basin’s business and its involvement in the gold exploration and development industry.

          An investment in the securities of Great Basin is considered speculative and involves a high degree of risk due to, among other things, the nature of Great Basin’s business and the present stage of its development. A prospective investor should carefully consider the risk factors set out below along with the other matters set out or incorporated by reference in this short form prospectus. The operations of the Company are speculative due to the high risk nature of its business which is the operation, exploration and development of mineral properties. The Company has identified the following non-exhaustive list of inherent risks and uncertainties that it considers to be relevant to its operations and business plans. In addition to information set out elsewhere in this short form prospectus and contained in the Company’s annual information form dated March 27, 2010, for the financial year ended December 31, 2009, which is incorporated by reference into this short form prospectus, investors should carefully consider the following risk factors. Such risk factors could materially affect the Company’s future operating results and could cause actual events to differ materially from those described in forward-looking statements relating to the Company.

– 57–	Annual Information Form and Form 40-F

General Mining Risks

There is no assurance that our mineral resources will ever be classified as reserves under the disclosure standards of the SEC

          The mineralized material at the Burnstone Property is currently classified as a measured and indicated resource, and a portion of it qualifies under Canadian and US mining disclosure standards as a proven and probable reserve. The Company advises investors that while the terms 'measured and indicated resources' are recognized and required by Canadian regulations, the U.S. Securities and Exchange Commission does not recognize it. Investors are cautioned not to assume that all of mineral deposits in the measured and indicated categories will ever be converted into reserves. Under SEC standards, mineralization may not be classified as a "reserve" unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made.

The exploration for and development of mineral deposits involves significant risks

          Mineral resource exploration is a speculative business and involves a high degree of risk. We have completed feasibility study work which outlines mineral reserves at both the Burnstone Property and the Hollister Property under NI 43-101. The exploration for and development of mineral deposits involves significant risks, which even a combination of careful evaluation, experience and knowledge may not eliminate. Although the discovery of an ore body may result in substantial rewards, few explored properties are ultimately developed into producing mines. Significant expenditures may be required to locate and establish ore reserves, to develop metallurgical processes and to construct mining and processing facilities at a particular site. It is impossible to ensure that the current exploration programs planned by us will result in a profitable commercial mining operation. Significant capital investment is required to achieve commercial production from successful exploration efforts.

          The commercial viability of a mineral deposit is dependent upon a number of factors. These include deposit attributes such as size, grade and proximity to infrastructure, current and future metal prices (which can be cyclical), and government regulations, including those relating to prices, taxes, royalties, land tenure, land use, importing and exporting of minerals and necessary supplies and environmental protection. The complete effect of these factors, either alone or in combination, cannot be predicted, and their impact may result in us not receiving an adequate return on invested capital.

          The figures for mineral reserves and resources included herein are estimates and no assurance can be given that the anticipated tonnages and grades will be achieved or that the indicated level of recovery will be realized. Market fluctuations and the prices of metals may render resources uneconomic. Moreover, short-term operating factors relating to the mineral deposits, such as the need for orderly development of the deposits or the processing of new or different grades of ore, may cause a mining operation to be unprofitable in any particular accounting period. In addition, we may not be able to secure drilling contractors, rigs and personnel during our desired time periods and at our expected costs.

          The estimates of mineral resources is a subjective process, the accuracy of which is a function of the quantity and quality of available data and the assumptions made and judgment used in the engineering and geological interpretation, which may prove un-reliable, and may be subject to revision based on various factors.

          The Company intends to review and optimize the estimation methodology used to estimate grade and tonnage at the Hollister Property in order to assist in the application of the resource model to mine planning. The Company’s ongoing drilling at the Hollister Property will impact the results of this review.

– 58–	Annual Information Form and Form 40-F

The Company is unable to predict whether this review and optimization process will result in a significant change to the size or grade of the estimates contained in the 2009 Hollister Report.

No history of mining operations or profitability

          The Company’s properties are in the exploration and development stages. The future development of any properties found to be economically feasible will require board approval, the construction and operation of mines, processing plants and related infrastructure. As a result, Great Basin Gold is subject to all of the risks associated with establishing new mining operations and business enterprises including: the timing and cost, which can be considerable, of the construction of mining and processing facilities; the availability and costs of skilled labour and mining equipment; the availability and costs of appropriate smelting and/or refining arrangements; the need to obtain necessary environmental and other governmental approvals and permits, and the timing of those approvals and permits; and, the availability of funds to finance construction and development activities. It is common in new mining operations to experience unexpected problems and delays during construction, development, and mine start-up. Such operations are subject to all the hazards and risks normally encountered in the exploration for, and development and production of gold and other precious or base metals, including unusual and unexpected geologic formations, seismic activity, rock bursts, fires, cave-ins, flooding and other conditions involved in the drilling and removal of material as well as industrial accidents, labour force disruptions, fall of ground accidents in underground operations, and force majeure factors, any of which could result in damage to, or destruction of, mines and other producing facilities, injury to person and damage to property, environmental damage, delays, increased production costs, monetary losses and possible legal liability. Milling operations are subject to hazards such as equipment failure or failure of retaining dams around tailings disposal areas, which may result in environmental pollution and consequent liability. In addition, delays in the commencement of mineral production often occur. Accordingly, there are no assurances that the Company’s activities will result in profitable mining operations or that the Company will successfully establish mining operations or profitably produce metals at any of its properties.

Uncertainty of acquiring additional commercially mineable mineral rights

          Most exploration projects do not result in the discovery of commercially mineable ore deposits and no assurance can be given that any anticipated level of recovery of ore reserves will be realized or that any identified mineral deposit will ever qualify as a commercially mineable (or viable) ore body which can be legally and economically exploited. Estimates of reserves, resources, mineral deposits and production costs can also be affected by such factors as environmental permitting regulations and requirements, weather, environmental factors, unforeseen technical difficulties, unusual or unexpected geological formations and work interruptions. Material changes in ore reserves, grades, stripping ratios or recovery rates may affect the economic viability of any project.

          The Company’s future growth and productivity will depend, in part, on its ability to identify and acquire additional commercially mineable mineral rights, and on the costs and results of continued exploration and development programs. Mineral exploration is highly speculative in nature and is frequently non-productive. Substantial expenditures are required to: establish ore reserves through drilling and metallurgical and other testing techniques; determine metal content and metallurgical recovery processes to extract metal from the ore; and construct, renovate or expand mining and processing facilities.

          In addition, if the Company discovers ore, it would take several years from the initial phases of exploration until production is possible. During this time, the economic feasibility of production may change. As a result of these uncertainties, there can be no assurance that the Company will successfully acquire additional commercially mineable (or viable) mineral rights.

– 59–	Annual Information Form and Form 40-F

Government regulation

          Great Basin Gold’s mineral exploration and planned development activities are subject to various laws governing prospecting, mining, development, production, taxes, labour standards and occupational health, mine, safety, toxic substances, land use, water use, land claims of local people and other matters. Although Great Basin’s exploration and development activities are currently carried out in accordance with all applicable rules and regulations, no assurance can be given that new rules and regulations will not be enacted or that existing rules and regulations will not be applied in a manner which could limit or curtail development.

          Many of Great Basin Gold’s mineral rights and interests are subject to government approvals, licenses and permits. Such approvals, licenses and permits for the Burnstone Property are, as a practical matter, subject to the discretion of the South African government. No assurance can be given that Great Basin Gold will be successful in maintaining any or all of the various approvals, licenses and permits in full force and effect without modification or revocation. To the extent such approvals are not maintained, Great Basin Gold may be delayed, curtailed or prohibited from continuing or proceeding with planned exploration or development of mineral properties.

               Failure to comply with applicable laws, regulations and permitting requirements may result in enforcement actions thereunder, including orders issued by regulatory or judicial authorities causing operations to cease or be delayed or curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment, or remedial actions. Parties engaged in the exploration or development of mineral properties may be required to compensate those suffering loss or damage by reason of the activities and may have civil or criminal fines or penalties imposed for violations of applicable laws or regulations.

     New laws and regulations or amendments to current laws and regulations governing operations or more stringent implementation thereof could have a substantial adverse impact on Great Basin Gold and cause increases in exploration expenses, capital expenditures or require abandonment or delays in development of mineral interests.

A substantial or extended decline in gold prices would have a material adverse effect on our business

          Our business is dependent on the price of gold, which is affected by numerous factors beyond our control. Factors tending to put downward pressure on the price of gold include:

  sales or leasing of gold by governments and central banks;

  strengthening of the US dollar;

  global or regional recession or reduced economic activity;

  speculative trading;

  decreased demand for industrial uses, use in jewellery or investment;

  high supply of gold from production, disinvestment and scrap;

  interest rates;

  sales by gold producers in forward transactions and other hedging;

– 60 –	Annual Information Form and Form 40-F

  the production and cost levels for gold in major gold-producing nations; and

  the cost level (in local currencies) for gold in major consuming nations.

          Any drop in the price of gold would adversely impact our future revenues, profits and cash flows. In addition, sustained low gold prices can:

  reduce revenues further by production cutbacks due to cessation of the mining of deposits or portions of deposits that have become uneconomic at the then-prevailing gold price;

  halt or delay the development of new projects; and

  reduce funds available for exploration, with the result that depleted minerals are not replaced.

          If gold prices were to decline significantly for an extended period of time, we might be unable to continue with the exploration and development of our properties or fulfill our obligations under our agreements or under our permits or licenses. As a result, we could lose our interest in or be forced to sell some of our properties.

Although we have no reason to believe that the existence and extent of any of our properties is in doubt, title to mining properties is often subject to potential claims by third parties claiming an interest in them

          Our mineral properties may be subject to previous unregistered agreements or transfers, and title may be affected by undetected defects or changes in mineral tenure laws. Our mineral interests consist of mineral claims and new order mining rights, which have not been surveyed, and therefore, the precise area and location of such claims or rights may be in doubt. The failure to comply with all applicable laws and regulations, including the failure to pay taxes, complete filings and other necessary applications or to carry out and file assessment work, may invalidate title to portions of the properties where our mineral rights are held.

We are not able to obtain insurance for many of the risks that we face

          In the course of exploration, development and production of mineral properties, a variety of risks and, in particular, unexpected or unusual geological or operating conditions, may occur. It is not possible to fully insure against many of the risks, and we may decide not to take out insurance against such risks as a result of high premiums or other reasons. Should such liabilities arise, they could reduce or eliminate any future profitability and result in an increase in costs and a decline in the value of our securities.

          We are not insured against environmental risks. Insurance against environmental risks (including potential liability for pollution or other hazards as a result of the disposal of waste products resulting from exploration and production) is not generally available to companies in the mineral exploration and mining industry. Management periodically evaluates the cost and coverage of the insurance that is available against certain environmental risks to determine if it would be appropriate to obtain such insurance. Without such insurance, and if we become subject to environmental liabilities, the payment of such liabilities could reduce or eliminate our available funds or could exceed the funds we have to pay such liabilities and result in bankruptcy. Should we be unable to fund fully the remedial cost of an environmental problem, we might be required to enter into interim compliance measures pending completion of the required remedy.

– 61–	Annual Information Form and Form 40-F

Risks More Specifically Relating to the Hollister Property

Risks associated with the 2009 Hollister Report

          The 2009 Hollister Report prepared on the Hollister Property was prepared to document the results of a resource update reported in a news release dated June 18, 2008, to update the current status of the HDB project and to support disclosure in a short form prospectus dated March 4, 2009.

          The following are the principal risk factors and uncertainties which, in management’s opinion, are likely to most directly affect the ultimate feasibility of the Hollister Property. The mineralized material at the Hollister Property is currently classified as a measured and indicated resource and a portion qualifies as proven and probable reserves under NI 43-101. Although final feasibility work has been done to confirm the mine design, mining methods and processing methods, construction and operation of the mine and processing facilities depend on securing environmental and other permits on a timely basis. Although costs, including design, procurement, construction and on-going operating costs and metal recoveries have been established at a level of detail required for a feasibility study, final costs could be materially different from those contained in the 2009 Hollister Report. There can be no assurance that infrastructure facilities can be developed on a timely and cost-effective basis. Energy risks include the potential for significant increases in the cost of fuel and electricity. Operating costs of the Esmeralda Mill are estimated not to exceed US$50 per ton, based on the advice of its previous owners, which the Company believes to be a reasonable number. However, this figure can not be relied upon until test work is done.

          The 2009 Hollister Report assumes specified, long-term price levels for gold of US$800/oz. The price of this metal has historically been volatile, and the Company has no control of or influence on its price, which is determined in international markets. There can be no assurance that the price of gold will remain at current levels or that it will not decline below the prices assumed in the 2009 Hollister Report. Prices for gold have been below the price ranges assumed in 2009 Hollister Report at times during the past ten years, and for extended periods of time. The development of the Hollister Property is dependent upon generating adequate cash flow to sustain the capital requirements.

          Other general risks include those typical of very large construction projects, including the general uncertainties inherent in engineering and construction cost, the need to comply with generally increasing environmental obligations, and accommodation of local and community concerns.

Risks associated with the re-commissioning of the Esmeralda Mill

          The Company is in the process of re-commissioning the Esmeralda Mill. While the Company expects the re-commissioning to be completed by the end of June, 2009, there can be no assurance that the Company will meet this target. In addition, the Company has certain expectations with respect to performance of the Esmeralda Mill, but there can be no assurance that after the re-commissioning the Esmeralda Mill will perform to such expectations. A delay in re-commissioning and lower-than-expected performance could impact the Company’s cash flow.

Risks associated with the Environmental Impact Statement

          The Company sought to have the EIA serve as the basis for its mining permitting application at the Hollister Property. However, in December, 2008, the Company was advised that it would have to prepare an Environmental Impact Statement on the Hollister Property. Preparing the Environmental Impact Statement is a more in-depth and involved process and as a consequence, there is greater uncertainty in respect of timing and requirements to successfully complete an Environmental Impact Statement. Failure or delay to get an Environmental Impact Statement could materially hinder, delay or preclude the Company moving into production at the Hollister Property.

– 62–	Annual Information Form and Form 40-F

Permit restriction on production

          At the Hollister Property, test mining and bulk sampling commenced during 2008. The permitted production and processing offsite of ore at the Hollister Property is currently limited to 275,000 tons of ore per year in accordance with recent permitting received December 24, 2008. In 2008, the Company recovered 80,305 oz gold equivalent from approximately 50,161 tons of ore generated at the Hollister Property. If the Company fails to obtain and/or maintain in good standing the necessary permits to full production or exceeds the production restrictions on its current permitting, its trial mining and planned development activities could cease or be delayed.

We could incur substantial costs due to the environmental impact of our mining operations

          The Company’s activities at the Hollister Property are subject to extensive federal, state and local laws and regulations governing environmental protection. We must obtain governmental permits and provide associated financial assurances to carry on certain activities. We are also subject to various reclamation-related conditions imposed under federal or state air, water quality and mine reclamation rules and permits.

          Failure to comply with the appropriate environmental laws can lead to injunctions, damages, suspension or revocation of permits and the imposition of penalties. There can be no assurance that the Company has been or will at all times be in complete compliance with such laws or permits or that the cost of complying with current and future environmental laws and permits will not materially adversely affect our future cash flow and results of operations.

Changes in mining legislation could adversely affect our operations

          The Bumpers-Rahall Bill, which aims to overhaul the General Mining Law of 1872, is currently being considered by the U.S. Congress. This Bill relates to hardrock mining on public lands. This Bill may include a royalty on hardrock mining on public lands. Should this Bill be enacted into law, the royalty provisions, whether applicable to gross or net profits, could adversely affect continued mineral production at the Hollister Property.

Risks More Specifically Relating to South Africa and the Burnstone Property

General

          A substantial part of our properties and operations are located in South Africa and are exposed to the political and economic risks relating to South Africa. These risks may include political and economic uncertainty and related currency fluctuations.

We are subject to exchange control regulations that may affect our ability to borrow funds and guarantee obligations of our subsidiary

          South African law provides for exchange control regulations which restrict the export of capital by residents from the common monetary area, which includes South Africa. These regulations apply to transactions involving South African residents, including both natural persons and legal entities. These regulations also affect our ability to borrow funds from non-South African sources for use in South Africa and to repay these borrowings from South Africa and, in some cases, our ability to guarantee the obligations of subsidiaries with regard to these borrowings. Although the government has expressed an intention to gradually relax exchange control regulations with a view to ultimately eliminating exchange controls, there is no certainty that exchange control regulations will be reduced or eliminated.

– 63–	Annual Information Form and Form 40-F

Risks associated with the 2009 Burnstone Report

          The following are the principal risk factors and uncertainties which, in management's opinion, are likely to most directly affect the ultimate feasibility of the Burnstone Property. Although costs, including design, procurement, construction and on-going operating costs and metal recoveries have been established at a level of detail required for a feasibility study, final costs could be materially different from those contained in the 2009 Burnstone Report. There can be no assurance that infrastructure facilities can be developed on a timely and cost-effective basis. Energy risks include the potential for significant increases in the cost of fuel and electricity.

          The 2009 Burnstone Report assumes specified, long-term price levels for gold of US$800/oz. The price of this metal has historically been volatile, and the Company has no control of or influence on its price, which is determined in international markets. There can be no assurance that the price of gold will remain at current levels or that it will not decline below the prices assumed in the 2009 Burnstone Report. Prices for gold have been below the price ranges assumed in 2009 Burnstone Report at times during the past ten years, and for extended periods of time. The project will require major financing, including a combination of debt and equity financing. There can be no assurance that debt and/or equity financing will be available on acceptable terms.

          Other general risks include those typical of very large construction projects, including the general uncertainties inherent in engineering and construction cost, the need to comply with generally increasing environmental obligations, and accommodation of local and community concerns. The economics of the Burnstone Property are sensitive to the US Dollar and South African Rand exchange rate, and this rate has been subject to large fluctuations in the last several years.

Changes in mining legislation could adversely affect our operations

          Our business could be adversely affected by changes in government regulations relating to exploration, mining and the environment. In South Africa, in order to maintain security of tenure of our mineral properties, we are obliged to comply with the MPRDA, the associated regulations and the socioeconomic scorecard. As a result of this new legislation, the South African government exercises control over the granting of prospecting and mining rights, beneficiation, mineral exports and taxation. Applications for prospecting and mining rights are required to demonstrate their eligibility based on their compliance with a number of black economic empowerment criteria. These include factors such as ownership, employment equity, human resources development and procurement policy.

– 64–	Annual Information Form and Form 40-F

Retention of prospecting and mining rights cannot be guaranteed

          In South Africa, although we have successfully converted all of our old prospecting rights to new order prospecting rights, and obtained our mining right (effective February 2009), new order prospecting or mining rights may be suspended or cancelled where the DME, having followed the requisite procedures under the MPRDA, determines that the holder is in breach of the provisions of the MPRDA or the terms under which such new order prospecting or mining rights were granted. Similarly, rights could be suspended under related legislation in respect of health and safety and the environment, including where the mineral is not mined optimally in accordance with the relevant work programme. The MPRDA has also significantly increased the potential penalties and restrictive provisions relating to environmental management, environmental damage or pollution resulting from prospecting or mining activities.

Non-compliance with black economic empowerment(“BEE”) initiatives could affect our ability to secure mining rights

          In South Africa, we are required to comply with local procurement, employment equity, ownership and other regulations which are designed to redress historical social and economic inequalities and ensure socioeconomic stability. We embrace and will participate in initiatives intended to redress historical social and economic inequalities. We consider these initiatives to be a strategic imperative and we recognize the risk of not pursuing them vigorously or of them not succeeding.

          In October 2002, the government and representatives of South African mining companies and mineworkers’ unions reached broad agreement on the Mining Charter, designed to facilitate the participation of HDSAs in the country’s mining industry. Non-compliance with the provisions of the Mining Charter could lead to loss of mining and related rights.

          The Mining Charter’s stated objectives include the:

  expansion of opportunities for persons disadvantaged by unfair discrimination under the previous political dispensation;

  expansion of the skills base of such persons;

  promotion of employment and advancement of the social and economic welfare of mining communities; and

  promotion of beneficiation within South Africa.

          The Mining Charter requires mining companies to ensure that HDSAs hold at least 15% ownership of mining assets or equity in South Africa within five years and 26% ownership within 10 years from the effective date of the MPRDA. The Mining Charter further specifies that the mining industry is required to assist HDSAs in securing financing to fund their equity participation up to an amount of ZAR100 billion within the first five years after the implementation of the MPRDA. Beyond this ZAR100 billion commitment, the Mining Charter requires that participation of HDSAs should be increased towards the 26% target on a willing buyer – willing seller basis.

          We are presently in compliance with BEE requirements, but we cannot be certain that we will continue to be in compliance with the BEE requirements, which theoretically can be changed by legislative acts of the South African government at any time. Other future events or circumstances could arguably result in our non-compliance if, for example, our BEE partner disposes of a sufficient number of the approximately 19.94 million of our shares purchased by it with borrowed funds, or if our BEE partner is diluted out of or otherwise loses its interest in such shares. South African Courts have not yet tested the basic legal precept of “once BEE compliant, always BEE compliant”.

– 65 –	Annual Information Form and Form 40-F

We could incur substantial costs due to the environmental impact of our mining operations

          Our operations are subject to South African environmental legislation and regulations, specifically the MPRDA and the National Environmental Management Act, 1998 (“NEMA”). Of these, the provisions of NEMA are particularly far-reaching, especially section.28 thereof, which states that every person who causes, has caused or may cause significant pollution or degradation of the environment must take reasonable steps to prevent such pollution or degradation from occurring, continuing or recurring, or in so far as such harm to the environment is authorised by law or cannot reasonably be avoided or stopped, to minimise and rectify such pollution or degradation of the environment. Some have speculated that Section 28 of NEMA may have introduced the principle of strict liability with respect to the causation of environmental impacts. The reach of the relevant provisions of NEMA, however, are still to be interpreted by the South African courts.

          Under the MPRDA, companies that undertake mining activities must make financial provision for rehabilitation liabilities to the satisfaction of the DME, and directors of companies may be held jointly and severally liable for any unacceptable negative impact on the environment, including damages caused by the company which they represent.

          Under the National Water Act, 1998, the owner of land and controllers or occupiers of land on which any activity or process is or was performed or undertaken or on which any situation exists that causes, has caused or is likely to cause the pollution of a water resource, must take all reasonable measures to prevent such pollution from occurring, continuing or recurring.

          The Department of Environmental Affairs and Tourism and the Department of Water Affairs and Forestry may issue administrative directives to enforce the provisions of NEMA and the National Water Act to take specific anti-pollution measures, continue with those measures and/or to complete those measures.

Operations in South Africa are subject to risks including higher HIV/AIDS rates than those prevailing in North American and European jurisdictions

          We are subject to the risks normally associated with the conduct of business in foreign countries. The occurrence of one or more of these risks could have a material and adverse effect on the viability of our affected foreign operations which in turn could have a material and adverse affect on our future cash flows, earnings, results of operations and financial condition.

          Risks may include, among others, labour disputes, delays or invalidation of governmental orders and permits, corruption, uncertain political and economic environments, civil disturbances and terrorist actions, arbitrary changes in laws or policies, foreign taxation and exchange controls, opposition to mining from environmental or other non-governmental organizations or changes in the political attitude towards mining, limitations of foreign ownership, limitations on the repatriation of earnings, infrastructure limitations and increased financing costs. HIV/AIDS is also prevalent in South Africa. Some of our employees may have or could contract this potentially deadly virus. The prevalence of HIV/AIDS could cause lost employee man-hours and may make finding skilled labour more difficult. These risks may limit or disrupt our exploration activities or development of future mining operations, restrict the movement of funds, or result in expropriation without fair compensation.

– 66 –	Annual Information Form and Form 40-F

The impact of the South African Royalty Act

          The Royalty Act, which provides that a royalty will be payable to the South African government for gold production at a percentage of revenues from the gross sale of refined gold which came into operation on March 1, 2010. Although management has estimated the royalty payable on the Burnstone Property to be 4% of gross sales of refined gold, there is no certainty that it would not be higher.

Actual infrastructure costs may increase from those reported in the 2009 Burnstone Report

          Although costs, including design, procurement, construction and on-going operating costs and metal recoveries, have been established at a level of detail required for a feasibility study, actual costs could be materially different from those contained in the 2009 Burnstone Report. There can be no assurance that these infrastructure facilities can be developed on a timely and cost-effective basis. Energy risks include the potential for significant increases in the cost of fuel and electricity.

Risks Relating to Financial Matters

The Company may be unable to repay its Notes

          The Company undertook a note financing in December 2008 pursuant to which it may be requested by the holders to repay 120% of the principal amount of the notes on November 12, 2010. The notes are secured against the Company’s Nevada assets, including the Hollister Property. Should the Company be unable to repay the notes when due, the Company could face legal action by the note holders, or the note holders could realize on the secured Nevada assets, resulting in a seizure of the some of the assets on the Hollister Property.

The Company may not be able to satisfy payments of interest and principal on the Debentures

          There is no guarantee that the Company will have sufficient cash available to make interest and principal payments on the Debentures on a timely basis or at all. The likelihood that purchasers will receive the payments owing to them in connection with the Debentures will be dependent upon the financial health, and creditworthiness of the Company and the ability of the Company to earn revenues. The Debentures may be subordinate to other indebtedness of the Company. This subordination may significantly reduce the possibilities for purchasers of obtaining payment of the amounts owed under the Debentures.

Risks Related to Common Shares

Further equity financing may substantially dilute the interests of our shareholders

          We may require additional funds to fund our exploration and development programs and potential acquisitions. If we raise additional funding by issuing additional equity securities, such financing may substantially dilute the interests of our shareholders.

Our common shares may experience price and volume volatility and the market price for our common shares may drop

          In recent years, the securities markets have experienced a high level of price and volume volatility, and the market price of securities of many companies has experienced wide fluctuations, which have not necessarily been related to the operating performance, underlying asset values or prospects of such companies. There can be no assurance that such fluctuations will not affect the price of our securities, and the price may decline below their acquisition cost.

– 67 –	Annual Information Form and Form 40-F

          Securities of mining companies have experienced substantial volatility in the past, often based on factors unrelated to the financial performance or prospects of the companies involved. These factors include macroeconomic developments in the countries where we carry on business and globally, and market perceptions of the attractiveness of particular industries. The price of securities of the Company is also likely to be significantly affected by short-term changes in commodity prices, other precious metal prices or other mineral prices, currency exchange fluctuation and the political environment in the countries in which we do business and globally.

          In the past, following periods of volatility in the market price of a company’s securities, shareholders have often instituted class action securities litigation against those companies. Such litigation, if instituted, could result in substantial costs and diversion of management attention and resources, which could significantly harm our profitability and reputation.

We have a history of losses

          We and our predecessor companies have an 18-year history of losses, and there can be no assurance that we will ever be profitable. We anticipate that we will retain future earnings and other cash resources for the future operation and development of our business. We have not paid dividends since incorporation, and we do not anticipate paying dividends in the foreseeable future. Payment of any future dividends is at the discretion of our board of directors after taking into account many factors including our operating results, financial condition and anticipated cash needs. As stated above, we have generated revenue in 2009 by way of processing ore that was recovered during development and trial mining. The total gross revenue for 2009 was $43.6 million.

A number of existing agreements provide for additional issuances of shares that would result in dilution to shareholders

          We may issue additional common shares or securities convertible into common shares in the future pursuant to a number of existing agreements, including further issuances of up to 50.9 million Common Shares to Rusaf Gold Ltd. that are contingent on exploration success on Rusaf properties over the next two years and further issuances due to anti-dilution provisions in existing agreements.

Sales of substantial amounts of our securities may have an adverse effect on the market price of our securities

          Sales of substantial amounts of our securities, or the availability of such securities for sale, could adversely affect the prevailing market prices for our securities. A decline in the market prices of our securities could impair our ability to raise additional capital through the sale of securities should we desire to do so.

We follow corporate governance requirements of Canadian corporate and securities laws

          Non-Canadian residents holding our common shares should be aware that we follow the corporate governance requirements of applicable Canadian corporate and securities laws which may differ from corporate governance requirements under laws applicable in their place of residence. Accordingly, we do not comply with NYSE Amex corporate governance requirements under an exemption in the NYSE Alternext rules that permits us to follow Canadian governance requirements except for the US requirements relating to the independence of the Audit Committee.

– 68 –	Annual Information Form and Form 40-F

We believe that we are a PFIC for U.S. federal income tax purposes

          We believe that we are a passive foreign investment company (a “PFIC”), for U.S. federal income tax purposes. This could result in material adverse U.S. federal income tax consequences for you if you are a U.S. holder of Common Shares or Warrants, including having gains realized on the sale of the Common Shares and Warrants treated as ordinary income rather than as capital gains, and having potentially punitive interest charges apply to those gains as well as certain other distributions by us. Further, certain non-corporate U.S. holders will not be eligible for the preferential tax rates on dividends paid by us. We urge you to consult your tax advisor with respect to the U.S. federal, state, local and non-U.S. tax consequences of the acquisition, ownership, and disposition of common shares and the exercise, disposition, and lapse of warrants, as may apply to your particular circumstances.

Risks relating to Global Economy

          Recent market events and conditions, including disruptions in the international credit markets and other financial systems and the deterioration of global economic conditions, could impede the Company’s access to capital or increase its cost of capital. The U.S. credit markets have experienced serious disruption due to a deterioration in residential property values, defaults and delinquencies in the residential mortgage market and a decline in the value and credit quality of mortgage-backed securities. Other adverse events include delinquencies in non-mortgage consumer credit and a general decline in consumer confidence. These conditions worsened in 2008 and are continuing in 2009, contributing to reduced confidence in credit and financial markets around the world and the collapse of, and governmental intervention in, major financial institutions. Asset price volatility and solvency concerns have increased, and there has been less liquidity, a widening of credit spreads, a lack of price transparency, increased credit losses and tighter credit conditions. Notwithstanding various government actions, concerns about the general condition of the capital markets, financial instruments and financial institutions persist, and stock markets have declined substantially.

          These market disruptions have had a significant material adverse impact on companies in many sectors of the economy and have limited their access to capital and credit. These disruptions could, among other things, make it more difficult for the Company to obtain, or increase the Company’s cost of obtaining, financing for its operations. Failure to raise capital when needed or on reasonable terms may have a material adverse effect on the Company’s business, financial condition and results of operations.

          Additionally, these factors, as well as other related factors, may cause decreases in asset values that are deemed to be other than temporary, which may result in impairment losses. If these factors continue, the Company’s operations could be adversely impacted and the trading price of the Common Shares may be adversely affected.

          The Company is also exposed to liquidity risks in meeting its operating and capital expenditure requirements in instances where cash positions are unable to be maintained or appropriate financing is unavailable. These factors may impact the ability of the Company to obtain loans and other credit facilities in the future and on favourable terms. If these increased levels of volatility and market turmoil continue, the Company’s operations could be adversely impacted and the trading price of the Common Shares could be adversely affected.

– 69 –	Annual Information Form and Form 40-F

Risks Relating to our Business and Operations

We cannot provide any assurances that we will be issued the necessary exploration and mining permits and licenses, or if issued that they will be renewed or that we can comply with the conditions imposed

          Mineral resources are often owned by their respective governments, and in such cases mineral exploration and mining activities may only be conducted by entities that have obtained or renewed exploration or mining permits and licenses in accordance with the relevant mining laws and regulations. No guarantee can be given that the necessary exploration and mining permits and licenses will be issued to us or, if they are issued, that they will be renewed, or that we will be in a position to comply with all conditions that are imposed.

          Nearly all mining projects require government approval. There can be no certainty that these approvals will be granted to us in a timely manner, or at all.

Exploration and development projects are uncertain and consequently it is possible that actual cash operating costs and economic return will differ significantly from those estimated for a project prior to production

          Mineral resource exploration and development is a highly speculative business, characterized by a number of significant risks including, among other things, unprofitable efforts resulting not only from the failure to discover mineral deposits but also from finding mineral deposits that, though present, are insufficient in quantity and quality to return a profit from production.

          Development projects are subject to the completion of successful feasibility studies and environmental assessments, issuance of necessary governmental permits and receipt of adequate financing. They typically require a number of years and significant expenditures during the development phase before production is possible. The economic feasibility of development projects is based on many factors such as:

  estimation of reserves;

  anticipated metallurgical recoveries;

  environmental considerations and permitting;

  future gold prices; and

  anticipated capital and operating costs.

          Our projects have no operating history upon which to base estimates of future cash operating costs.

          Estimates of mineral resources and reserves and cash operating costs are, to a large extent, based upon the interpretation of geologic data obtained from drill holes and other sampling techniques, and feasibility studies which derive estimates of cash operating costs based upon anticipated tonnage and grades of ore to be mined and processed, the configuration of the ore body, expected recovery rates of metals from the ore, estimated operating costs, anticipated climatic conditions and other factors. As a result, it is possible that actual cash operating costs and economic returns will differ significantly from those currently estimated for a project prior to production.

– 70 –	Annual Information Form and Form 40-F

          Any of the following events, among others, could affect the profitability or economic feasibility of a project:

  unanticipated changes in grade and tonnage of ore to be mined and processed;

  unanticipated adverse geotechnical conditions;

  incorrect data on which engineering assumptions are made;

  costs of constructing and operating a mine in a specific environment;

  availability and costs of processing and refining facilities;

  availability of economic sources of power;

  adequacy of water supply;

  adequate access to the site, including competing land uses (such as agriculture);

  unanticipated transportation costs;

  government regulations (including regulations regarding prices, royalties, duties, taxes, permitting, restrictions on production, quotas on exportation of minerals, as well as the costs of protection of the environment and agricultural lands);

  title claims, including aboriginal land claims;

  fluctuations in prices of precious metals; and

  accidents, labour actions and force majeure events.

          It is not unusual in new mining operations to experience unexpected problems during the start-up phase, and delays often can occur in the commencement of production.

We cannot provide assurance that we have been or will be at all time in complete compliance with environmental, health and safety laws or that the cost of complying with current and future environmental, health and safety laws will not materially adversely affect our future cash flow, results of operations and financial condition

          Our activities are subject to extensive federal, state and local laws and regulations governing environmental protection and employee health and safety. We must obtain governmental permits and provide associated financial assurance to carry on certain activities. We are also subject to various reclamation-related conditions imposed under federal or state air, water quality and mine reclamation rules and permits.

          Failure to comply with applicable environmental, health and safety laws can result in injunctions, damages, suspension or revocation of permits and imposition of penalties. There can be no assurance that we have been or will be at all time in complete compliance with such laws or permits or that the costs of complying with current and future environmental, health and safety laws and permits will not materially adversely affect our future cash flow, results of operations and financial condition.

– 71 –	Annual Information Form and Form 40-F

We compete with other companies with greater financial resources

          We operate in a competitive industry and compete with other more well established companies which have greater financial resources than we do. We face strong competition from other mining companies in connection with exploration and the acquisition of properties producing, or capable of producing, base and precious metals. Many of these companies have greater financial resources, operational experience and technical capabilities than us. As a result of this competition, we may be unable to maintain or acquire attractive mining properties on terms we consider acceptable or at all. Consequently, our revenues, operations and financial condition could be materially adversely affected.

We are subject to litigation risks

          All industries, including the mining industry, are subject to legal claims, with and without merit. We have in the past and may from time to time be involved in various routine legal proceedings although no such proceedings are currently ongoing. Further, defence and settlement costs can be substantial, even with respect to claims that have no merit. Due to the inherent uncertainty of the litigation process, there can be no assurance that the resolution of any particular legal matter will not have material adverse effects on the Company’s future cash flow, results of operations or financial condition.

          In recent years, communities and non-governmental organizations (“NGOs”) have become more vocal and active with respect to mining activities at or near their communities. These parties may take actions such as road blockades, applications for injunctions seeking work stoppage and lawsuits for damages. These actions can relate not only to current activities but also in respect of decades old mining activities by prior owners of subject mining properties.

          Great Basin Resource Watch (“GBRW”), a non-profit non-governmental organization, has filed an appeal with the Nevada State Environmental Commission (“NSEC”) challenging the Nevada Department of Environmental Protection’s (“NDEP”) issuance of a water pollution control permit relating to the Hollister Property. An informational meeting took place with GBRW and NDEP on February 24, 2009, and as of the date of this AIF the GBRW has not indicated whether it has decided to continue or discontinue the appeal. A hearing with the NSEC will be scheduled should GBRW choose to continue with the appeal. There can be no assurance that the challenge by the GBRW or other NGOs to this permit or other permits relating to our projects will not result in cancellation of such permits, and any such cancellation could have a material adverse impact on our future cash flow, results of operations and financial condition.

We are subject to fluctuations in currency exchange rates which could adversely affect our financial position and the results of our operations

          We conduct business in currencies other than Canadian dollars. We maintain most of our working capital in Canadian dollars or Canadian dollar-denominated securities and convert our Canadian funds to foreign currencies, predominantly United States dollars and South African Rand as certain payment obligations become due. Accordingly, we are subject to fluctuations in the rates of currency exchange between the Canadian dollar and these foreign currencies, and these fluctuations could materially affect our financial position and results of operations.

          Our future revenues derived from gold sales will be in United States dollars. Of particular significance is the fact that our operations in South Africa, including costs relating to construction, services and materials, are almost entirely paid for in South African Rand. The South African Rand has historically devalued against the United States dollar. Strength in the South African Rand against the United States dollar, however, will negatively impact the potential profitability of our mining operations in South Africa. The South African Rand and United States dollar exchange rate has fluctuated significantly over the last few years.

– 72 –	Annual Information Form and Form 40-F

If we fail to hire and retain our key personnel, it may have an adverse effect on our operations

          We depend on a number of key personnel, the loss of any one of whom could have an adverse effect on our operations.

          Our ability to manage growth effectively will require us to continue to implement and improve our management systems and to recruit and train new employees. We cannot assure that we will be successful in attracting and retaining skilled and experienced personnel.

Difficulties for investors in foreign jurisdictions in bringing actions and enforcing judgments

          The Company is organized under the laws of British Columbia and its principal executive office is located in the RSA. All of the Company’s officers and all but one of its directors, and all of the experts named in this AIF, reside outside of the United States, and all or a substantial portion of their assets, and a portion of the Company’s assets, are located outside of the United States. As a result, it may be difficult for investors in the United States or otherwise outside of Canada to bring an action against directors, officers or experts who are not resident in the United States or in other jurisdictions outside Canada. It may also be difficult for an investor to enforce a judgment obtained in a United States court or a court of another jurisdiction of residence predicated upon the civil liability provisions of federal securities laws or other laws of the United States or any state thereof or the equivalent laws of other jurisdictions outside Canada against those persons or the Company.

The Company may fail to achieve and maintain the adequacy of internal control over financial reporting as per the requirements of the Sarbanes-Oxley Act

          The Company documented and tested during its most recent fiscal year, its internal control procedures in order to satisfy the requirements of Section 404 of the Sarbanes-Oxley Act (“SOX”). SOX requires an annual assessment by management and an independent assessment by the Company’s independent auditors of the effectiveness of the Company’s internal control over financial reporting. The Company may fail to achieve and maintain the adequacy of its internal control over financial reporting as such standards are modified, supplemented, or amended from time to time, and the Company may not be able to ensure that it can conclude on an ongoing basis that it has effective internal controls over financial reporting in accordance with Section 404 of SOX. The Company’s failure to satisfy the requirements of Section 404 of SOX on an ongoing, timely basis could result in the loss of investor confidence in the reliability of its financial statements, which in turn could harm the Company’s business and negatively impact the trading price of its common shares or market value of its other securities. In addition, any failure to implement required new or improved controls, or difficulties encountered in their implementation, could harm the Company’s operating results or cause it to fail to meet its reporting obligations. There can be no assurance that the Company will be able to remediate material weaknesses, if any, identified in future periods, or maintain all of the controls necessary for continued compliance, and there can be no assurance that the Company will be able to retain sufficient skilled finance and accounting personnel, especially in light of the increased demand for such personnel among publicly traded companies. Future acquisitions of companies may provide the Company with challenges in implementing the required processes, procedures and controls in its acquired operations. Acquired companies may not have disclosure controls and procedures or internal control over financial reporting that are as thorough or effective as those required by securities laws currently applicable to the Company.

          No evaluation can provide complete assurance that the Company’s internal control over financial reporting will detect or uncover all failures of persons within the Company to disclose material information otherwise required to be reported. The effectiveness of the Company’s controls and procedures could also be limited by simple errors or faulty judgments. In addition, as the Company continues to expand, the challenges involved in implementing appropriate internal controls over financial reporting will increase and will require that the Company continue to improve its internal controls over financial reporting.

– 73 –	Annual Information Form and Form 40-F

Although the Company intends to devote substantial time and incur costs, as necessary, to ensure ongoing compliance, the Company cannot be certain that it will be successful in complying with Section 404.

          If any of the foregoing events, or other risk factor events not described herein occur, our business, financial condition or results of operations could suffer. In that event, the market price of our securities could decline and investors could lose all or part of their investment.

ITEM 6.        DIVIDENDS

          The Company has not paid any dividends on any of its shares since incorporation and does not presently have any intention of paying dividends.

ITEM 7.        DESCRIPTION OF CAPITAL STRUCTURE

          Great Basin’s share capital consists of common shares without par value, of which an unlimited number of shares are authorized and 334,158,017 common shares without par value were issued and outstanding as fully paid and non-assessable as of December 31, 2009 as well as 86,178,552 share purchase warrants outstanding and 16,934,764 share options outstanding at that date.

          In December 2008, the Company entered into an equity line agreement (the “Investec Agreement”) with an affiliate of Investec Ltd (“Investec”). The Investec Agreement provided that the Company could sell to Investec over the term of the Investec Agreement up to $4 million of common shares in tranches at a price which was to be calculated as 95% of prevailing market with a floor price of $1.12 per common share. The Investec Agreement has terminated on February 7, 2009 and the Company issued an aggregate of 2,846,800 common shares to Investec at an average price of $1.38.

          On December 12, 2008, the Company closed a senior secured note financing, issuing a total of 51,500 units and raising gross proceeds of US$51,500,000. Each unit consisted of a senior secured note (a “Note”) in the principal amount of US$1,000 and 350 common share purchase warrants (the “Note Financing Warrants”). Each Note Financing Warrant entitled the holder to purchase one common share in the capital of the Company at a price of $1.80 per share on or before December 12, 2011.

          An anti-dilution protection contained in the warrant certificates was triggered by the public offering (refer below), which adjusted the exercise price of the warrants to $1.25 and the number of common shares which may be acquired increased to 26,994,240 common shares (including agent’s warrants). These warrants remain subject to anti-dilution rights, including certain anti-dilution rights triggered by the issuance of common shares at a price less than the exercise price, but have a minimum exercise price of $1.11 per common share.

          Great Basin Gold’s projected capital expenditures to complete the Burnstone Project and the uncertainty in global debt markets in early 2009, required the Company to raise additional capital in the equity markets. In March 2009, $149.5 million (gross) was raised through a public offering with the proceeds to partially fund the completion of the Burnstone Project development. Raising the equity portion was a prerequisite for the facility (“the facility”) that was being negotiated with Investec Bank Ltd to fund the remainder of the project. At the end of September 2009, the facility agreement was not yet closed. Due to the extended time it had taken to finalize the facility as well as the costs and constraints, including high up-front equity contributions and complex associated hedging structures, the Company had no alternative but to evaluate alternative funding options to delivery of the Burnstone Project by June 30, 2010, which remains a key strategic objective. On October 29, 2009, the Company announced that it entered into an agreement with a syndicate of lenders to raise $126.5 million (gross) from the sale of unsecured convertible debentures on a “bought deal” basis. The transaction was successfully closed in November 2009, thereby completing the funding requirements to complete the project. Following the raising of $126.5 million from the sale of unsecured convertible debentures on a “bought deal” basis, the Company concluded an early settlement of the A Project Loan Facility Agreement with Investec Bank Ltd with a portion of the proceeds.

– 74 –	Annual Information Form and Form 40-F

          As of March 18, 2010, the Company’s share capital structure consisted of the following:

Table 29: Share Capital Structure

Equity type	Expiry date	Exercise price	Number granted	Total
Common shares				337,918,067
Share purchase options	April 18, 2010 November 9, 2010 December 31, 2010 February 4, 2011 February 18, 2011 March 18, 2011 April 30, 2011 May 21, 2011 August 18, 2011 October 30, 2011 December 11, 2011 February 11, 2012 April 18, 2012 July 15, 2012 October 9, 2012 February 10, 2013 April 10, 2013 December 11, 2013 January 14, 2014 February 11, 2014 April 12, 2014 July 15, 2014	$2.68 $3.12 $1.14 $3.00 $2.95 $3.57 $2.45 $3.47 $2.78 $1.50 $1.25 $1.75 $2.68 $1.49 $1.65 $1.78 $3.60 $1.25 $1.35 $1.75 $1.49 $1.49	16,667 130,000 400,000 176,668 50,000 90,000 450,000 150,000 420,000 677,000 3,953,919 3,666,066 90,000 700,167 340,000 950,000 110,000 254,800 825,000 690,000 2,380,000 100,000	16,620,287
Warrants	September 30, 2010 October 15, 2010 December 12, 2011	ZAR20.78 $1.60 $1.25	1,684,312 57,500,000 26,994,240	86,178,552
Convertible debentures	November 30, 2014	$2.15	58,837,209	58,837,209
Fully diluted shares				499,554,115

          There have been no changes in the classification of common shares (reclassifications, consolidations, reverse splits or the like) within the previous five years. All common shares of Great Basin Gold rank pari passu (i.e. equally) for the payment of any dividends and distributions in the event of a windup. Great Basin’s securities have not received any ratings from any rating organization.

– 75 –	Annual Information Form and Form 40-F

ITEM 8. MARKET FOR SECURITIES

     The following table shows the progression in high and low trading prices of the common shares of Great Basin Gold on the TSX, JSE and NYSE Amex for the periods listed. TSX and NYSE Amex are our primary markets although we listed our common shares on the JSE in 2006 by way of a secondary listing.

Table 30: Trading Prices

	TSX:GBG			JSE: GBG			NYSE: GBG
	High	Low	Avg Volume per trading day	High	Low	Avg Volume per trading day	High	Low	Avg Volume per trading day
	Canadian Dollars			South African Rand			United States Dollars
Last fourteen months
February 2010	$1.90	$1.63	1 638 078	R13.40	R12.20	14 072	$1.79	$1.55	147 368
January 2010	$2.09	$1.73	1 781 771	R14.80	R12.70	17 989	$2.02	$1.62	138 042
December 2009	$1.90	$1.62	2 839 766	R13.25	R11.45	23 712	$1.81	$1.53	314 114
November 2009	$1.80	$1.53	3 429 805	R12.99	R11.00	41 274	$1.71	$1.41	207 010
October 2009	$1.84	$1.49	2 187 345	R12.60	R10.60	25 452	$1.76	$1.36	190 723
September 2009	$1.80	$1.45	1 967 459	R12.50	R10.00	35 303	$1.69	$1.33	317 095
August 2009	$1.60	$1.36	1 615 123	R11.70	R9.76	12 568	$1.54	$1.23	90 152
July 2009	$1.70	$1.43	1 202 358	R12.50	R10.25	9 370	$1.55	$1.23	66 155
June 2009	$1.97	$1.53	3 636 381	R14.00	R10.70	44 742	$1.77	$1.33	134 032
May 2009	$1.84	$1.44	3 131 110	R13.50	R10.60	17 222	$1.66	$1.24	132 850
April 2009	$1.70	$1.37	924 908	R12.73	R10.45	14 185	$1.36	$1.11	99 657
March 2009	$1.75	$1.11	1 013 548	R18.73	R9.70	44 435	$1.55	$0.87	229 391
February 2009	$2.38	$1.53	968 024	R18.90	R11.82	19 700	$1.90	$1.23	157 236
January 2009	$1.72	$1.23	450 138	R14.00	R10.00	41 001	$1.40	$0.97	130 290
By fiscal quarter
Quarter ended December 31, 2009	$1.90	$1.49	2 818 972	$13.25	$10.60	30 073	$1.81	$1.36	238 228
Quarter ended September 30, 2009	$1.80	$1.36	1 588 428	$12.50	$9.76	18 879	$1.69	$1.23	156 369
Quarter ended June 30, 2009	$1.97	$1.37	2 572 153	$14.00	$10.45	26 091	$1.77	$1.11	122 198
Quarter ended March 31, 2009	$2.38	$1.11	808 765	$18.90	$9.70	35 438	$1.90	$0.87	174 452
Quarter ended December 31, 2008	$2.18	$0.91	841 211	R17.00	R8.10	164 614	$2.07	$0.73	822 047
Quarter ended September 30, 2008	$3.73	$1.48	585 498	R28.49	R12.00	116 799	$3.72	$1.37	650 915
Quarter ended June 30, 2008	$3.75	$2.90	515 420	R28.50	R22.25	99 300	$3.73	$2.84	434 353
Quarter ended March 31, 2008	$3.83	$2.69	805 182	R30.50	R13.27	63 916	$3.85	$2.70	695 191
Quarter ended December 31, 2007	$3.45	$2.53	595 951	R24.00	R18.00	153 665	$3.62	$2.25	572 191
Quarter ended September 30, 2007	$3.24	$2.01	609 610	R21.75	R14.08	94 919	$3.13	$1.89	489 589
Quarter ended June 30, 2007	$2.88	$2.28	813 226	R19.00	R14.00	103 179	$2.70	$1.96	378 440
Quarter ended March 31, 2007	$2.64	$1.88	142 760	R16.00	R10.90	64 011	$2.27	$1.60	299 895

– 76 –	Annual Information Form and Form 40-F

	TSX:GBG			JSE: GBG			NYSE: GBG
	High	Low	Avg Volume per trading day	High	Low	Avg Volume per trading day	High	Low	Avg Volume per trading day
	Canadian Dollars			South African Rand			United States Dollars
Quarter ended December 31, 2006	$2.28	$1.46	119 985	R15.40	R11.82	45 774	$2.03	$1.30	258 389
Quarter ended September 30, 2006	$2.07	$1.45	102 487	n/a	n/a	n/a	$1.84	$1.27	188 173
Quarter ended June 30, 2006	$2.70	$1.69	213 720	n/a	n/a	n/a	$2.44	$1.51	347 630
Quarter ended March 31, 2006	$2.60	$1.77	156 451	n/a	n/a	n/a	$2.21	$1.54	303 074
Quarter ended December 31, 2005	$1.80	$1.01	119 740	n/a	n/a	n/a	$1.56	$0.86	223 084
Quarter ended September 30, 2005	$1.28	$0.99	51 111	n/a	n/a	n/a	$1.03	$0.83	131 364
Quarter ended June 30, 2005	$1.38	$1.01	35 426	n/a	n/a	n/a	$1.13	$0.79	122 127
Quarter ended March 31, 2005	$1.55	$1.33	72 520	n/a	n/a	n/a	$1.30	$1.11	174 252

By fiscal year
Year ended December 31, 2009	$2.38	$1.11	1 951 615	R18.90	R9.70	27 619	$1.90	$0.87	172 993
Year ended December 31, 2008	$3.83	$0.91	685 678	R30.50	R8.10	111 298	$3.85	$0.73	649 592
Year ended December 31, 2007	$3.45	$1.88	538 534	R24.00	R10.90	103 950	$3.62	$1.60	436 652
Year ended December 31, 2006	$2.70	$1.45	148 488	R15.40	R11.82	45 774	$2.44	$1.27	274 202
Year ended December 31, 2005	$1.80	$0.99	69 151	n/a	n/a	n/a	$1.56	$0.79	162 330
Year ended December 31, 2004	$3.70	$1.41	85 947	n/a	n/a	n/a	$2.90	$1.09	262 252
Year ended December 31, 2003	$3.90	$1.13	160 834	n/a	n/a	n/a	$3.00	$0.83	254 493
Year ended December 31, 2002	$2.30	$0.82	45 144	n/a	n/a	n/a	$1.52	$0.52	81 664

Bloomberg

ITEM 9.        ESCROWED SECURITIES AND SECURITIES SUBJECT TO CONTRACTUAL RESTRICTIONS ON TRANSFER

          There are no shares of Great Basin Gold held in escrow, or subject to contractual restrictions on transfer.

ITEM 10.      DIRECTORS AND OFFICERS

          The names and municipalities of residence of the directors and officers of the Company, their principal occupations during the past five years, and the period of time they have served as directors or officers of Great Basin Gold are as follows. Except where indicated, each director and senior officer of Great Basin Gold has held the same or similar principal occupation with the organization indicated or a predecessor thereof for the last five years.

– 77 –	Annual Information Form and Form 40-F

A. Directors

Table 31: Directors

Name, position in the Company and province or state, and country of residence	Period(s) a director of the Company
Patrick R. Cooke Director Johannesburg, South Africa	Since April 2006
T. Barry Coughlan Director Vancouver, British Columbia, Canada	Since February 1998
Ferdinand Dippenaar President, Chief Executive Officer and Director Bryanston, Gauteng, South Africa	Since December 2005
David M.S. Elliott Director Vancouver, British Columbia, Canada	Since July 2004
H. Wayne Kirk Director Orcas, Washington, USA	Since July 2004
Joshua Ngoma Director Sandton, Gauteng, South Africa	Since July 2009
Walter T. Segsworth Director North Vancouver, British Columbia, Canada	Since January 2003
Ronald W. Thiessen Chairman of the Board and Director West Vancouver, British Columbia, Canada	Since October 1993

          At the annual general meeting held on June 22, 2009, directors listed above ( except Mr Nkosi who retired) were re-elected to a one-year term of office expiring at the next annual general meeting of Great Basin, which is expected to be held on June 22, 2010. Mr. Joshua C. Ngoma was subsequently appointed to the Board of Directors on July 15, 2009. Based on insider reports filed on www.sedi.ca, as at March 16, 2010, the above directors and officers beneficially owned, directly or indirectly, or exercised control or direction over common shares of the Company (0.36%), or common shares on a fully diluted basis (0.24%) .

          The following committees have been established by the members of Great Basin’s Board of Directors:

– 78 –	Annual Information Form and Form 40-F

Table 32: Board Committees

Membership
Audit Committee	Patrick Cooke, Chair David Elliott Wayne Kirk
Compensation Committee	Barry Coughlan, Chair Patrick Cooke Joshua Ngoma
Nominating and Corporate Governance Committee	Wayne Kirk, Chair Barry Coughlan Joshua Ngoma
Environmental, Health and Safety Committee	Walter Segsworth
Investment Committee	Ferdi Dippenaar, Chair Patrick Cooke Walter Segsworth Ronald Thiessen
Executive Committee	Ronald Thiessen, Chair Patrick Cooke Barry Coughlan Ferdi Dippenaar

          The mandate of each of these committees is more particularly described in Great Basin’s management information circular filed on www.sedar.com on May 29, 2009 and on the Company’s website at www.greatbasingold.com.

          The following biographies have been provided by the individual directors.

Principal Occupation and Other Companies Served by Current Directors of Great Basin

PATRICK COOKE, B.Comm. (Wits), CA (SA) – Director

          Patrick Cooke is a native of South Africa and received his Chartered Accountant designation in South Africa in 1981. As a Chartered Accountant he worked as a management consultant with one of the large accounting companies as well as working for a merchant bank. Mr. Cooke has been responsible for listing two companies on the main board of the Johannesburg Stock Exchange and was the Financial Director of a third JSE listed company. His industry experience is wide, having been involved in information technology, fast moving consumer goods, financial services and professional services companies.

Mr. Cooke has been involved with the Pangea Group initially as a consultant on the Burnstone Property and the vending of that project to the Company and thereafter joined the Pangea Group as Financial Director.

– 79 –	Annual Information Form and Form 40-F

Since leaving the employment of Pangea DiamondFields PLC in December 2008, Mr. Cooke has been self employed.

          Mr. Cooke is, or was within the past five years, a director of the following reporting issuers in Canada or a foreign jurisdiction:

Company	Positions Held	From	To
Pangea Diamond Fields PLC (1)	Director	August 2006	December 2008
Great Basin Gold Ltd.	Director	April 2006	Present

Note:
(1)	London Stock Exchange.

BARRY COUGHLAN, B.A. – Director

          Barry Coughlan is a self-employed businessman and financier who over the past 23 years has been involved in the financing of publicly traded companies. His principal occupation is President and Director of TBC Investments Ltd., a private investment company.

          Mr. Coughlan is, or was within the past five years, a director of the following reporting issuers in Canada or a foreign jurisdiction:

Company	Positions Held	From	To
Continental Minerals Corp	Director	May 2006	Present
Farallon Resources Ltd.	Director	March 1998	Present
Great Basin Gold Ltd.	Director	February 1998	Present
Icon Industries Ltd.	President, CEO and Director	September 1991	Present
Quartz Mountain Resources Ltd.	Director	January 2005	Present
Taseko Mines Ltd	Director	February 2001	Present
Tri-Gold Resources Corp. (formerly Tri-Alpha Investments Ltd.)	President and Director	June 1986	Present

FERDINAND DIPPENAAR, B.Comm, B.Proc, MBA – President and CEO and Director

          Ferdi Dippenaar is a resident of the RSA and is a well known member of the gold mining industry in South Africa. He holds a Bachelors of Commerce and Procuration Degrees, and an MBA from North West University in South Africa.

          Mr. Dippenaar started his career at the Buffelsfontein gold mine in 1982 and was employed in various financial and administrative capacities at the Gengold mines. In 1996, he became managing director of Grootvlei and of East Rand Proprietary Mines. Following Harmony Gold’s acquisition of Grootvlei and Cons Modder, he was appointed Marketing Director of Harmony in 1997, overseeing Harmony’s service delivery departments, corporate affairs and the company’s investor relations. Most recently he was the Executive Director of Marketing for Harmony.

– 80 –	Annual Information Form and Form 40-F

          Mr. Dippenaar was appointed Director, President and CEO of Great Basin Gold Ltd. in December 2005.

          Mr. Dippenaar is, or was within the past five years, a director of the following reporting issuers in Canada or a foreign jurisdiction:

Company	Positions Held	From	To
Village Main Reef Gold Mining Company (1934) Ltd(1)	Director	July 2008	Present
Kryso Resources Inc(2)	Director	April 2007	Present
Great Basin Gold Ltd.	Director, President and Chief Executive Officer	December 2005	Present
Harmony Gold Mining Co. Ltd. (2)	Executive Director	1997	November 2005

Notes:
(1)	Johannesburg Securities Exchange Ltd
(2)	London Stock Exchange. (AIM)

DAVID M.S. ELLIOTT, B.Comm, ICD.D, F O – Director

          David Elliott graduated from the University of British Columbia with a Bachelor of Commerce degree and then acquired a Chartered Accountant designation with KPMG LLP. In 2006, he became a certified director with the Institute of Corporate Directors. Mr. Elliott joined BC Sugar Company in 1976, working in a number of senior positions before becoming President and Chief Operating Officer of the operating subsidiary, Rogers Sugar. In 1997, he joined Lantic Sugar in Toronto as Executive Vice President. He also served as Chairman of the Canadian Sugar Institute. He became President and Chief Operating Officer of the International Group based in St Louis, Missouri in 1999, a company involved with food distribution as well as manufacturing and distribution of pet and animal feed. For several years, he worked with companies developing e-mail and data management services.

          Mr. Elliott is, or was within the past five years, a director of the following reporting issuers in Canada or a foreign jurisdiction:

Company	Positions Held	From	To
Anooraq Resources Corp.	Director	April 2005	Present
Great Basin Gold Ltd.	Director	July 2004	Present
Northern Dynasty Minerals Ltd.	Director	July 2004	Present
Taseko Mines Ltd.	Director	July 2004	Present

– 81 –	Annual Information Form and Form 40-F

WAYNE KIRK, LLB – Director

          Wayne Kirk is a retired California State Attorney and Professional Consultant. With over 35 years professional experience Mr. Kirk also has over 9 years senior executive experience in the mining industry.

          Mr. Kirk is a citizen of the United States and is a resident of Orcas, Washington. A Harvard University graduate, Mr. Kirk received his law degree in 1968. From 1992 to 2001 Mr. Kirk was the Vice President, General Counsel and Corporate Secretary of Homestake Mining Company. Prior to his retirement in June 2004 he spent two years as Special Counsel for the law firm, Thelen Reid & Priest, in San Francisco.

          Mr. Kirk is, or was within the past five years, a director of the following reporting issuers in Canada or a foreign jurisdiction:

Company	Positions Held	From	To
Gabriel Resources Ltd.	Director	June 2008	Present
Anooraq Resources Corp.	Director	July 2005	Present
Great Basin Gold Ltd.	Director	July 2004	Present
Northern Dynasty Minerals Ltd.	Director	July 2004	Present
Taseko Mines Ltd.	Director	July 2004	Present

JOSHUA NGOMA, B ING – Director

          Mr. Ngoma holds a Bachelor of Engineering degree with honours in mining engineering from Camborne School of Mines in the UK and a Master of Engineering in Project Management from Pretoria University in South Africa and has spent most of his career in the mining industry. He served with Zambia Consolidated Copper Mines Ltd (ZCCM), Cementation Mining, De Beers and Sasol Mining before joining Eyesizwe Coal, where he served from Group Technical Manager to General Manager of the Matla Colliery. He later joined Anglo Platinum as the Group Manager: New Mining Technologies, where he was responsible for the development and implementation of the Group’s new mining technologies. In addition to being CEO, he is currently a director of Tranter Group of companies, as well as Southgold Exploration (Pty) Ltd, a wholly owned subsidiary of Great Basin, and Ferret Mining and Environmental Services, where he is Chairman of the Board.

          Mr. Ngoma is or was within the past five years, a director of the following reporting issuers in Canada or a foreign jurisdiction

Company	Positions Held	From	To
Great Basin Gold Ltd.	Director	July 2009	Present

– 82 –	Annual Information Form and Form 40-F

WALTER SEGSWORTH, P.Eng. – Director

          Walter Segsworth has been an active and respected member of the international mining industry for over 30 years. He has an excellent track record in employee safety, environmental excellence and turn around production situations. During Mr. Segsworth’s tenure as President, Chief Operating Officer and Director at Homestake Mining Company, the Company set a 125 year gold production record and its operating costs reached 25 year lows. Mr. Segsworth is a past Director and Chairman of the Mining Associations of Canada and British Columbia, and was voted British Columbia Mining Industry Person of the Year in 1996. He is a member of the Canadian Institute of Mining, Metallurgy and Petroleum and until recently, was part of the Mining Curriculum Advisory Board of the Michigan Technological University, from which he earned his degree in Mining Engineering.

          Mr. Segsworth is, or was within the past five years, a director of the following reporting issuers in Canada or a foreign jurisdiction:

Company	Positions Held	From	To
Northern Dynasty Minerals Ltd.	Director	September 2004	Present
Great Basin Gold Ltd.	Director	January 2003	Present
Cumberland Resources	Director	May 2002	April 2007
Yukon Zinc Corp.	Director	February 2001	Present
UEX Corporation	Director	March 2002	Present
Plutonic Power Corp	Director	October 2003	Present

RONALD THIESSEN, CA – Chairman of the Board and Director

          Ronald Thiessen is a Chartered Accountant with professional experience in finance, taxation, mergers, acquisitions and re-organizations. Since 1986, Mr. Thiessen has been involved in the acquisition and financing of mining and mineral exploration companies. Mr. Thiessen is employed by Hunter Dickinson Inc., a company providing management and administrative services to several publicly-traded companies and focuses on directing corporate development and financing activities. He is also a director of Hunter Dickinson Inc.

          Mr. Thiessen is, or was within the past five years, a director of the following reporting issuers in Canada or a foreign jurisdiction:

Company	Positions Held	From	To
Amarc Resources Ltd.	Director	September 1995	Present
	President and Chief Executive Officer	September 2000	Present

– 83–	Annual Information Form and Form 40-F

Company	Positions Held	From	To
Anooraq Resources Corporation	Director	April 1996	Present
	President	September 2000	Present
Continental Minerals Corporation	Director	November 1995	Present
	President and Chief Executive Officer	September 2000	January 2006
	Co-Chairman	January 2006	Present
Farallon Resources Ltd.	Director	August 1994	Present
	Co-Chairman	September 2004	April 2006
	Chairman	April 2006	Present
Great Basin Gold Ltd.	Director	October 1993	Present
	President and Chief Executive Officer	September 2000	December 2005
	Co-Chairman	December 2005	November 2006
	Chairman	November 2006	Present
Northern Dynasty Minerals Ltd.	Director	November 1995	Present
	President and Chief Executive Officer	November 2001	Present
Rockwell Ventures Inc.	Director	November 2000	Present
	President and Chief Executive Officer	November 2000	August 2006
	Chairman	September 2006	Present
Taseko Mines Ltd	Director	October 1993	Present
	President and Chief Executive Officer	September 2000	July 2005
	Co-Chairman	July 2005	May 2006
	Chairman	May 2006	Present
Tri-Gold Resources Corp.	Director	July 1992	December 2006

– 84 –	Annual Information Form and Form 40-F

B. Officers

Ferdinand Dippenaar	Chief Executive Officer	December 2005	Present
Lou van Vuuren	Chief Financial Officer	March 2008	Present
Johan Oelofse	Chief Operating Officer	March 2006	Present
Willie Beckmann	Vice President, Business Services	March 2006	Present
Dawie Mostert	Vice President, Human Capital	March 2006	Present

FERDINAND DIPPENAAR, Chief Executive Officer

          See Mr. Dippenaar’s biography under the heading “Directors” above.

LOU VAN VUUREN, Chief Financial Officer

          Mr van Vuuren is a qualified Chartered Accountant and joined the Company from PricewaterhouseCoopers. He brings along a wealth of experience in multi national companies listed on various world markets and the required regulatory requirements posed to such companies. He has been involved in the international gold mining sector for a number of years and gained valuable exposure during his involvement in various capital raising transactions as well as mergers and acquisitions.

JOHAN OELOFSE, Chief Operating Officer

          Mr. Oelofse is a qualified mining engineer with 28 years experience including working on projects in South Africa, Uganda, Mozambique, Argentina, Kentucky in the USA, Kazakhstan, Uzbekistan, Tajikistan, China, Malaysia, Indonesia and the DRC. Mr. Oelofse began his career in the South African Gold Mining environment and gained a working knowledge of all aspects of the industry. Mr. Oelofse has a B Ing degree from Pretoria University in South Africa and an MSc Mining Engineering at Camborne School of Mines. Mr. Oelofse joined Great Basin Gold as Chief Operating Officer in March 2006.

WILLIE BECKMANN, Vice President: Legal and Compliance

          Mr. Beckmann is an accredited attorney, notary and conveyancer. Mr. Beckmann obtained the degrees B Juris LLB (1983) from the North West University. Mr. Beckmann started his career as an officer in the South African Defence Force where he gained extensive experience in administrative law, the drafting of legislation and investigatory review techniques. Mr. Beckmann joined the gold mining industry in 2002 as the group security manager of Harmony Gold Mining Company. Mr. Beckmann since then successfully founded the Legal and Compliance Department overseeing the security, legal and enterprise- wide risk management functions of Harmony. Mr. Beckmann joined Great Basin Gold in March 2006 responsible for the Legal and Compliance functions and business services.

– 85 –	Annual Information Form and Form 40-F

DAWIE MOSTERT, Vice President: Human Capital

          Mr. Mostert has a diploma in Labour Relations (DPLR) (Advanced Labour Law) and a MBA degree from Wits University in South Africa. Mr. Mostert has approximately 17 years experience in the mining industry during which time he has functioned in many positions including Human Resources Manager, Mine Manager, Elandsrand; Executive Training and People Development; Executive Employee Relations; Executive Human Resources and Executive New Mines. Mr. Mostert was appointed to the executive of Harmony Gold Mining Company in April 2002. As a Harmony executive, Mr. Mostert served on the boards of The South African Mathematics Foundation and the Mining Qualifications Authority (Mining SETA).

Cease Trade Orders, Bankruptcies, Penalties or Sanctions

          No director or officer of Great Basin is, as of the date of this AIF, or has been within the 10 years before the date of this AIF, a director or officer of any company that while that person was acting in that capacity, was the subject of a cease trade order, penalties, sanctions or bankruptcy, during the time the individual was a director or within a one year period thereafter, or was a director or officer of a company during the time in which an event occurred which led to a cease trade order, penalties, sanctions or bankruptcy subsequent to the individual ceasing to act as a director or officer.

Potential Conflicts of Interest

          Several Directors of Great Basin Gold also serve as directors of other similar companies involved in natural resource development. Accordingly, it may occur that properties will be offered to both Great Basin Gold and such other companies. Furthermore, those other companies may participate in the same properties as those in which Great Basin Gold has an interest. As a result there may be situations which involve a potential conflict of interest or issues in connection with the doctrine of “corporate opportunity”. In that event, a financially interested director would not be entitled to vote at meetings of directors in respect of a transaction involving the Company if it evokes any such conflict. The directors will attempt to avoid dealing with such other companies in situations where conflicts or corporate opportunity issues might arise and will at all times use their best efforts to act in the best interests of Great Basin Gold. One Director, Joshua Ngoma is a director of our BEE partner Tranter Gold (Pty) Ltd and so has potential conflicts of interest in connection with serving on the board of a major shareholder at the same time he serves on the Company’s board.

ITEM 11.      PROMOTERS

          Not applicable.

ITEM 12.      LEGAL PROCEEDINGS

          No other material legal proceedings involving Great Basin Gold or its subsidiaries are ongoing or expected.

– 86 –	Annual Information Form and Form 40-F

ITEM 13.      INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

          Apart from Joshua C. Ngoma (a director of the Company who has a material interest in the Company’s BEE transaction, but who abstained from the relevant resolutions approving the transaction, none) of the directors or senior officers of the Company, nor any person who has held such a position since the beginning of the last completed financial year end of the Company, nor any proposed nominee for election as a director of the Company, nor any associate or affiliate of the foregoing persons, has any substantial or material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any material transaction of the Company.

ITEM 14.      TRANSFER AGENT AND REGISTRAR

          The Company’s registrar and transfer agent is Computershare Trust Company of Canada, located in Vancouver, BC as well as its South African affiliate at its Johannesburg office. Great Basin Gold maintains separate share registers.

ITEM 15.      MATERIAL CONTRACTS

          (a)           Tranter Margin Loan Agreements: Under these agreements Great Basin Gold has guaranteed ZAR80 million ($11 million) of the indebtedness of its BEE partner, Tranter Burnstone and as well provided a ZAR 32 million deposit ($4.3 million) in December, 2008 to increase the value of the 19.9 million shares of Great Basin Gold pledged as security for the ZAR380 million ($52 million) loan made by South African banks to Tranter Burnstone;

          (b)           Rusaf Gold Ltd arrangement (or merger) agreement under which additional shares of Great Basin Gold could become issuable dependent on gold discoveries from the former Rusaf Gold Ltd properties. See “Description of Business”;

          (c)           A Project Loan Facility Agreement with Investec Bank Ltd has a term of 7 years with quarterly repayments of ZAR18 million ($2 million) commencing September 2010. Interest rates are linked to the Johannesburg inter banking borrowing rate (“JIBAR”) with an average premium of 2.25% above JIBAR. As at December 31, 2008 JIBAR was at 12.06% . Following the October 29, 2009 raising of $126,5 million from the sale of unsecured convertible debentures on a “bought deal” basis, the Company concluded an early settlement of the A Project Loan Facility Agreement with Investec Bank Ltd with a portion of the proceeds;

          (d)           Senior Notes Indenture Dated December 12, 2008 and filed at www.sedar.com on January 20, 2009. The Indenture governs the terms of the US$50 million senior secured Notes described under “Description of Capital Structure”;

          (e)           Great Basin’s stock option plan described in its 2008 shareholder proxy materials filed on www.sedar.com on May 29, 2008;

– 87 –	Annual Information Form and Form 40-F

          (f)           Project loan facility with Investec Bank Ltd. The facility has a term of 7 years with quarterly repayments of ZAR18 million ($2 million) commencing September 2010. Interest rates are linked to the Johannesburg inter banking borrowing rate (“JIBAR”) with an average premium of 2.25% above JIBAR. As at December 31, 2008 JIBAR was at 12.06% . Following the October 29, 2009 raising of $126.5 million from the sale of unsecured convertible debentures on a “bought deal” basis, the Company concluded an early settlement of the A Project Loan Facility Agreement with Investec Bank Ltd with a portion of the proceeds.

          (g)           Convertible debentures. The Debentures mature on November 30, 2014 and bear interest at the rate of 8% per annum. Interest is payable semi-annually in arrears on May 30 and November 30 of each year, commencing on May 30, 2010. The Debentures are direct senior unsecured obligations of the Company and are guaranteed by certain of the Company’s subsidiaries.

ITEM 16.      INTERESTS OF EXPERTS

Interests of Experts

          The following is a list of the persons or companies named as having prepared or certified a statement, report or valuation, in this AIF either directly or in a document incorporated by reference and whose profession or business gives authority to the statement, report or valuation made by the person or company:

          (a)           The Corporation’s independent auditors are PricewaterhouseCoopers LLP, Chartered Accountants, who have issued an independent auditors’ report dated March 22, 2010 in respect of the Corporation’s consolidated financial statements as at December 31, 2009 and for the year ended December 31, 2009 and the Corporation’s internal control over financial reporting as at December 31, 2009. PricewaterhouseCoopers LLP has advised that they are independent with respect to the Corporation within the meaning of the Rules of Professional Conduct of the Institute of Chartered Accountants of British Columbia and the rules of the US Securities and Exchange Commission.

          (b)           Stephen J. Godden FIMMM.C. Eng, Johan Oelofse, Pr. Eng., FSAIMM, Deon van der Heever, Pr. Sc. Nat., and Phil Bentley, Pr. Sci. Nat. are the qualified persons who co-authored “Revised Technical Report on the Mineral Resources and Reserves at Hollister Development Block Gold Project”, dated effective June 17, 2009 amended October 30, 2009 and filed on SEDAR on November 3, 2009;

           (c)           Johan Oelofse, Pr. Eng., FSAIMM, Deon van der Heever, Pr. Sc. Nat., and Phil Bentley, Pr. Sci. Nat., prepared the “Revised Technical Report Update of the June 21, 2007 Technical Report (Optimized Feasibility Study), Inclusive of Updated Mineral Resource and Reserve Estimates for the Burnstone Gold Project” dated effective October 21, 2009 and filed on SEDAR on November 10, 2009;

          To our knowledge, none of these entities or individuals holds, directly or indirectly, more than 1% of our issued and outstanding common shares.

          Based on information provided by the relevant persons, and except as otherwise disclosed in this AIF, none of the persons or companies referred to above has received or will receive any direct or indirect interests in our property or the property of an associated party or an affiliate of ours or have any beneficial ownership, direct or indirect, of our securities or of an associated party or an affiliate of ours.

– 88 –	Annual Information Form and Form 40-F

ITEM 17.      ADDITIONAL INFORMATION

          Additional information, including directors’ and officers’ remuneration, indebtedness of officers, executive stock options and interests of management and others in material transactions, where applicable, is contained in annual financial statements, proxy circulars and interim financial statements of available at the SEDAR internet web site (www.sedar.com).

          The following documents can be obtained upon request from Great Basin’s Shareholder Communication Department by calling (604) 684-6365:

(i)	this AIF, together with any document incorporated herein by reference;

(ii)

the Annual Report of the Company and any interim financial statements filed with Securities Commissions subsequent to the audited financial statements for the Company’s most recently completed financial year; and

(iii)	the Proxy Circular for the annual general meeting of the Company to be held in June 2010, when available.

          The Company may require the payment of a reasonable charge from persons, other than security holders of the Company, requesting copies of these documents directly from the Company.

ITEM 18.      DISCLOSURE FOR COMPANIES NOT SENDING INFORMATION CIRCULARS

          Not applicable.

ITEM 19.      CONTROLS AND PROCEDURES

DISCLOSURE CONTROLS AND PROCEDURES

          As of the end of the period covered by this report, our management carried out an evaluation, with the participation of our Chief Executive Officer and Chief Financial Officer, of the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934 (the “Exchange Act”)). Based upon that evaluation, our Chief Executive Officer and Chief Financial Officer concluded that, as of the end of the period covered by this report, our disclosure controls and procedures, as defined in Rule 13a-15(e) of the Exchange Act, are effective, It should be noted that while our Chief Executive Officer and our Chief Financial Officer believe that our disclosure controls and procedures provide a reasonable level of assurance that they are effective, they do not expect that our disclosure controls and procedures or internal control over financial reporting will prevent all errors and fraud. A control system, no matter how well conceived or operated, can provide only reasonable, not absolute, assurance that the objectives of the control system will be met.

          There were no changes in our internal control over financial reporting during the fiscal year ended December 31, 2009 that materially affected, or are reasonably likely to materially affect, our internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act).

– 89 –	Annual Information Form and Form 40-F

MANAGEMENT’S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

          The management of Great Basin Gold Ltd. is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is defined in Rule 13a-15(f ) and 15d-15(f ) of the Exchange Act as a process designed by, or under the supervision of, the company’s principal executive and principal financial officers and effected by the company’s board of directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles and includes those policies and procedures that:

  Pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company;

  Provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and

  Provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the company’s assets that may have a material effect on the financial statements.

          Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness of internal control over financial reporting to future periods are subject to risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

          Management assessed the effectiveness of the Company’s internal control over financial reporting as at December 31, 2009. In making this assessment, the Company’s management used the criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

          Based upon this assessment, management concluded that the Company’s internal control over financial reporting was effective as at December 31, 2009.

          The effectiveness of the company’s internal control over financial reporting as at December 31, 2009 has been audited by PricewaterhouseCoopers LLP, our independent auditors, as stated in their report which appears in the 2009 form F-40 which has been filed on www.sedar.com by Great Basin Gold.

ITEM 20.      AUDIT COMMITTEE, CODE OF ETHICS, ACCOUNTANT FEES AND EXEMPTIONS

A.      AUDIT COMMITTEE FINANCIAL EXPERT

          The members of the audit committee are Messrs. Wayne Kirk, Patrick Cooke and David Elliott. The Company’s Board of Directors has determined that Patrick Cooke chairman of the Audit Committee of the board, is an audit committee financial expert (as that term is defined in Item 407 of Regulation S-K under the Exchange Act) and is an independent director under applicable laws and regulations and the requirements of the NYSE Amex LLC Exchange. Each of the members of the audit committee is financially literate and ach of the audit committee members is “independent”, as that term is defined by Canadian Multilateral Instrument 52-110. Mr. Elliott is an accredited Chartered Accountant in Canada, Mr. Cooke is a Chartered Accountant in South Africa and Mr Kirk is a retired securities attorney. Great Basin’s audit committee charter is available for download on the Company’s website at www.greatbasingold.com

– 90 –	Annual Information Form and Form 40-F

B.      CODE OF ETHICS

          The Company has adopted a code of ethics that applies to all personnel of the Company. A copy of the Code of Ethics is available on the Company’s website at www.greatbasingold.com.

C.      PRINCIPAL ACCOUNTANT FEES AND SERVICES

          The following table sets forth information regarding amounts paid to the Company’s independent auditors for each of the Company’s last two fiscal years:

Table 33: Principal Accountant Fees

	Year Ended December 31
	2009	2008
Audit Fees	478,330	281,258
Audit Related Fees	460,464	12,632
Tax Fees	48,512	4,002
All Other Fees	8,460	4,002
Total	$ 995,766	$ 299,332

Audit Fees

          Audit fees are the aggregate fees billed by the Company’s independent auditor for the audit of the Company’s annual consolidated financial statements, reviews of interim consolidated financial statements and attestation services that are provided in connection with statutory and regulatory filings or engagements.

Audit-Related Fees

          Audit-related fees are fees charged by the Company’s independent auditor for assurance and related services that are reasonably related to the performance of the audit or review of the Company’s financial statements and are not reported under “Audit Fees.” This category comprises fees billed for employee benefit audits, due diligence assistance, consultations on proposed transactions, internal control reviews and audit and attestation services not required under applicable law, rules and regulations.

Tax Fees

          Tax fees are fees for professional services rendered by the Company’s independent auditors for tax compliance and tax advice on actual or contemplated transactions.

– 91 –	Annual Information Form and Form 40-F

All Other Fees

          All other fees relate to services other than the audit fees, audit-related fees and tax fees described above.

Audit Committee Pre-Approval Policies

          From time to time, the Company’s management requests approval from the Audit Committee of the Company’s board for non-audit services from the Company’s independent auditors. The Audit Committee pre-approves all such non-audit services with set maximum dollar limits. In considering these requests, the Audit Committee assesses, among other things, whether the services requested would be considered prohibited services as contemplated by the SEC, and whether the services requested and related fees could impair the independence of the Company’s auditors.

ITEM 21.      OFF BALANCE SHEET ARRANGEMENTS

          The Company, through its subsidiaries, N5C Resource Inc., N6C Resources Inc. and Rodeo Creek Gold Inc. signed a loan guarantee agreement pursuant to the conclusion of the transaction with Tranter Burnstone.

          On October 1, 2007, Tranter Burnstone (a black empowerment enterprise) borrowed $28 million (ZAR200 million) from Investec to settle a portion of the purchase consideration of $37 million (ZAR260 million) for 812 Southgold shares. The Southgold shares were subsequently exchanged for 19,938,650 shares of Great Basin Gold. The security for the loan comprised, amongst other items, a loan guarantee which requires N5C Resources Inc., N6C Resources Inc. and/or Rodeo Creek Gold Inc., in the event of default by Tranter Burnstone on any of its interest payments to Investec, at any time for the first four years, to lend not more than $11 million (ZAR80 million) to Tranter Burnstone in order to settle such interest payment obligations.

          The loan agreement with Investec requires Tranter Burnstone to deposit cash into a margin call account if the underlying value of the shares held by Tranter in Great Basin Gold is less than the outstanding loan and accrued interest. The decrease in the share price of the Company since September 2008 triggered the requirement for a cash deposit into the margin account.

          Tranter Burnstone defaulted on funding the short fall in the margin call account and the Company has been advised that Investec served Tranter Burnstone with a notice of default in December 2008.

          A notice of foreclosure has not been served on Tranter and the probability of the guarantee being called upon remains uncertain.

– 92 –	Annual Information Form and Form 40-F

ITEM 22.      TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

Below is a tabular disclosure of the Company’s contractual obligations as at March 27, 2010:

Table 34: Payments due by period (CAD millions)

	Total (million)	Less than one year (million)	1 to 5 years (million)	More than 5 years (million)
Exploration commitment Senior secured notes Convertible debentures Finance lease liability Operating lease obligations	$ 7.2 65 177 1.5 0.7	$ 4.3 65 10.5 0.8 0.2	$ 2.9 Nil 166.5 0.7 0.5	$ Nil Nil Nil Nil Nil
Total	$ 251.4	$ 80.8	$ 170.6	$ Nil

Exploration commitments

          On August 20, 2007, the Company concluded a Joint Venture Agreement to enter into an unincorporated joint venture with GS Minase Refnaria Limitade (“GSR”) in Mozambique. The purpose of the Joint Venture in to establish a gold exploration and mining business in Mozambique, whereby the Company will have the exclusive right to explore all GSR’s properties. The Company will have an 80% interest in the Joint Venture and has committed to exploration expenditures of approximately US$2 million over a 3 year period on the Tsetsera Property, which is located 80 km south of Manica, Mozambique and other properties over which GSR holds mineral rights.

          The Rusaf Plan of Arrangement (“Rusaf agreement”) also provides for additional Great Basin shares to be issued in the first three years from closing, contingent upon gold discoveries above a threshold of 500,000 ounces in size on certain mineral prospects held by Rusaf. In the event of such discoveries, the Company will issue shares valued at the higher of closing price on date of acquisition ($3.30) or then-prevailing market price to the former Rusaf shareholders on the basis of valuing these gold ounces at US$15/oz for inferred resources and US$40/oz for measured and indicated resources (subject to a minimum average cut-off grade of 1.5 grams per tonne or 0.04 oz per ton).

          Pursuant to the Rusaf agreement of April 1, 2008, the Company issued an additional 3,073,773 shares valued at $5.6 million on January 27, 2010 for gold discoveries above a threshold of 500,000 ounces in size, on mineral prospects held by Rusaf.

          In terms of the Rusaf agreement the Company agreed to spend a minimum of $15 million and up to a maximum of $27 million to explore the newly acquired properties during the first three years from closing of the transaction on April 1, 2008. The increased expenditure is contingent upon gold discoveries above a threshold of 500,000 ounces in size on certain mineral prospects held by Rusaf.

Senior secured notes

          Each Note matures at 120% of principal on the earlier of December 12, 2011 and certain stated events, including a change of control. The Notes bear interest of 14% per annum with the first 24 months of interest having been prepaid.

– 93–	Annual Information Form and Form 40-F

          The Notes are guaranteed on a joint and several basis by all of the Company’s Nevada subsidiaries and secured by their assets, being the Hollister Property and all other Nevada assets. The Notes are also repayable at the election of the holder on 30 days notice after November 12, 2010.

Convertible debentures

          The Debentures mature on November 30, 2014 and bear interest at the rate of 8% per annum. Interest is payable semi-annually in arrears on May 30 and November 30 of each year, commencing on May 30, 2010. The Debentures are direct senior unsecured obligations of the Company and are guaranteed by certain of the Company’s subsidiaries. Following the raising of $126.5 million from the sale of unsecured convertible debentures on a “bought deal” basis, the Company concluded an early settlement of the A Project Loan Facility Agreement with Investec Bank Ltd with a portion of the proceeds.

Finance lease liability

          The principal debt amount will be repaid in 36 equal installments. Interest is charged at 6.5% on outstanding capital and is being calculated on the 15th of each month. The finance lease is collateralized by the leased assets which had a carrying value of $2,152,857 at December 31, 2009.